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Exhibit 99.1

2006 annual financial report

creating value:
in the upstream oil and gas business

TALISMAN ENERGY

Talisman Energy Inc.    is an upstream oil and gas company with a balanced portfolio of North American and international operations. Talisman was established as an independent company in 1992 and has its headquarters in Calgary, Alberta, Canada.

Talisman is listed on both the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 index. At year-end, the Company had an enterprise value (market value of common shares plus book value of debt) of approximately $25 billion with 1,064 million shares outstanding.

Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Financial Report. Talisman Energy Inc.'s subsidiaries conduct business in various parts of the world. For ease of reference, the terms "Talisman" and "Company" are used in this Annual Financial Report to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless indicated otherwise. References to production, reserves, acreage and drilling are gross (before royalty) numbers unless otherwise indicated.

This 2006 Annual Financial Report provides the Company's detailed Management's Discussion and Analysis, Audited Consolidated Financial Statements and Notes and Supplementary Information. Talisman encourages its stakeholders to read the Company's 2006 Annual Report Summary, as well as its 2006 Corporate Responsibility Report. These documents can be obtained from the Company or viewed online at www.talisman-energy.com.

Front Cover:    Picture of the Talisman-operated Piper B platform located in the North Sea. Modifications are being made to the Piper platform to handle additional production volumes from Talisman's Tweedsmuir field development.

Talisman Energy 2006 Annual Financial Report 1

Management's Discussion and Analysis

March 13, 2007

Highlights

(millions of C$ unless otherwise stated)	2006	2005[1]	2004[1]

Net income	2,005	1,561	654

Net income from continuing operations	1,452	1,354	519

Net income from discontinued operations	553	207	135

Dividends	163	125	114

Per share[2] (C$)
Net income	1.84	1.41	0.57

Net income from continuing operations	1.33	1.23	0.45

Net income from discontinued operations	0.51	0.18	0.12

Dividends	0.15	0.11	0.10

Production (mboe/d)	485	470	438

Production per share[2] (boe/share)	0.162	0.155	0.139

Average sales price ($/boe)	57.45	56.67	42.75

Gross sales[3]	9,362	8,888	6,299

Operating costs ($/boe)	9.98	8.41	7.26

DD&A, exploration and dry hole expense[3]	2,619	2,205	2,028

Cash provided by operating activities	4,374	4,871	3,119

Cash provided by continuing operating activities	4,086	4,459	2,780

Exploration and development spending[3]	4,540	3,132	2,471

Total assets	21,461	18,354	12,408

Total long-term debt	4,560	4,263	2,457

Proved reserves additions (before acquisitions and divestitures) (mmboe)	202	203	265

Proved reserves (mmboe)	1,667	1,639	1,488

Proved reserves replacement ratio[4]	116%	120%	166%

1
Prior years have been restated to present the effect of discontinued operations. See note 2 to the Consolidated Financial Statements.
2
All per share amounts have been retroactively restated to reflect the Company's three-for-one stock split in May 2006. See note 8 to the Consolidated Financial Statements.
3
From continuing operations.
4
See the MD&A section entitled Reserves Replacement for method of calculation.

This Management's Discussion and Analysis (MD&A) dated March 13, 2007 should be read in conjunction with the Consolidated Financial Statements of the Company. The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between Canadian GAAP and those generally accepted in the United States (US GAAP) is contained in note 20 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interests and net profits interests) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil and is based on an energy equivalence conversion method. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2006 and December 31, 2005, unless stated otherwise.

The United Kingdom (UK) and Scandinavia, which were classified as the North Sea in 2005, are reported separately in 2006. The reporting segment entitled Other for 2006 includes results of operations for North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005. Other exploration areas include Colombia, Peru and Qatar. During 2006, activities in Alaska, which previously had been included in the Other reporting segment, were reclassified and included in North America. Reclassifications have been made for all corresponding reported periods.

Talisman Energy Inc.'s subsidiaries conduct business in various parts of the world. Talisman Energy Inc.'s financial statements are prepared on a consolidated basis. For ease of reference, throughout this MD&A, the terms Talisman and the Company are used to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise.

Information relating to changes in the Company's reporting segments in 2005 and 2006 is included in the section entitled Segmented Results Review of this MD&A.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's annual report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

2 Talisman Energy 2006 Annual Financial Report

Talisman's Performance Highlights in 2006

In 2006, production averaged a record 485 mboe/d, 3% higher than 2005. Net income for the year was a record $2 billion ($1.84 per share), 28% higher than 2005. The increase in net income was due to gains on asset sales, increased oil production and prices, hedging gains and decreased stock-based compensation charges, partially offset by the impact of the stronger C$ in relation to its US counterpart, decreased prices for natural gas in North America and increases in royalties, operating expenses, DD&A and taxes.

During 2006, Talisman repurchased more than 35 million shares at an average price of $18.66 per share, long-term debt increased to $4.6 billion with increased capital expenditures and the Company increased its semi-annual dividend rate by 32.4% to $0.075 per share.

In North America, 2006 operational highlights included major discoveries in the Northern Alberta Foothills, Monkman and Appalachia, as well as the completion of the Palliser and Lynx Pipelines. The Company added significant amounts of new acreage in Alaska and the Outer Foothills. In the UK and Scandinavia, the Company continued to progress 11 development projects which are expected to increase production to approximately 240,000 boe/d in 2009. In Indonesia, the commissioning of the Phase 2 expansion of the Corridor gas plant is underway. In Malaysia, the Bunga Tulip field came onstream in the fourth quarter and in Vietnam, a successful exploration well was drilling on Block 15-2/01 at year-end.

In 2006, production per share increased 4.4% over the previous year. Talisman spent $4.5 billion on exploration and development activities and participated in drilling 773 successful wells in 2006 and sold non-core properties for proceeds in excess of $870 million. During 2005 and 2004, production averaged 470 mboe/d and 438 mboe/d, respectively.

In 2006, Talisman added 202 mmboe of proved reserves, before acquisitions and dispositions, replacing 116% of production. Including acquisition and disposition activity, the Company added 203 mmboe of proved reserves also replacing 116% of production.

2007 Outlook Summary

Additional discussion of management's estimates and assumptions for 2007, as highlighted below, can be found in the MD&A section entitled Outlook for 2007:

  •
  production is expected to average 485,000 boe/d, with a confidence level of +/-5%, essentially unchanged from 2006, reflecting previously announced asset sales of approximately 57,000 boe/d;

  •
  exploration and development spending is expected to be $4.8 billion (including $2.3 billion in North America and $1.6 billion in the North Sea) with 2007 spending to focus on high quality projects while operating in a volatile commodity price environment;

  •
  the Company plans to drill 448 gross wells in North America and 162 gross wells internationally;

  •
  the Tweedsmuir field in the UK is expected to start production early in the second quarter of 2007; and

  •
  first gas sales from the Corridor Block to West Java are expected in the summer of 2007.

Talisman Energy 2006 Annual Financial Report 3

2006 Variances

Net Income

(millions of C$)

2005 Net income	1,561

Favourable (unfavourable)

Cash items

Oil and liquids volumes	349

Oil and liquids prices	1,043

Oil and liquids foreign exchange price impact	(447)

Natural gas volumes	130

Natural gas prices	(369)

Natural gas foreign exchange price impact	(232)

Hedging – Commodities	143

Royalties	(87)

Other revenue	9

Operating expense	(313)

Transportation expense	(22)

Interest expense	(3)

Current taxes (including petroleum revenue tax) (PRT)	116

General and administrative	(32)

Stock-based compensation payments	(6)

Discontinued operations	(124)

Other	(79)

Total cash items variance	76

Non-cash items

Depreciation, depletion and amortization (DD&A) expense	(316)

Dry hole expense	(55)

Exploration expense	(43)

Future taxes (including PRT)	(421)

Stock-based compensation (non-cash)	589

Discontinued operations	470

Other	144

Total non-cash items variance	368

2006 Net income	2,005

The significant variances from 2005 as summarized in the net income variance table are:

  •
  higher prices for, and increased production of oil which more than offset the impact of the strengthening C$ and higher royalties;

  •
  hedging gains, as a result of decreased natural gas prices;

  •
  after tax gains on sale of assets of $356 million;

  •
  operating expense increased with a change in the production mix, additional oil volumes and increased charges for power, processing, maintenance and well workovers;

  •
  current taxes decreased as a result of increased capital allowances in the UK and lower US charges;

  •
  DD&A expense increased $316 million, largely due to higher production, increased costs in North America and additional assets on production in the UK, Scandinavia and Southeast Asia; and

  •
  the non-cash portion of the stock-based compensation expense decreased by $589 million (before tax), due primarily to the 90% increase in Talisman's share price during 2005 compared to the 4% decrease in 2006.

Discontinued Operations

In 2006, the Company announced a program to divest certain non-core oil and gas assets in Western Canada and the UK.

Operating results from these assets are included in net income from discontinued operations. During 2006, several deals closed, with the resulting after tax gains on disposals of assets of $147 million (North America assets) and $209 million (UK assets) included in net income from discontinued operations.

During 2006, the Company further advanced its plan to realize value from non-core assets by selling its oil sands interests. The sale of the Company's indirect interest in Syncrude closed on January 2, 2007 for proceeds of $477 million, with an after tax gain of $236 million to be included in net

4 Talisman Energy 2006 Annual Financial Report

income from discontinued operations in 2007. The Company held a 1.25% indirect interest in Syncrude, which produced approximately 3,400 bbls/d, net to Talisman, in 2006. Operating results from these assets are included in net income from discontinued operations, with the related assets and liabilities reported as assets and liabilities of discontinued operations in the Consolidated Balance Sheets.

In December 2006, Talisman entered into an agreement to sell its non-operated interests in the Brae area in the UK North Sea for consideration of US$550 million. Operating results from these assets are included in net income from discontinued operations, with the related assets and liabilities reported as assets and liabilities of discontinued operations in the Consolidated Balance Sheets. The resulting gain or loss on disposition of these assets will be recorded when the transaction closes, which is expected to occur later in 2007.

During the fourth quarter of 2006, Talisman announced plans to sell an additional 16,000 boe/d of oil and gas producing assets in Western Canada. These assets are not included in the results of discontinued operations as at December 31, 2006, but are expected to be reclassified in 2007.

Details on results of discontinued operations and related production are presented in the tables below. Prior years have been restated to present the effect of discontinued operations. See note 2 to the Consolidated Financial Statements.

Results of Discontinued Operations

	For the 12 months ended December 31
	North America			United Kingdom			Total
(millions of C$)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Income from discontinued operations, net of tax	39	60	46	158	147	89	197	207	135

Gain on disposition of assets, net of tax	147	–	–	209	–	–	356	–	–

Income from discontinued operations	186	60	46	367	147	89	553	207	135

Daily Average Production Volumes (mboe/d)

	2006	2005	2004

Discontinued operations

North America	7	11	12

United Kingdom	26	25	26

Discontinued operations	33	36	38

Continuing Operations Results Review

Revenue

Revenues from oil, liquids and natural gas sales in 2006 were $9.4 billion, 5% above last year, due to higher oil and liquids prices ($596 million), oil and liquids volumes ($349 million) and natural gas volumes ($130 million), partially offset by reduced natural gas prices ($601 million). Principally due to lower natural gas prices, hedging gains in 2006 were $66 million, compared to losses of $77 million in 2005.

Talisman Energy 2006 Annual Financial Report 5

Daily Average Production Volumes

	2006	2006 vs 2005	2005	2005 vs 2004	2004

		(%)		(% )
Oil and liquids (mbbls/d)
North America	48.3	(4)	50.5	(1)	51.0

United Kingdom[1]	91.9	(3)	95.2	(9)	104.2

Scandinavia[1]	32.5	26	25.7	336	5.9

Southeast Asia[1]	51.6	45	35.5	–	35.6

Other[1]	21.5	(15)	25.5	89	13.4

	245.8	6	232.4	11	210.1

Natural gas (mmcf/d)

North America	897	1	885	4	852

United Kingdom	34	5	32	20	27

Scandinavia	14	59	9	157	4

Southeast Asia	292	3	284	9	260

	1,237	2	1,210	6	1,143

Continuing operations (mboe/d)	452.0	4	434.0	8	400.6

Discontinued operations

North America

– oil and liquids (mbbls/d)	5.0	(13)	5.8	(10)	6.5

– natural gas (mmcf/d)	12	(59)	30	(8)	33

United Kingdom

– oil and liquids (mbbls/d)	10.9	(9)	11.8	–	11.8

– natural gas (mmcf/d)[2]	92	16	79	(5)	83

Discontinued operations (mboe/d)	33.2	(7)	35.8	(5)	37.6

Total mboe/d (6 mcf = 1 boe)	485	3	470	7	438

Production per share (boe/share)	0.162	4	0.155	11	0.139

1
Includes oil volumes produced into inventory for the year ended December 31, 2006 of 1,896 bbls/d, 500 bbls/d, 825 bbls/d and 936 bbls/d in the UK, Scandinavia, Southeast Asia, and Other, respectively, and for the year ended December 31, 2005 of 2,308 bbls/d, 1,362 bbls/d, 1,055 bbls/d and 1,242 bbls/d in the UK, Scandinavia, Southeast Asia and Other, respectively.
2
Includes gas acquired for injection and subsequent resale of 18 mmcf/d, 15 mmcf/d and 5 mmcf/d in 2006, 2005 and 2004, respectively.

Production

In 2006, total production from continuing and discontinued operations averaged a record 485 mboe/d, a 3% increase over last year's average of 470 mboe/d, while production per share increased by 4%. Production in 2004 was 438 mboe/d.

Actual 2006 production was less than the 515 to 545 mboe/d range per the 2006 Outlook in the 2005 MD&A as a result of the following unanticipated events:

  •
  impact of volumes sold during the year was a reduction of approximately 5 mboe/d;

  •
  poor weather, longer procurement lead times and delayed well tie-ins and infrastructure completion in North America;

  •
  production shutdowns for maintenance in the UK were longer than expected;

  •
  reduced production due to early water breakthrough on two wells in Scandinavia;

  •
  Southeast Asia had lower than expected gas nominations and its production was also affected by harsh weather; and

  •
  compressor outages in North America, the UK and Algeria reduced production.

Volumes reported in discontinued operations represent production from both assets currently held for sale as at December 31, 2006, as well as production up until the date of closing from assets disposed of during 2006.

Continuing Operations

Natural gas production in North America averaged 897 mmcf/d, with increases in several core areas, reflecting Talisman's successful 2006 drilling program, as 701 wells were drilled with a 98% success rate. New wells on production contributed to increases in Bigstone/Wild River (up 20 mmcf/d to 129 mmcf/d), Monkman (up 10 mmcf/d to 114 mmcf/d) and Alberta Foothills (up 8 mmcf/d to 155 mmcf/d). Partially offsetting these increases were the impact of a turnaround at Edson and natural declines. The Talisman-operated Lynx and Palliser Pipelines commenced operations in 2006, transporting a combined 31 mmcf/d and 27 mmcf/d, respectively, of Talisman and third party gas production at year-end. North America oil and liquids average production was 48,275 bbls/d during the year, down 4% from 2005 due to asset sales, natural decline rates and the Company's continued focus on natural gas.

6 Talisman Energy 2006 Annual Financial Report

Oil and liquids production in the UK averaged 91,897 bbls/d, a 3% decrease from 2005 as production increases from 2006 development drilling and asset acquisitions over the past year were more than offset by the impact of extended turnarounds and natural declines. Production decreased due to planned facility shutdowns at Piper (for Tweedsmuir tie-ins, down 2,400 bbls/d to 10,110 bbls/d), Beatrice (down 1,407 bbls/d to 2,317 bbls/d), unplanned shutdowns for a Scapa riser failure at Claymore (down 2,407 bbls/d to 18,100 bbls/d), repairs to a compressor at Tartan (down 2,102 bbls/d to 4,503 bbls/d) and repairs to Galley flowlines (down 1,870 bbls/d to 3,529 bbls/d). Turnarounds and a compressor failure at Ross/Blake decreased production by 1,220 bbls/d to 14,948 bbls/d. Natural gas production in the UK increased 5% over 2005 to 34 mmcf/d.

Oil and liquids production in Scandinavia averaged 32,474 bbls/d, a 26% increase from 2005 as production increases from asset acquisitions in 2005 and development drilling more than offset the impact of turnarounds and natural declines. Production at Gyda averaged 7,441 bbls/d (down 1,008 bbls/d due to natural declines and water injection repairs). Production from the Varg field was down 3,696 bbls/d to 9,642 bbls/d due to early water breakthrough on two wells, which reduced production from February to September. The Brage assets produced an average of 6,950 bbls/d during the year. The Veslefrikk and Siri fields (acquired through the Paladin Resources plc (Paladin) acquisition) produced an average of 5,362 bbls/d and 3,056 bbls/d, respectively, during 2006. Natural gas production for the year averaged 14 mmcf/d (up from 9 mmcf/d in 2005) primarily due to the Paladin assets acquired at the end of 2005.

Southeast Asia produced 51,582 bbls/d of oil and liquids, a 45% increase over 2005. A full year of production from the South Angsi PM-305 field (onstream in mid-August of 2005) and the startup of the Naga Kecil well in PM-314 in July 2006 increased production by 8,743 bbls/d to 15,214 bbls/d in 2006. The PM-3 CAA block in Malaysia/Vietnam decreased 3,364 bbls/d to 18,164 bbls/d in 2006, with an extended shut down period due to bad weather conditions and natural declines. Production from SE Sumatra and Offshore NW Java in Indonesia and from the Australia properties, which were all part of the Paladin acquisition, averaged 4,195 bbls/d, 665 bbls/d and 7,367 bbls/d, respectively, in 2006. Production at Corridor and the OK Block remained relatively unchanged from 2005 at 5,976 bbls/d.

Natural gas production in Southeast Asia increased 8 mmcf/d to 292 mmcf/d in 2006. In Malaysia/Vietnam, natural gas production from PM-3 CAA was 87 mmcf/d in 2006, down 18% from the previous year due to reduced demand from the buyer during the first half of the year, an extended shutdown in August as a result of bad weather conditions and a delay in the commissioning of the BRE gas processing facility during the second half of the year. Natural gas sales in Indonesia averaged 205 mmcf/d (versus 177 mmcf/d in 2005), with incremental production from 2006 development drilling and higher demand for Corridor gas from Caltex and Singapore Power. Gas production from the acquired SE Sumatra and the Offshore NW Java assets averaged 8 mmcf/d.

Oil and liquids production from Other areas averaged 21,559 bbls/d, down 3,930 bbls/d from last year. In Algeria, production averaged 12,389 bbls/d, down from 15,261 bbls/d, due to the failure of the gas reinjection compressor motor at the MLN facilities which shut down production from May 1 through August 12, 2006. Production from Tunisia, which was acquired from Paladin in late 2005, averaged 804 bbls/d during the year. Trinidad and Tobago production averaged 8,366 bbls/d in 2006, down from 10,111 bbls/d in 2005 due to natural declines and a glycol gas dehydrator failure in late November 2006 (which shut down production for four weeks and reduced production into February 2007).

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted and sold to third parties. Volumes transferred into and out of inventory for the year ended December 31, 2006 have been separately identified in footnote 1 to the Daily Average Production Volumes table above.

Talisman Energy 2006 Annual Financial Report 7

Commodity Prices1

	2006	2006 vs 2005	2005	2005 vs 2004	2004

		(% )		(% )
Oil and liquids ($/bbl)
North America	56.73	8	52.62	25	42.11

United Kingdom	72.11	13	64.07	33	48.21

Scandinavia	73.79	9	67.72	36	49.92

Southeast Asia	74.62	8	68.79	34	51.29

Other	71.65	10	65.40	28	51.17

	69.82	11	62.78	32	47.45

Natural gas ($/mcf)

North America	7.12	(21)	9.05	33	6.83

United Kingdom	8.50	16	7.30	29	5.57

Scandinavia	4.92	14	4.30	(13)	4.93

Southeast Asia	6.95	9	6.40	35	4.74

	7.20	(13)	8.30	32	6.28

Company $/boe (6 mcf:1 boe)	57.45	1	56.67	33	42.75

Hedging loss (gain) excluded from the above prices

Oil and liquids ($/bbl)	0.21	(75)	0.85	(84)	5.42

Natural gas ($/mcf)	(0.17)	–	–	(100)	0.07

Total $/boe (6 mcf:1 boe)	(0.37)	(180)	0.46	(85)	3.02

Benchmark prices

WTI (US$/bbl)	66.25	17	56.70	37	41.40

Dated Brent (US$/bbl)	65.15	19	54.52	43	38.22

NYMEX (US$/mmbtu)	7.26	(15)	8.55	40	6.09

AECO (C$/Gj)	6.62	(18)	8.04	25	6.44

US$/C$ exchange rate	0.88	6	0.83	8	0.77

C$/£ exchange rate	2.09	(5)	2.21	(7)	2.38

1
Prices exclude gains or losses related to hedging activities and do not include synthetic oil.

World oil prices were volatile during 2006, reaching new record levels at mid-year before dropping off in the latter part of the year, with WTI averaging US$66.25/bbl, up 17% over the 2005 average of US$56.70/bbl. North American natural gas prices decreased from 2005 with the NYMEX and AECO benchmark prices down 15% and 18%, respectively.

More than 90% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues to C$ for reporting purposes. The 6% strengthening of the C$ against the US$ reduced Talisman's reported oil and liquids price by $4.78/bbl to $69.82/bbl, an 11% increase over 2005.

Talisman's average natural gas price in North America decreased 21% to $7.12/mcf. The strengthening of the C$ during 2006 reduced Talisman's reported North America natural gas price by $0.49/mcf. Sales from Malaysia/Vietnam, where prices are referenced to the Singapore fuel oil spot market, averaged $4.72/mcf in 2006. Gas production from Malaysia/Vietnam was down 18% from 2005 and accounted for 30% of Southeast Asia gas production during the year. A large portion of Corridor gas production, which represented approximately 64% of the Company's 2006 gas sales in Southeast Asia, is exchanged for Duri crude oil on an energy equivalence basis and is sold with payment in US$ and averaged $8.36/mcf.

The Company's average sales prices are before a net hedging loss on oil of $20 million, or $0.21/bbl, and net hedging gains on natural gas of $86 million, or $0.17/mcf (combined gain of $66 million or $0.37/boe). The physical and financial commodity price contracts outstanding at year-end are disclosed in notes 11 and 12 to the Consolidated Financial Statements with additional discussion in the MD&A section entitled Derivative Financial Instruments and Commodity Sales Contracts. Additional discussion of the expected impact of commodity price contracts on the Company's 2007 results can be found in the Outlook for 2007 section of this MD&A. The Company's accounting policy with respect to derivative financial instruments and commodity contracts is disclosed in note 1(k) to the Consolidated Financial Statements.

8 Talisman Energy 2006 Annual Financial Report

Royalties

	2006		2005		2004
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions

Oil and liquids
North America	21	210	21	200	20	160

United Kingdom	1	1	1	10	1	2

Scandinavia	–	4	–	–	–	1

Southeast Asia	43	598	40	351	41	277

Other	31	165	30	170	38	97

	16	978	14	731	14	537

Natural gas

North America	18	422	20	583	19	407

United Kingdom	5	4	7	–	8	1

Southeast Asia	27	199	30	202	25	114

	18	625	21	785	19	522

Total	17	1,603	17	1,516	16	1,059

The consolidated royalty expense in 2006 was $1,603 million, an increase of $87 million (6%) from $1,516 million in 2005, as a result of higher world prices, increased oil volumes and rate increases for oil in Southeast Asia, partially offset by reduced North America natural gas prices. The Company's oil and liquids royalty rate increased to 16%, while the amount of royalties paid increased by 34% to $978 million. This increase is due primarily to a combination of higher prices and production increases in Southeast Asia. Natural gas royalties for 2006 decreased 21% to $625 million due principally to lower prices and rates in North America.

In North America, natural gas royalties fell 28% to $422 million, averaging 18%, down from 20% in 2005. This decrease in expense reflects a 21% drop in realized unit prices, partially offset by a 1% increase in production.

Oil and liquids royalties in Southeast Asia increased 70% to $598 million due to increases in both prices and production volumes. Malaysia/Vietnam oil royalties are tied to production, price and cost levels and averaged 49% in 2006, up from 37% last year, as both PM-3 CAA and PM-305 fully recovered past oil cost pools. This royalty rate will continue to fluctuate as costs are incurred and recovered. Based on current forecasts of production, prices and spending, the rate is expected to decrease to approximately 41% in 2007. In Southeast Asia, the natural gas royalty rates fell as a result of additional spending at Corridor, which increased gas cost recovery pools. Corridor's natural gas royalty rate averaged 27% during 2006, compared to 32% in the prior year due to an increase in the cost recovery shield. The Southeast Asia gas royalty rate was also impacted by lower Malaysia/Vietnam natural gas volumes, which have a royalty rate of 24%. This royalty rate is expected to continue until the Malaysia/Vietnam gas cost pools are recovered in 2011, based on current forecasts of production, prices and spending.

In Other, the oil royalty expense decreased from $170 million to $165 million as production decreased 15% from last year while the rate increased from 30% last year to 31% in 2006.

Effective August 1, 2006, the Government of Algeria implemented a new tax on exceptional profits. The calculation of such tax is applicable when the monthly average Brent crude oil price exceeds US$30/bbl and is dependent on the terms of the contract for the exploration and production of hydrocarbons. Implementation of the new tax is in process and the 2006 estimated impact to the Company is $3 million, which has been classified as additional royalty expense. The future impact of such tax is not expected to be material.

Talisman Energy 2006 Annual Financial Report 9

Unit Operating Expenses

	2006	2006 vs 2005	2005	2005 vs 2004	2004

		(%)		(% )
Oil and liquids ($/bbl)
North America	8.57	18	7.24	7	6.75

United Kingdom[1]	19.83	19	16.67	32	12.64

Scandinavia	22.42	18	18.98	(26)	25.73

Southeast Asia	6.63	48	4.48	(20)	5.57

Other	4.99	28	3.89	11	3.51

	14.11	19	11.81	14	10.32

Natural gas ($/mcf)

North America	1.07	19	0.90	14	0.79

United Kingdom	0.71	(22)	0.91	2	0.57

Southeast Asia	0.36	20	0.30	11	0.27

	0.87	14	0.76	15	0.66

Company ($/boe)	9.98	19	8.41	16	7.26

1
In 2005, certain UK pipeline expenses were recharacterized and included in the calculation of UK oil and liquids unit operating costs to better match the costs with the underlying activity. Previously, these costs were included in pipeline operating expenses and not included in the calculation of unit operating costs. For the comparative 2004 period, $35 million of expenses were recharacterized in the same fashion. Total operating expenses remained unchanged.

Total Operating Expenses

(millions of C$)	2006	2005	2004

Oil and liquids
North America	150	132	124

United Kingdom[1]	616	589	533

Scandinavia	259	180	55

Southeast Asia	122	56	73

Other	36	35	17

	1,183	992	802

Natural gas

North America	347	284	240

United Kingdom	7	10	6

Southeast Asia	39	31	25

	393	325	271

	1,576	1,317	1,073

Pipeline[1]	75	21	18

Total	1,651	1,338	1,091

1
In 2005, certain UK pipeline expenses were recharacterized and included in the calculation of UK oil and liquids unit operating costs to better match the costs with the underlying activity. Previously, these costs were included in pipeline operating expenses and not included in the calculation of unit operating costs. For the comparative 2004 period, $35 million of expenses were recharacterized in the same fashion. Total operating expenses remained unchanged.

Total operating expenses for the Company during 2006 were $1.7 billion, 23% higher than last year. On a per unit basis, oil and liquids costs increased 19% to $14.11/bbl and natural gas costs averaged $0.87/mcf, a 14% increase from 2005.

North America oil and liquids operating costs were higher during 2006 with increases in power, maintenance and well workover costs. Unit operating costs for natural gas increased as a result of higher third party processing fees, maintenance, power and well workover costs, partially offset by lower unit operating costs ($0.34/mcf) in Appalachia.

In 2006, UK operating expenses were up $24 million, or 4% over last year, due in part to acquisitions, partially offset by a 5% strengthening in the C$ against the UK£. Increased costs for oil reflected higher charges for fuel, power, maintenance and turnarounds.

Operating costs in Scandinavia increased $79 million to $259 million, reflecting increased production as a result of the prior year's acquisitions and increased well workovers at Gyda. Production declines at Varg, which has relatively fixed costs, increased per unit costs.

In Southeast Asia, unit operating costs increased 52% to $4.47/boe. Assets acquired in 2005 in Australia, SE Sumatra and Offshore NW Java accounted for 64% of the total increase in operating costs of $74 million over 2005, to $161 million. A full year of production from the South Angsi PM-305 field (onstream in mid-August of 2005) and the startup of the Naga Kecil well in PM-314 in July 2006 increased oil operating costs by $10 million. At PM-3 CAA, higher expenditures associated with maintenance, health, safety and environment (HSE) and well intervention work increased costs by $10 million over 2005. Indonesia unit costs increased, reflecting increased production from SE Sumatra, where costs averaged

10 Talisman Energy 2006 Annual Financial Report

$14.81/bbl. Indonesia gas sales represented 70% of the total for Southeast Asia versus 62% in 2005, and unit costs increased from $0.32/mcf to $0.38/mcf in 2006. Malaysia/Vietnam gas unit costs averaged $0.31/mcf as production for 2006 was 87 mmcf/d, down from 107 mmcf/d in 2005.

Other operating expenses increased 3% to $36 million. On a per unit basis, operating costs also increased, reflecting the impact of increased costs and reduced production from unplanned shut downs in the Greater MLN fields in Algeria and in Trinidad and Tobago.

Transportation Expenses

	2006		2005		2004
	$/bbl	$ millions	$/bbl	$ millions	$/bbl	$ millions

Oil and liquids
North America	0.57	11	0.50	11	0.49	10

United Kingdom	1.52	46	1.21	36	1.20	45

Scandinavia	1.80	21	1.11	10	0.60	1

Southeast Asia	0.27	5	0.09	1	0.23	3

Other	0.94	7	1.00	9	1.76	9

	$/mcf		$/mcf		$/mcf

Natural gas
North America	0.19	62	0.19	64	0.20	65

United Kingdom	0.33	8	0.42	7	0.28	2

Scandinavia	1.10	6	1.48	5	2.39	–

Southeast Asia	0.38	41	0.41	42	0.41	39

		207		185		174

During 2006, transportation expenses increased $22 million or 12% over 2005, primarily due to increased volumes acquired at Brage and Veslefrikk in Scandinavia, where transportation expenses averaged $2.36/boe, and due to increased volumes acquired at Montrose/Arbroath in the UK.

Unit Depreciation, Depletion and Amortization Expense (Includes accretion of Asset Retirement Obligations (ARO))

($/boe)	2006	2006 vs 2005	2005	2005 vs 2004	2004

		(%)		(% )
North America	14.18	13	12.57	20	10.49

United Kingdom	12.60	14	11.07	(10)	12.30

Scandinavia	19.78	19	16.65	(12)	18.96

Southeast Asia	6.17	28	4.83	(20)	6.02

Other	9.17	(2)	9.37	54	6.07

	12.26	13	10.81	7	10.09

Total Depreciation, Depletion and Amortization Expense (Includes accretion of ARO)

(millions of C$)	2006	2005	2004

North America	1,024	908	741

United Kingdom	440	397	489

Scandinavia	248	157	45

Southeast Asia	224	144	174

Other	69	83	30

	2,005	1,689	1,479

The Company's 2006 DD&A expense increased $316 million, or 19%, to $2 billion, with a per unit rate of $12.26/boe ($10.81/boe in 2005) due to recently acquired assets and high levels of capital spending. DD&A rates in North America increased to $14.18/boe, primarily due to higher drilling costs, increased capital expenditures on infrastructure projects as well as increased land amortization costs. In North America, total DD&A expense increased 13% to $1,024 million. In the UK, total DD&A expense increased by 11% to $440 million, as DD&A rates increased 14% to $12.60/boe, but were partially offset by a 3% reduction in boe production.

In Scandinavia, total expense increased by $91 million to $248 million, as DD&A rates increased 19% to $19.78/boe, combined with a 28% increase in boe production. Total DD&A expense for Southeast Asia increased by $80 million, or 56%, to $224 million due to the impact of a 28% increase in the rate to $6.17/boe and a 21% increase in boe production. Total Other DD&A expense decreased by 17% to $69 million, primarily as a result of a decrease in production.

Talisman Energy 2006 Annual Financial Report 11

For additional information relating to DD&A, refer to the MD&A section entitled Application of Critical Accounting Policies and the Use of Estimates and to notes 5 and 6 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of C$)	2006	2005	2004

North America	135	122	147

United Kingdom	26	38	109

Scandinavia	11	15	–

Southeast Asia	15	11	25

Other[1]	109	55	30

	296	241	311

1
In 2006, Other includes Trinidad and Tobago, Colombia, Qatar, Peru and Gabon.

During 2006, the Company incurred dry hole expense of $296 million, $55 million higher than in the previous year. In North America, dry hole expense was $135 million. In the UK, a total of three wells were expensed for a total of $26 million. The Company also wrote off one well in Scandinavia, two wells in Southeast Asia and seven wells in the rest of the world.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year such determination is made. Until such determination is made, the costs are included in non-depleted capital. At year-end, $769 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2005 – $450 million; 2004 – $284 million). The majority of the related wells were drilled in 2006.

Exploration Expense

(millions of C$)	2006	2005	2004

North America[1]	168	143	132

United Kingdom	25	29	24

Scandinavia	30	24	4

Southeast Asia	22	40	20

Other[1]	73	39	58

	318	275	238

1
Alaska has been reclassified from Other to North America.

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting. The majority of the $43 million increase to $318 million in 2006 relates to increased exploration activity in North America and other potential growth areas.

Corporate and Other

(millions of C$)	2006	2005	2004

General and administrative (G&A) expense	233	201	183

Interest expense	166	163	173

Capitalized interest	72	19	13

Stock-based compensation	51	633	171

Other revenue	119	112	80

Other expense	(29)	39	89

G&A expense increased due to additional personnel, salary increases and higher administrative costs. On a unit basis, G&A was $1.31/boe (2005 – $1.17/boe; 2004 – $1.14/boe).

The sum of interest on long-term debt and capitalized interest was $238 million during 2006, up from $182 million in 2005 on higher debt levels in the current year. Interest capitalized in 2006 is primarily associated with the Tweedsmuir development project in the UK, which is scheduled to come on production early in the second quarter of 2007. In addition, interest costs of $18 million in 2006, $3 million in 2005 and nil in 2004, have been allocated to discontinued operations (see note 2 to the Consolidated Financial Statements).

Other revenue includes pipeline and custom treating revenues of $103 million for 2006, compared to $88 million for 2005. Other expense during 2006 included the gain on sale of a royalty interest in an undeveloped lease of $108 million, partially offset by foreign exchange losses of $24 million and costs related to the Beatrice Windfarm of $22 million.

12 Talisman Energy 2006 Annual Financial Report

Stock-Based Compensation

Stock-based compensation expense relates to the appreciated value of the Company's outstanding stock options and cash units at December 31, 2006. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options, or cash units exercise price. $51 million was expensed in 2006. The Company paid cash of $159 million ($153 million in 2005) to employees in settlement of fully accrued option liabilities for options exercised. Comparatively, during 2005 the 90% increase in the Company's share price resulted in an expense of $633 million. Over the course of the year, the average exercise price of all outstanding options increased from $8.71 per share to $10.79 per share, with a total of 63.9 million options outstanding at December 31, 2006 (see note 8 to the Consolidated Financial Statements).

The Company's stock option plans provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the approximate share price at the time of surrender. The cash payment alternative is expected to result in reduced shareholder dilution in the future as it is anticipated that most holders of the stock options (now and in the future) will elect to take a cash payment. Such cash payments made by the Company to stock option holders are deductible by the Company for income tax purposes, making these plans more cost-effective.

Since the introduction of the cash feature, approximately 97% of options that have been exercised have been exercised for cash, resulting in reduced dilution of shares.

Additional stock-based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units.

Income Taxes

The Company's effective income tax rate for 2006, after deducting PRT, was 47%, compared to 45% in 2005 and 35% in 2004. A number of events in the past three years have affected the Company's effective tax rates, including tax rate increases in the UK, tax rate reductions in Canada and acquisitions of producing assets in Norway last year.

Effective Income Tax Rate

(millions of C$)	2006	2005	2004

Income from continuing operations before tax	3,046	2,643	931

Less PRT

Current	256	147	124

Future	34	37	4

	290	184	128

	2,756	2,459	803

Income tax expense/(recovery)

Current	752	978	427

Future	552	127	(143)

	1,304	1,105	284

Effective income tax rate (%)	47	45	35

In 2006, future tax expense increased $425 million, to $552 million, as the Company recorded a $325 million charge related to the income tax rate increase on petroleum profits from 40% to 50% in the UK, partially offset by a recovery of future taxes of $178 million related to Canadian federal and provincial tax rate reductions and $34 million in the UK related to the deferral of 2005 capital expenditure claims to 2006 and 2007 for tax purposes.

A normalized effective tax rate after removing the impact of the UK and Canadian tax rate changes and the tax on unrealized foreign exchange gains on foreign denominated debt would have been 44% in 2006, 43% in 2005 and 36% in 2004. The increase in the 2006 effective tax rate results, in part, from a higher tax rate in the UK. Foreign exchange rate fluctuations over the past several years have resulted in taxes on gains related to inter-company loans and non-C$ denominated debt, for which there is no corresponding component of the unrealized gain reflected in income before taxes. See note 15 to the Consolidated Financial Statements for additional information on the Company's income taxes.

Current income tax expense decreased to $752 million in 2006, due primarily to higher capital allowances in the UK and lower US charges due to reduced natural gas prices.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, increased as a result of both higher prices and volumes on fields in the UK subject to PRT. In addition to the UK, PRT is levied in Australia and other countries, where $66 million (nil in 2005) and $16 million ($14 million in 2005), respectively, were recorded during 2006.

Talisman Energy 2006 Annual Financial Report 13

Capital Spending1,2

(millions of C$)	2006	2006 vs 2005	2005	2005 vs 2004	2004

		(%)		(%)
North America	2,420	49	1,623	16	1,457

United Kingdom	1,208	38	875	96	387

Scandinavia	332	129	145	202	108

Southeast Asia	331	9	305	20	255

Other[3]	249	35	184	(43)	264

Corporate, IS and Administrative	36	29	28	8	26

	4,576	45	3,160	27	2,497

Acquisitions[4]	204	(62)	536	62	330

Dispositions	(119)	441	(22)	(75)	(88)

Discontinued operations[5]	(715)	(1,621)	47	(30)	67

Total	3,946	6	3,721	33	2,806

1
Excludes corporate acquisitions.
2
Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.
3
Other includes Algeria, Tunisia, Trinidad and Tobago, Colombia, Peru, Qatar and Gabon.
4
Includes the Auk/Fulmar assets acquired in the UK for $181 million in 2006.
5
2006 is net of $753 million ($361 in North America and $392 in the UK) in proceeds on sale of assets.

The Company spent $3 billion on development and $1.5 billion on exploration primarily to pursue additional deep gas prospects in North America and progress development opportunities in the UK and Scandinavia sectors of the North Sea and in Southeast Asia. Actual capital expenditures during 2006 differed from the amount of capital expenditures in the 2006 Outlook of the 2005 MD&A, primarily as a result of the following:

  •
  North America – increased spending on land acreage acquisitions in the Outer Foothills region;

  •
  Scandinavia – due to lower spending as a result of delays in both development and exploration wells into 2007; and

  •
  Southeast Asia – delay in the Northern Fields development.

During 2006, natural gas continued to be the focus of the Company's capital investment activities in North America, supplemented by low risk oil projects. Of the $2.4 billion of capital spending in North America, $1.1 billion related to exploration activities and development accounted for $1.3 billion. The Company's North America drilling program had a 98% success rate, resulting in 496 gas wells and 194 oil wells. Exploration and development spending was concentrated in the predominantly gas producing core areas in the Alberta Foothills, Greater Arch, Deep Basin, Monkman/BC Foothills, Edson and Appalachia regions.

Total capital spending in the UK was $1.2 billion, including $138 million for exploration and $1.1 billion for development. Major areas of activity included the ongoing development of the Tweedsmuir, Blane, Wood, Enoch and Affleck projects and the drilling and completion activity within the Orion, Tartan and Claymore fields. A total of 24 successful development wells were drilled in 2006, as well as six exploration wells.

In Scandinavia, total expenditures were $332 million and included $102 million on exploration and $230 million on development. In addition to project development costs at Rev of $27 million, five successful development wells were drilled during 2006, as well as two exploration wells.

Malaysia/Vietnam accounted for $241 million of the $331 million of total capital spending in Southeast Asia, with the completion and start up of the Bunga Tulip development and the ongoing development of the Northern Fields in PM-3 CAA. Talisman participated in nine successful development wells and one successful exploration well in Malaysia/Vietnam during 2006. A total of $76 million was spent in Indonesia, primarily on the Suban Phase 2 development to supply natural gas to West Java in 2007. A total of 19 successful development wells and two successful exploration wells were drilled in Indonesia.

Capital spending in Other included $74 million in North Africa, with Talisman participating in 13 successful exploration and development wells in Algeria and two wells in Tunisia. In Trinidad and Tobago, a total of $84 million was spent, primarily on Block 2c development drilling and Eastern Block onshore exploration activity. A total of four development wells and four exploration wells were drilled in Trinidad and Tobago. During 2006, the Company spent $91 million in the rest of the world, including $22 million in Qatar on exploration drilling.

Information related to details and funding of the 2007 capital expenditures program is included in the Outlook for 2007 section of this MD&A.

Reserves Replacement

Talisman drilled 773 successful wells in 2006 and increased its total proved reserves by 2% to 1,667 mmboe at the end of 2006. The Company replaced 116% of conventional production from all sources and 116% before acquisitions and divestitures. Drilling related reserve additions and revisions to previous estimates totaled 202 mmboe. Talisman also acquired a net 1 mmboe of proved reserves. Talisman's net proved reserves increased by 4% to 1,367 mmboe.

Proved oil and liquids reserves increased 4% to 767 mmbbls. Talisman added a total of 125 mmbbls from all sources, including 62 mmbbls in the UK, 29 mmbbls in Scandinavia, 7 mmbbls in Southeast Asia, 15 mmbbls in Other and 12 mmbbls in North America. The majority (91%) of these

14 Talisman Energy 2006 Annual Financial Report

reserves additions were through discoveries, additions, extensions and revisions. The UK (50%) and North America (22%) account for the majority of Talisman's year-end oil and liquids reserves. These are predominantly high quality crude oil and natural gas liquids. Talisman has virtually no conventional heavy oil reserves.

Talisman's proved natural gas reserves decreased by 0.3% in 2006, totaling 5.4 tcf at year-end. Talisman's North American natural gas reserves were 2.8 tcf at year-end, up 4% from the previous year. In North America, the Company added 458 bcf through the drill bit (138% of production) and upward revisions to existing reserves (13 bcf) offset by natural gas production (332 bcf) and minor net dispositions (41 bcf). These numbers include Fortuna's natural gas reserves in the northeastern US, which totaled 144 bcf at year-end, with the addition of 43 bcf through drilling activities.

Talisman's proved international natural gas reserves at year-end were 2.6 tcf and accounted for 48% of the Company's total proved natural gas reserves, with Southeast Asia constituting 39% of total worldwide proved natural gas reserves.

Over the past three years, Talisman has added 670 mmboe of proved reserves through discoveries, additions and extensions (including revisions) and acquired 139 mmboe of proved reserves, net of dispositions. Approximately 86% of Talisman's proved reserves have been independently audited over the past four years.

The reserves replacement ratio of 116% (before acquisitions and dispositions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2006 by the Company's 2006 conventional production. The reserves replacement ratio of 116% (after acquisitions and dispositions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2006 by the Company's 2006 conventional production.

	Oil & Natural Gas Liquids	Natural Gas	BOE

	(mmbbls)	(bcf)	(mm)
December 31, 2005	736.1	5,416.6	1,638.8

Discoveries, extensions and additions	80.0	564.1	174.1

Net acquisitions	10.6	(61.0)	0.4

Revisions	34.0	(33.8)	28.4

Production	(94.2)	(483.0)	(174.7)

Total Proved, December 31, 2006	766.5	5,402.9	1,667.0

Total Probable, December 31, 2006	544.0	2,650.0	985.8

The Company's management uses reserves replacement ratios, as described above, as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Liquidity and Capital Resources

Talisman's long-term debt at year-end was $4.6 billion ($4.5 billion, net of cash), up from $4.3 billion at the end of last year. During 2006, the Company generated $4.4 billion of cash provided by operating activities and spent $4.5 billion on exploration and development and received divestiture proceeds net of acquisitions of $664 million. In addition, the Company repurchased approximately 35 million common shares for $659 million and paid dividends of $163 million. At year-end, the Company had $494 million drawn against its available $2,018 million bank lines of credit. In December 2005, the Company filed as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System under which it is permitted to issue up to US$2 billion of debt securities in the US public debt market, and simultaneously filed a medium term note shelf prospectus in Canada under which it is permitted to issue up to $1 billion of medium term note securities in the Canadian public debt market. At December 31, 2006, US$900 million remained unissued under the US shelf prospectus due to expire in January 2008 and $650 million remained unissued under the Canadian medium term note shelf prospectus due to expire in January 2008.

In March 2006, the Company renewed its Normal Course Issuer Bid (NCIB) to permit the purchase of up to 54,940,200 common shares, representing 5% of the total common shares outstanding at the time of the renewal. The NCIB expires in March 2007 and the Company has received Board of Directors' approval to renew the NCIB for another year. In December 2006, Talisman amended the current NCIB. The amendment increases the maximum number of common shares that Talisman may purchase over the 12-month period of the NCIB ending March 27, 2007 to the maximum permitted by the TSX, being 10% of the public float on March 22, 2006. The amended maximum is 109,767,000 common shares. The Company repurchased 35,294,400 common shares under its NCIB during 2006 for a total of $659 million ($18.67/share). Subsequent to year-end, Talisman repurchased 15,513,400 shares for a total of $299 million, leaving a maximum of 58,959,200 shares available for repurchase prior to the expiry of the NCIB.

In the first quarter of 2006, Talisman completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011. Interest on both notes is paid semi-annually. The $350 million offering was immediately swapped into

Talisman Energy 2006 Annual Financial Report 15

US$304 million 5.054% debt. The proceeds from these note offerings were used to repay a portion of the bridge financing entered into to finance the acquisition of Paladin in 2005. In the fourth quarter of 2006, Talisman completed a US$600 million offering of 6.25% notes due February 1, 2038. Interest on the notes is paid semi-annually. Each of these offerings was completed pursuant to the shelf prospectuses described above.

At December 31, 2006, the Company had current assets of $2.1 billion and current liabilities of $3.2 billion, including assets and liabilities of discontinued operations. Working capital movements are difficult to predict, but management does not anticipate a substantial change during 2007.

In connection with the funding of the acquisition of Paladin in 2005, the Company arranged a $2,605 million (£1,300 million), unsecured non-revolving credit facility (bridge financing facility). During 2006, the amounts outstanding thereunder were repaid in full and the credit facility was cancelled.

Two common share dividends were paid in 2006 for a total of $163 million (an aggregate of $0.15/share). The Company's dividend is determined semi-annually by the Board of Directors. At year-end, there were 1,064 million common shares outstanding, down from 1,099 million at December 31, 2005. As at March 1, 2007, there were 1,049 million common shares outstanding, as well as 61.1 million stock options outstanding.

At the end of 2006, Talisman's ratio of debt-to-cash provided by operating activities was 1.04:1 and its ratio of debt-to-debt plus equity was 38%.

For additional information regarding the Company's liquidity and capital resources, refer to note 7 to the Consolidated Financial Statements. In addition, refer to the Sensitivities table included in the Outlook for 2007 Section of this MD&A for possible 2007 impacts of various factors on the Company's estimated 2007 net income and cash provided by operating activities.

Talisman's investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service (DBRS), Moody's Investors Services, Inc. (Moody's) and Standard & Poor's (S&P) are BBB (high), Baa2 (stable) and BBB+, respectively. S&P has assigned a rating of BBB+ (with a negative outlook) to Talisman.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's debt repayment obligations and significant commitments can be found in notes 7 and 12 to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the next section of this MD&A.

The following table includes the Company's expected future payment commitments as at December 31, 2006 and estimated timing of such payments.

			Payments due by period[1,2] (millions of C$)
Commitments	Recognized in financial statements	Total	Less than 1 year	1-3 years	4-5 years	6-10 years	11-15 years	After 15 years

Long-term debt	Yes – Liability	4,560	601	314	860	1,007	–	1,778

Abandonment obligations[3]	Yes – Partially accrued as liability	4,600	52	66	39	200	575	3,668

Office leases	No	214	34	56	50	73	1	–

Ocean-going vessel leases	Yes – Partially accrued as liability	486	190	205	64	27	–	–

Transportation and processing commitments	No	1,114	168	189	181	397	140	39

Minimum work commitments[4]	No	502	280	181	41	–	–	–

Other service contracts	No	2,390	897	1,238	231	24	–	–

Stock options and cash units[5]	Yes – Partially accrued as liability	606	514	92	–	–	–	–

Total		14,472	2,736	2,341	1,466	1,728	716	5,485

1
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
2
Payments denominated in foreign currencies have been translated at the December 31, 2006 exchange rate.
3
The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.
4
Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration or drilling obligations.
5
The liability for stock options and cash units recognized on the balance sheet is based on the Company's year-end stock price and the number of options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

16 Talisman Energy 2006 Annual Financial Report

Talisman is in negotiations for the construction and long term lease of an offshore production and storage facility for the Talisman operated (70% WI) Yme field in Norway. Upon completion and delivery of the facility in 2009, the joint venture would lease the facility for an initial five year period, however this term can be extended by up to an additional 17 years. Talisman's share of the minimum lease payments over the initial five year period is expected to be approximately $64 million per year, which has not been included in the Estimated Future Minimum Commitments table above. This agreement is currently expected to be signed in late March 2007.

Derivative Financial Instruments and Commodity Sales Contracts

The Company manages its exposure to fluctuations in foreign exchange rates, interest rates and commodity prices in part through the use of derivative financial instruments and commodity sales contracts. The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(k) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2006, including their respective fair values, are detailed in notes 11 and 12 to the Consolidated Financial Statements.

During 2006, the Company had commodity price derivative financial instruments covering approximately 7,000 bbls/d or 3% of the Company's 2006 worldwide oil and liquids production. This resulted in a net decrease to recorded sales of $20 million (2005 – $77 million decrease; 2004 – $480 million decrease). The company also had natural gas price derivatives and long term fixed price physical sales contracts covering 66 mmcf/d of North American natural gas production, representing 5% of the Company's worldwide gas production, which resulted in an increase in recorded sales of $86 million (nil in both 2005 and 2004). At December 31, 2006, the Company had outstanding commodity price derivative contracts that covered approximately 16,000 bbls/d (13%) of the Company's anticipated 2007 UK oil and liquids production and approximately 10,000 bbls/d (24%) of the anticipated North American oil and liquids production. An additional 119 mmcf/d (14%) of anticipated 2007 North American natural gas production has been committed under commodity price derivative contracts with an additional 13 mmcf/d (1%) committed under long-term fixed price commodity sales contracts. The Company's outstanding commodity price derivative contracts outstanding at December 31, 2006 have been designated as hedges of the Company's anticipated future commodity sales. See notes 11 and 12 to the Consolidated Financial Statements for additional details regarding the contracts outstanding at year-end.

Subsequent to year-end, the Company entered into natural gas derivative contracts priced at AECO in the form of two-way collars covering the period April 1, 2007 to October 31, 2007 for notional volume of 27,523 mcf/d of natural gas with a ceiling of $7.97/mcf and a floor of $7.00/mcf. The Company also entered into AECO fixed-price swaps covering the period April 1, 2007 to October 31, 2007 for a notional volume of 36,697 mcf/d with a fixed price of $7.58/mcf. In addition, the Company entered into fixed-price swaps of UK natural gas prices covering the period from October 1, 2008 to June 30, 2011, for initial notional volumes of 260,000 therms/d declining over the period to a final notional volume of 180,000 therms/d in the second quarter of 2011 with an average fixed price of $0.83/therm. These contracts have not been designated as hedges of the Company's anticipated future commodity sales, and as such are expected to increase the volatility of net income as changes in the fair value of these derivative instruments will be charged to net income.

Also subsequent to year-end, the Company settled a portion of its 2007, ($90.84/$70.00) WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million, which will be deferred and amortized over the period ending December 31, 2007, the term of the original hedge.

In order to support the Company's investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts. In conjunction with the PM-3 CAA development project, the Company entered into a long-term firm supply contract for approximately 100 mmcf/d, at prices referenced to the Singapore fuel oil spot market. The majority of Talisman's Corridor natural gas production in Indonesia is currently sold to Caltex under long-term sales agreements, with the majority of the natural gas sales exchanged for crude oil on an energy equivalent basis. Sales to Singapore from Corridor are also under long-term sales agreements referenced to the spot price of fuel oil in Singapore. During 2004, the Company signed a long-term contract to sell 2.3 tcf of Corridor natural gas to West Java over a 17-year period, with gas sales commencing in 2007 at a price of US$1.91/mcf, with no associated transportation costs. The Company's share of sales will be approximately 810 bcf based on its 36% interest. The Company anticipates having sufficient production to meet all future delivery commitments.

Effective January 1, 2004, the Company's US$ cross currency and interest rate swap contracts were no longer designated as hedges of the £250 million Eurobond, which resulted in a revaluation of this debt and a deferred gain of $17 million, which is being amortized over the period to 2009. The swap contracts were terminated in 2004 for net cash proceeds of $138 million and resulted in an additional gain of $15 million, which was recognized immediately in income.

In order to hedge a portion of the fair value risk associated with the US$375 million 5.125% notes due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes issued in May 2005.

In conjunction with the C$350 million notes issued during the first quarter of 2006, the Company entered into a cross currency interest rate swap in order to hedge the foreign exchange exposure on this Canadian dollar denominated liability. As a result, the Company is effectively paying interest semi-annually in US dollars at a rate of 5.05% on a notional amount of US$304 million.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties. The Board of Directors has authorized the Company to enter into commodity derivative agreements, which in aggregate do not exceed 40% of total estimated production. From time to time, on certain development projects or asset acquisitions, the Company may mitigate its exposure to financial risks related to commodity price fluctuations, through the use of various financial instruments and physical contracts.

Talisman Energy 2006 Annual Financial Report 17

Segmented Results Review of Continuing Operations

Talisman is an independent international upstream oil and gas company whose main business activities include exploration, development, production, transporting and marketing of crude oil, natural gas and natural gas liquids. Note 19 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2006 were conducted principally in five geographic segments: North America, United Kingdom, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The UK segment includes operations in the United Kingdom and the Netherlands. The Scandinavia segment includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international exploration areas. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

In 2006, Talisman redefined its reporting segments to those described above. In 2005, the UK and Scandinavia were reported in aggregate as the North Sea, Alaska was included in the Other reporting segment and excluded from the North American segment, and operations in North Africa (Algeria, Tunisia) and Trinidad and Tobago were reported as separate segments. The segment entitled Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia for the years ended December 31, 2006 and 2005, but only Indonesia, Malaysia and Vietnam in 2004. Similarly, the segment entitled Other includes both Algeria and Tunisia for the years ended December 31, 2006 and 2005, but only Algeria in 2004 as well as Trinidad and Tobago for 2006 and 2005. Exploration is being advanced in other areas outside the principal geographic segments, including Colombia, Qatar and Peru. All prior periods have been restated to conform to the current presentation. The following is a brief summary of the financial results of each geographic segment. The Company's pre-tax segmented income from continuing operations as discussed below is before corporate general and administration, interest, stock-based compensation, taxes and non-segmented foreign exchange gains and losses. Effective January 1, 2004, with the adoption of the new hedge accounting rules (see notes 1(k) and 11 to the Consolidated Financial Statements), the Company allocates hedging gains and losses on the basis of the percentage of relative hedged production. More detailed analysis of the Company's results can be found after this Segmented Results Review.

North America (Includes Alaska)

During 2006, the North America operations contributed $1.1 billion, or 30%, of the Company's pre-tax segmented income from continuing operations of $3.5 billion, down 27% from $1.5 billion (40% of $3.6 billion) in 2005. Gross sales in North America decreased 15% to $3.3 billion due principally to lower natural gas prices and oil production. North American production from continuing operations averaged 197,800 boe/d, unchanged from 2005, and represented 44% of the Company's total production in 2006. Royalty expense decreased 19% to $632 million due to lower gas prices. North American operating expense increased 20% to $505 million due to higher processing fees, increased well workovers, maintenance and power costs. DD&A increased to $1,024 million, up from $908 million due to higher drilling costs and increased capital expenditures on infrastructure projects. Total exploration and development spending for North America in 2006 was $2.4 billion, up 49% over 2005.

United Kingdom

The UK pre-tax segmented income increased to $1.2 billion and accounted for 34% of the Company's pre-tax segmented income from continuing operations during 2006, up 9% from $1.1 billion in 2005. UK gross sales increased 10% to $2.5 billion due primarily to higher prices. Production from continuing operations averaged 97,500 boe/d, down 3% from 2005, and represented 22% of the Company's total production. Operating expenses increased 12% to $690 million and DD&A expense increased $43 million to $440 million. Royalty expense decreased 50% to $5 million. Dry hole expense decreased from $38 million to $26 million in 2006. Exploration and development spending for the UK was $1.2 billion, up 38% from 2005.

Scandinavia

In Scandinavia, pre-tax segmented income increased 44% to $322 million and accounted for 9% of the Company's pre-tax segmented income from continuing operations during 2006, up from $223 million in 2005. Scandinavia gross sales increased 45% to $890 million due primarily to higher prices and increased production, resulting from acquisitions and development drilling. Production averaged 34,900 boe/d and represented 8% of the Company's total production. This 28% increase in production also contributed to increases in operating expenses of $79 million and DD&A expense of $91 million. Exploration and development spending for Scandinavia was $332 million, up 129% from 2005.

Southeast Asia

Southeast Asia contributed 24% ($853 million) to the Company's pre-tax segmented income from continuing operations in 2006. Gross sales increased 39% to $2.1 billion with increased commodity prices and production. Southeast Asia production averaged 100,200 boe/d, an increase of 21% over 2005 and represented 21% of the Company's total production. Total operating expenses increased 85% from 2005 to $161 million as a result of the increase in production. DD&A expense increased 56% to $224 million. Capital spending for Southeast Asia was $331 million, up 9% from 2005.

Other

The Other reporting segment contributed 2% ($68 million, down 63% from 2005) to the Company's pre-tax segmented income from continuing operations in 2006. Gross sales decreased 7% from 2005 to $539 million as decreased production more than offset higher commodity prices. Production for 2006 averaged 21,600 bbls/d, down 15% from 2005, and represented 5% of the Company's total production in 2006. Operating costs in 2006 remained flat at $36 million. Dry hole costs were $109 million, up from $55 million in 2005. Capital spending was $249 million, up $65 million from 2005.

18 Talisman Energy 2006 Annual Financial Report

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

	Three months ended
(millions of C$, unless otherwise stated)	Total Year	Dec. 31	Sept. 30[1]	June 30[1]	Mar. 31[1]

2006

Gross sales	9,362	2,195	2,193	2,308	2,666

Total revenue	7,944	1,901	1,870	1,906	2,267

Net income from continuing operations	1,452	349	408	552	143

Net income	2,005	598	525	685	197

Net income available to common shareholders	2,005	598	525	685	197

Capital expenditures
Exploration	1,553	372	336	407	438

Development	2,987	938	702	590	757

Per common share ($)[5]
Net income from continuing operations	1.33	0.32	0.37	0.50	0.14

Diluted net income from continuing operations[2]	1.29	0.32	0.36	0.49	0.13

Net income	1.84	0.55	0.48	0.62	0.19

Diluted net income[2]	1.79	0.54	0.47	0.61	0.17

Daily average production
Oil and liquids (bbls/d)[3]	245,806	245,772	222,052	233,717	282,379

Natural gas (mmcf/d)	1,238	1,288	1,230	1,227	1,210

Continuing operations (mboe/d)	452	461	427	438	484

Discontinued operations (mboe/d)[4]	33	25	33	35	39

Total (mboe/d)	485	486	460	473	523

2005[1]

Gross sales	8,888	2,682	2,459	1,932	1,815

Total revenue	7,407	2,227	2,044	1,612	1,524

Net income from continuing operations	1,354	463	376	302	213

Net income	1,561	533	430	340	258

Net income available to common shareholders	1,561	533	430	340	258

Capital expenditures
Exploration	1,084	358	273	216	237

Development	2,048	608	501	439	500

Per common share ($)[5]
Net income from continuing operations	1.23	0.42	0.34	0.27	0.19

Diluted net income from continuing operations[2]	1.20	0.41	0.33	0.27	0.19

Net income	1.41	0.48	0.39	0.31	0.23

Diluted net income[2]	1.38	0.47	0.38	0.30	0.23

Daily average production
Oil and liquids (bbls/d)[3]	232,346	273,409	226,982	211,435	216,935

Natural gas (mmcf/d)	1,210	1,218	1,214	1,198	1,208

Continuing operations (mboe/d)	434	476	430	411	418

Discontinued operations (mboe/d)[4]	36	40	31	33	39

Total (mboe/d)	470	516	461	444	457

1
Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the Consolidated Financial Statements.
2
Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares. However, since inception of the Company's Stock Appreciation Rights Plan, only approximately 3% of stock options have been exercised for common shares and therefore the dilution was insignificant.
3
Includes oil volumes produced into inventory for the years ended December 31, 2006 and 2005 of 4,157 bbls/d and 5,967 bbls/d, respectively.
4
Includes gas acquired for injection and subsequent resale of 18 mmcf/d in 2006, with 14 mmcf/d, 28 mmcf/d, 3 mmcf/d and 27 mmcf/d during each of the quarters ended March, June, September and December, respectively, and 15 mmcf/d in 2005, with 8 mmcf/d, 9 mmcf/d, 18 mmcf/d and 23 mmcf/d during each of the quarters ended March, June, September and December, respectively.
5
All prior periods have been restated to reflect the Company's three-for-one share split in May 2006.

Talisman Energy 2006 Annual Financial Report 19

The following discussion highlights some of the more significant factors that impacted net income in the eight most recently completed quarters.

During the fourth quarter of 2006 gross sales increased by $2 million over the previous quarter as the impact of reduced oil prices almost offset the 6% increase in total production. Net income from continuing operations decreased $59 million from the third quarter as increases in charges for dry holes, exploration, stock-based compensation, DD&A and operating costs more than offset the impact of reduced taxes and the gain on sale of a royalty interest in an undeveloped lease.

During the fourth quarter, the Company:

  •
  issued US$600 million of 6.25% notes due February 1, 2038;

  •
  completed the sale of UK assets for proceeds of $392 million resulting in an after tax gain on disposition of $209 million, which is included in results of discontinued operations;

  •
  entered into an agreement to sell its 1.25% indirect interest in Syncrude, which closed in January 2007 for proceeds of $477 million and resulted in an after tax gain of $236 million, which will be recorded in results of discontinued operations during 2007;

  •
  repurchased approximately 26.5 million common shares for $499 million ($18.78/share); and

  •
  amended the current NCIB, increasing the maximum number of common shares that Talisman may purchase to 109,767,000, representing 10% of the public float on March 22, 2006.

During the third quarter of 2006, gross sales decreased by $115 million over the previous quarter due to decreased natural gas prices and reduced production. Net income from continuing operations for the quarter decreased by $144 million, primarily due to the $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions recorded in the second quarter.

During the second quarter of 2006, gross sales decreased by $358 million over the previous quarter due to decreased production. Net income from continuing operations for the quarter increased by $409 million, primarily due to the impact of a $178 million recovery of future taxes related to Canadian federal and provincial tax rate reductions and the $325 million future tax charge in the first quarter.

In the first quarter of 2006, gross sales decreased by $16 million over the previous quarter. Net income from continuing operations for the quarter decreased by $320 million, primarily due to the impact of a one-time non-cash adjustment of $325 million related to a UK income tax rate increase.

During the fourth quarter of 2005, gross sales rose by $223 million over the previous quarter due to increased natural gas prices in North America and increased production in the North Sea. Net income from continuing operations for the quarter increased by $87 million, as the increased revenue combined with reduced stock-based compensation charges more than offset the impact of increases in operating, DD&A, royalty and tax expenses.

During the third quarter of 2005, higher commodity prices and production increased gross sales by $527 million. Net income from continuing operations for the quarter increased by $74 million, as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

In the second quarter of 2005, gross sales rose due to increased commodity prices, which were partially offset by reduced production. Net income from continuing operations increased in the quarter as higher revenue combined with reductions in stock-based compensation charges, transportation and other expenses more than offset the impact of increases in operating costs, royalties, taxes, dry hole costs and exploration expenses.

During the first quarter of 2005, gross sales rose over the last quarter of 2004, as a result of higher commodity prices, increased production and reduced hedging losses. Net income from continuing operations increased in the quarter as increased revenue combined with reductions in dry hole costs, exploration expenses, impairments, DD&A and G&A more than offset the impact of increases in stock-based compensation charges, royalties, operating costs and taxes.

Application of Critical Accounting Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfill its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for property, plant and equipment, asset retirement obligations and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of the accounting for an oil and gas company as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently

20 Talisman Energy 2006 Annual Financial Report

judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data become available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year-end commodity prices with a cost profile based on current operations. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the depletion, depreciation and amortization of the Company's property, plant and equipment (PP&E), asset and goodwill impairments and the provision for future asset retirement obligations.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors, the Company's annual statement of reserves data and other oil and gas information. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related future net cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational life span of an asset will impact the Company's future DD&A expense.

As outlined in the Company's DD&A accounting policy and PP&E notes (notes 1(d) and 5 to the Consolidated Financial Statements), $4.9 billion (2005 – $3.2 billion) of the Company's PP&E is not currently subject to DD&A. Approximately 21% of these costs relate to the Tweedsmuir development project ($1 billion) in the UK, due to come on production early in the second quarter of 2007, at which time amortization will commence. The remainder of the $3.9 billion of non-depleted capital relates to the costs of other development projects ($1.6 billion), which will be amortized when production commences, the costs of acquired unproved reserves ($1.5 billion) and incomplete drilling activities, including those wells under evaluation or awaiting commencement of production ($769 million). Uncertainty exists with the treatment of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells was determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserve base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the PP&E balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value. Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. There have been no changes to the number of reporting units or the manner in which goodwill is allocated to the reporting units during the year. Goodwill is considered to be impaired if its fair value, principally determined based on discounted cash flows, falls below its carrying value. Both tests and potential asset impairment calculations require management to make assumptions regarding cash flows well into the distant future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. During the past three years, isolated asset impairments have occurred (2006 – nil; 2005 – $31 million; 2004 – $31 million); however, it is possible that future impairments may be material.

Talisman Energy 2006 Annual Financial Report 21

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The allocation process is inherently subjective and impacts the amounts assigned to the various individually identifiable assets and liabilities as well as goodwill. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future depreciation, depletion and amortization expense and impairment tests.

Goodwill, as determined by the purchase price allocation method, represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to ongoing annual impairment reviews, or more frequently as economic events dictate, based on the fair value of reporting units. Goodwill is allocated to the reporting units on the basis of the excess of the fair value of the reporting unit over the identifiable assets and liabilities of the reporting unit. The Company's reporting units for goodwill are aggregated within the geographic segments included in note 19 to the Consolidated Financial Statements.

During 2005, Talisman acquired Paladin for $2.6 billion in cash and assumed long-term debt. The acquisition has been accounted for using the purchase method and the Paladin results have been included in the Consolidated Financial Statements of the Company from the date of acquisition. Also during 2005, the Company completed a number of oil and gas property and corporate acquisitions for a total cost of $536 million, comprised of $532 million in cash and assumed working capital and $4 million of properties exchanged. See note 3 to the Consolidated Financial Statements for details.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Changes to these estimates in the past two years have resulted in the following: as at December 31, 2006, an increase of $144 million in the discounted ARO liability related changes in cost estimates in the UK, as well as $14 million and $13 million for North America and rest of the world, respectively, related to changes in cost estimates; and at December 31, 2005, a reduction of $177 million in the discounted ARO liability related to an increase in life of reserves in the UK was offset by increases in the liability of $59 million and $21 million for North America and rest of the world, respectively, related to changes in cost estimates. The total undiscounted abandonment liability is currently estimated at $4.6 billion, which is based on management's probability weighted estimate of costs and in accordance with existing legislation and industry practice.

Under Canadian GAAP, the fair value of the Company's ARO has been recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. At December 31, 2006, the discounted fair value of the Company's ARO liability is $1.9 billion, (2005 – $1.3 billion). As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one additional year, the fair value of the liability would have decreased by approximately $72 million.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1(i) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The adoption of the US$, effective for 2002, as the Company's functional currency is a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs. However, the Company's operations in the UK, Canada and Norway are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK£, C$ and Norwegian kroner (NOK), respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK and Canadian oil sales.

As part of the adoption by the Company as at January 1, 2004 of the new accounting guideline on Hedging Relationships, AcG 13, and, effective January 2004, the Eurobond debt, denominated in UK£, and the Company's C$ debt were designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as cumulative foreign currency translation.

Production Sharing Contractual Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts (PSCs). Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is

22 Talisman Energy 2006 Annual Financial Report

accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are paid out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net after royalty reserves the Company books may decrease and vice versa.

New Canadian Accounting Pronouncements

The CICA has issued a number of accounting pronouncements, some of which may impact the Company's reported results and financial position in future periods.

Other Comprehensive Income, Financial Instruments and Hedging

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861), and Hedges (section 3865).

Under these standards, the Company must classify all financial instruments into one of the following categories: loans and receivables, assets held-to-maturity, assets available-for-sale, other financial liabilities, and held-for-trading (assets and liabilities). Financial instruments reclassified to held-for-trading or available-for-sale items are re-measured at fair value on adoption of this standard. Gains or losses on re-measurement of held-for-trading items are recognized as an adjustment to opening retained earnings, while gains or losses on re-measurement of available-for-sale items are recognized as an adjustment to opening accumulated other comprehensive income.

Financial instruments that are classified as held-for-trading or available-for-sale are re-measured each reporting period at fair value with the resulting gain or loss recognized immediately in net income and other comprehensive income, respectively. All other financial instruments are accounted for at amortized cost with foreign exchange gains and losses recognized immediately in net income. The recognition, de-recognition and measurement policies followed in financial statements for periods prior to the effective date of this standard are not reversed and, therefore, those financial statements are not restated.

Gains and losses on financial instruments that continue to be part of a cash flow or net investment hedge are recognized in other comprehensive income until realized, at which time they are recovered from other comprehensive income and realized in net income. Any ineffective portion of cash flow hedges is recognized in net income immediately. Net gains/losses on fair value hedges are recognized immediately in net income. Accounting for hedging relationships in financial statements for prior fiscal years is not retroactively changed.

Section 3855 requires that an asset or liability be recognized for embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives entered into on or after January 1, 2003 are subject to the measurement provisions of these standards.

The adjustment required to the January 1, 2007 balance sheet to implement these changes in accounting standards would be as follows:

Consolidated Balance Sheets	December 31, 2006	Adjustments	January 1, 2007

Assets

Accounts receivable	1,136	122	1,258

Liabilities

Accounts payable and accrued liabilities	2,477	11	2,488

Other long-term obligations	157	21	178

Long-term debt	4,560	(3)	4,557

Future income taxes	4,350	27	4,377

Shareholders' equity

Accumulated other comprehensive income	–	1,377	1,377

Cumulative foreign currency translation	122	(1,311)	(1,189)

Capital Disclosures, Financial Instruments Disclosure and Presentation

In its continued effort to align with international accounting standards, the CICA issued three new accounting standards in the fourth quarter of 2006. The new standard, Financial Instruments Presentation (section 3863), carries forward the guidance under section 3861 with little change. The standard Financial Instruments Disclosure (section 3862) requires disclosure on the face of the balance sheet of each of the financial instrument categories described above, as well as additional disclosure regarding credit, market and liquidity risk faced by the Company. With regards to each of these types of risk, the Company must disclose its Company-specific exposure and how it arises, the Company's objectives, policy and process for managing the risk, the methods used to measure the risk and quantitative data about the exposure to the risk at the balance sheet date, including

Talisman Energy 2006 Annual Financial Report 23

concentration of risk that is not otherwise apparent. The new standard Capital Disclosures (section 1535) requires qualitative disclosure of the Company's objectives, policies and processes for managing its capital and quantitative disclosures are required to summarize what the entity considers to be its capital. These standards will become effective for Talisman's first quarter 2008 reporting and are not expected to have a material impact on our results of operations or financial position.

Stock-Based Compensation

In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, Stock-based compensation for employees eligible to retire before the vesting date. EIC-162 clarifies the accounting for stock-based compensation plans that allow for vesting of stock-based awards after an employee's retirement. If the employee is eligible to retire on the grant date of an award, related compensation cost is to be recognized in full at that date as there is no ongoing service requirement to earn the award. If the employee becomes eligible to retire during the vesting period, the compensation cost is to be recognized over the period from the grant date to the retirement eligibility date. EIC-162 became effective in the fourth quarter of 2006. This EIC did not represent a change from the Company's accounting for stock-based compensation and, accordingly the adoption of EIC-162 did not have a material impact on our results of operations or financial position.

Discontinued Operations

In April 2006, the EIC of the CICA issued EIC-161, Discontinued Operations in order to address whether corporate interest and general and administrative costs should be allocated to discontinued operations and whether to report discontinued operations if the remaining operations are insignificant. The EIC concluded that interest should be allocated if the debt must either be assumed or repaid upon disposition of the assets, and a company may elect to allocate a portion of its total interest expense to discontinued operations. The EIC also concluded that a company should not report discontinued operations if the remaining operations are insignificant, but must disclose separately the assets and liabilities from discontinued operations. As part of its discontinued operations reporting, Talisman has allocated interest from debt that was required to be repaid from the proceeds of dispositions. See note 2 to the Consolidated Financial Statements.

Business Combinations

Concurrently with the joint Financial Accounting Standards Board/International Accounting Standards Board (FASB/IASB) project, the CICA has coordinated a project addressing the business combinations accounting standard. The proposals under this standard will require the fair value of the acquired business to be measured on the date control is obtained. The full value of the assets and liabilities acquired will be recorded at fair value on the acquirer's balance sheet, including the fair value of any contingent consideration, with the non-controlling interest in these assets and liabilities included in shareholders' equity. Subsequent acquisitions of the non-controlling interest in the acquired company will be subject to gains and losses. All acquisition and integration costs must be expensed as incurred and cannot be recognized as a liability on acquisition. The standard was expected to be finalized in 2006 but has been delayed and it is uncertain when it will become effective.

Financial Accounting Standards Board (FASB) US Pronouncements

In September 2006, FASB issued Statement 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). Statement 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit post-retirement plan on the balance sheet as an asset or liability and to recognize changes in the funded status through comprehensive income. This statement also requires measurement of the funded status of a plan as of the balance sheet date. The recognition and disclosures under Statement 158 are required for fiscal years ending after December 15, 2006 while the new measurement date is effective for fiscal years ending after December 15, 2008. As a result of the adoption of this statement, the recognized net pension liability is higher by $53 million for US GAAP purposes with no GAAP differences to net income. Additional detail is available in our US GAAP reconciliation in note 20 to the Consolidated Financial Statements.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and will be effective for Talisman's 2007 year end reporting. Talisman is currently evaluating the impact of FIN 48 on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement 157, "Fair Value Measurements". This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various US standards. This standard clarifies that fair value is a market measure and not an entity specific measure. Among other attributes, fair value assumes the highest and best use for the asset or liability being measured and is based on the exit price for the holder of the asset or liability. This standard also establishes a fair value hierarchy as follows: Level 1 is fair value based on observable market inputs that reflect quoted prices in a market accessible to the entity. Level 2 is fair value based on observable market inputs that do not reflect quoted prices in a market accessible to the entity, for example quoted prices for similar assets or identical assets in inactive markets, or inputs derived through interpolation of other observable market data. Level 3 fair value is based on unobservable market inputs, for example inputs derived through interpolation that cannot be corroborated by observable market data. The total fair value of assets and liabilities that are re-measured each reporting date must be grouped by hierarchy level for disclosure purposes, and in addition a continuity of the changes in the Level 3 measurements must be disclosed. This statement is effective for fiscal years beginning on or after

24 Talisman Energy 2006 Annual Financial Report

November 15, 2007 and will be effective for Talisman in fiscal 2008. Talisman is currently evaluating the impact that Statement 157 on our Consolidated Financial Statements.

Outlook for 20071

	Estimated for 2007			Actual 2006[2]

Cash provided by operating activities ($)		5.0 billion		4.4 billion

Exploration and development spending	Estimated for 2007			Actual 2006

(millions of dollars)	Exploration	Development	Total E&D	Total E&D

North America	875	1,455	2,330	2,420

United Kingdom	150	1,025	1,175	1,208

Scandinavia	140	300	440	332

Southeast Asia	155	515	670	331

Other[3]	155	85	240	249

	1,475	3,380	4,855	4,540

Production (daily average)		Estimated for 2007		Actual 2006[2]

Oil and liquids (bbls/d)

North America			42,500	53,277

United Kingdom			122,000	102,742

Scandinavia			33,000	32,474

Southeast Asia			45,200	51,582

Other[3]			21,300	21,559

			264,000	261,634

Natural gas (mmcf/d)

North America			900	910

United Kingdom[4]			110	126

Scandinavia			13	14

Southeast Asia			303	292

			1,326	1,342

Barrels of oil equivalent (mboe/d)			485	485

Commodity price and exchange rate assumptions

US$/bbl WTI oil price			65.00	66.25

US$/mmbtu NYMEX natural gas price			7.50	7.26

US$/C$ exchange rate			0.90	0.88

C$/£ exchange rate			2.05	2.09

1
A 2007 estimate of net income and net income per share has not been provided due to the inherent difficulties of estimating certain non-cash expenses, such as dry hole, property impairments and non-cash stock-based compensation. The Outlook for 2007 includes the impact of Canadian asset sales assumed to be completed early in the second quarter of 2007, sale of the Company's UK Brae assets assumed to be completed later in 2007 and the sale of the Company's 1.25% indirect interest in Syncrude completed early in 2007.
2
2006 Actual includes continuing and discontinued operations.
3
Other includes Algeria, Tunisia, Trinidad and Tobago, Colombia, Peru and Qatar.
4
Includes gas acquired for injection and subsequent resale of 20 mmcf/d and 18 mmcf/d for the 2007 estimate and actual 2006, respectively.

2007 Geographic Outlook

Talisman expects production to remain relatively flat in 2007 at approximately 485,000 boe/d.

Unit operating costs are expected to be marginally higher than in 2006; however, unit production costs, in addition to being impacted by currency exchange rates, are dependent on achieving expected production levels. Capital spending is expected to be approximately $4.8 billion and excludes significant corporate and asset acquisitions. The Company anticipates participating in the drilling of 448 wells in North America and 158 wells internationally during 2007 (gross).

North America (Includes Alaska)

In 2007, natural gas will continue to be the focus of the Company's exploration activities in North America, including deep gas exploration in Western Canada and the ongoing drilling program in Appalachia, supplemented by low risk oil projects. The Company has budgeted $100 million in Alaska during 2007, primarily to drill up to three exploration wells and conduct further exploration activities. North American natural gas production in 2007

Talisman Energy 2006 Annual Financial Report 25

is expected to average 900 mmcf/d, while oil and liquids is expected to average 42,500 bbls/d, as the Company will spend approximately 93% of the North America budget on natural gas exploration and development. The Company expects to spend approximately $2.3 billion on capital projects and drilling in 2007, 4% less than 2006. The Company plans to participate in approximately 448 wells in 2007, including 11 high impact exploration wells. Unit operating costs are expected to increase slightly to approximately $7.33/boe due to increased processing and power costs.

United Kingdom

Production in the UK is expected to average 122,000 bbls/d and 110 mmcf/d in 2007. Capital spending is planned to decrease by 3% from 2006, to approximately $1.2 billion, with 87% related to development projects. The Company plans to drill 32 gross development wells including one shared well with Scandinavia and up to five gross exploration wells. The ongoing program to develop the Tweedsmuir field anticipates first production in April of 2007. Capital expenditures are also directed at development programs in eight fields, which are expected to significantly increase production by 2009. UK 2007 unit operating expenses are expected to drop slightly from the 2006 amount. At planned exchange rates (approximately £1:C$2.05), unit operating costs are expected to average $16.70/boe.

Scandinavia

Scandinavia production is expected to average 33,000 bbls/d and 13 mmcf/d in 2007. Capital spending is planned at $440 million, with 68% related to development projects. The Company plans to drill 10 gross development wells including one shared with the UK and up to seven gross exploration wells. Unit operating costs are expected to average $22/boe.

Southeast Asia

While pursing additional hydrocarbon assets in the SE Asia, monetization of the existing large gas reserves and the development of shallow water oil and gas plays will be continued.

In Indonesia, Talisman will continue the development of the major natural gas discoveries at Corridor and the exploration of its extensive acreage. Natural gas sales in Indonesia are expected to average 230 mmcf/d in 2007. Total planned capital spending of $100 million in Indonesia during 2007 includes the completion of the Phase 2 expansion of the gas processing facilities at Suban in the Corridor PSC, drilling of 32 gross development wells (excluding four injectors) and up to four gross exploration wells. Oil and liquids production in Indonesia is expected to average 11,000 bbls/d.

Malaysia/Vietnam production for 2007 is targeted at 39,400 boe/d, which includes an average of 27,200 bbls/d of liquids and an average of 73 mmcf/d of natural gas. Total development capital spending during 2007 in Malaysia/Vietnam is expected to be approximately $422 million of which 21 gross development wells are planned for a total of $105 million. The development of the Northern Fields will continue in 2007 with spending of $216 million. First gas production is expected in early second quarter of 2008 with first oil in the third quarter of 2008. The Song Doc project in Block 46/02 will incur $28 million in 2007 with first oil production commencing in the second quarter of 2008. A total of $119 million on exploration activities is planned with two PM-3 CAA wells, one well in PM-305 and four PM-314 wells. In addition, Talisman plans to drill up to three exploration wells in Block 15-2/01 in Vietnam in 2007.

In Australia in 2007, oil and liquids production is expected to average 7,000 bbls/d, with capital spending of $30 million to participate in one development well.

Operating costs in Southeast Asia are expected to be approximately $4.46/boe in 2007 similar to 2006.

Other

Production from the Ourhoud and MLN fields in Algeria, together with production in Tunisia, is expected to average 15,000 bbls/d in 2007. Unit operating costs are expected to fall due to higher production. A capital budget of $60 million is estimated and, in Algeria, includes drilling 17 development wells, the commissioning of the Phase 2 expansion of the Greater MLN facility and the El Merk project sanctioning, with first oil in 2010. Two development wells and up to five exploration wells are planned in Tunisia.

In Trinidad and Tobago, capital spending is budgeted at $65 million, split approximately equally between development and exploration with the drilling of up to seven exploration wells and four development wells. Production in Trinidad and Tobago is expected to average 6,300 bbls/d.

The Company is exploring in South America, where it expects to spend $26 million in 2007 on exploration activities in Peru and Colombia. The Company also plans to spend an estimated $24 million in Qatar, which will include the drilling of up to two exploration wells in Block 10.

At year-end, Talisman has committed approximately 15% of its anticipated 2007 North American natural gas production under commodity sales contracts at an average price of $7.89/mcf. In addition, approximately 13% of the Company's anticipated 2007 UK oil and liquids production is hedged at an average price of US$65.90/bbl.

A summary of the contracts outstanding at year-end can be found in notes 11 and 12 to the Consolidated Financial Statements. Additional discussion of the Company's commodity price hedging program can be found in the MD&A section entitled Derivative Financial Instruments and Commodity Sales Contracts.

Liquidity

The Company expects to fund most of its exploration and development expenditures from cash flow from operating activities. Proceeds from the disposal of non-core asset sales are expected to be used to fund share repurchases under its NCIB program and any excess capital expenditures over cash flow from operating activities. The maturities of certain debentures and notes in 2007 are expected to be funded by drawings under the Company's unsecured revolving credit facilities. Subsequent acquisitions or dispositions, a change from expected commodity prices, working capital movements or changes in the amount of share repurchases would impact the Company's net debt position.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated impact of these factors on the Company's 2007 financial performance is summarized in the following table and is based on a WTI oil price of US$65/bbl, a NYMEX natural gas price of US$7.50/mmbtu, a US$/C$ exchange rate of $0.90 and a C$/UK£ exchange rate of $2.05.

26 Talisman Energy 2006 Annual Financial Report

Approximate Impact in 2007

(millions of C$)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 1,000 bbls/d	7	11

Natural gas – 10 mmcf/d	8	16

Price changes[1]

Oil – US$1/bbl	44	43

Natural gas
(North America)[2] – C$0.10/mcf	16	21

Exchange rate changes

US$ increased by US$0.01	40	64

£ increase by C$0.023	(7)	2

1
The impact of commodity contracts outstanding as at December 31, 2006 has been included.
2
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in North Sea and Malaysia/Vietnam natural gas prices is not material. Most of the Indonesia natural gas price is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Exploration and development drilling may not result in commercially productive reserves. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Operational Hazards and Responsibilities

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, storms or other adverse weather conditions and other occurrences or accidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, interruption of business, regulatory investigations and penalties and liability to third parties. The Company has developed a comprehensive HSE management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Project Completion Risks

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected cost increases; accidents; the availability of skilled labour, including engineering and project planning personnel; and regulatory matters. The significant rate of inflation in the cost of materials and services over the last two years has become a major factor affecting project economics and project planning.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Talisman Energy 2006 Annual Financial Report 27

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Political Risks

The Company's operations may be adversely affected by changes in governmental policies and legislation or social instability or other political or economic developments, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. With recent record commodity prices, there is a corresponding re-emergence of nationalization or expropriation in increased taxation risk in many countries. In addition, both Indonesia and Algeria are members of the Organization of Petroleum Exporting Countries (OPEC). Talisman's operations in these countries may, therefore, be impacted by the application of OPEC quotas. Various countries in which the Company is active, including Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide and may, in the future, engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest, or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas is particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed the Court's decision granting Talisman's Motion for Summary Judgment and all prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste, and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or

28 Talisman Energy 2006 Annual Financial Report

restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for cleanup costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for future abandonment and reclamation costs in its annual Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to the annual Consolidated Financial Statements.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the Protocol). The Protocol came into force on February 16, 2005 and requires certain nations to reduce their emissions of carbon dioxide and other greenhouse gases. Under the terms of the Protocol, Canada will be required to reduce its greenhouse gas (GHG) emissions to 6% below 1990 levels over the period beginning in 2008 and ending in 2012. Currently, Canadian oil and gas producers are in discussions with the provincial and federal levels of government regarding implementation mechanisms for the industry. It is premature to predict what impact the Protocol could have on Canadian oil and gas producers (and specifically, if and in what manner it will be implemented) but it is likely that any mandated reduction in GHG emissions will result in increased costs.

The UK has also ratified the Protocol, with a reduction commitment of 12.5% below 1990 levels by 2008 to 2012. Talisman's UK installations are currently participating in the first phase of the European Union Emission Trading Scheme (EU ETS), which runs from 2005 to 2007, inclusive. Direct costs associated with this participation have been negligible. Phase 2 of the EU ETS runs from 2008 to 2012, inclusive. The UK government submitted its National Allocation Plan (NAP) for Phase 2 of the EU ETS to the European Commission in August 2006. The NAP specifies a cap on carbon dioxide emissions for the covered sectors, the methods for allocating emission allowances to covered installations, and the number of emission allowances to be allocated to each covered installation. Talisman expects that Phase 2 compliance costs will not be material; however, this will depend in part on future pricing in the EU and global carbon markets.

Dependence on Other Operators

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company's financial performance. The success and timing of Talisman's activities on assets operated by others will, therefore, depend on a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and the risk of management practices. For information on the percentages of assets which are operated/non-operated by Talisman, see Description of the Business in the Company's Annual Information Form.

Differences in Ownership Interests in Foreign Operations

In Canada and the US, the state or private landowners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified time frames. Transfers of interests typically require state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

Competition

The petroleum industry is highly competitive. Specific disclosure regarding competition is disclosed under the heading Competitive Conditions in this MD&A.

Exchange Rate Fluctuations

Talisman's consolidated financial statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and Norwegian kroner. These exchange rates have varied substantially in the last five years. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and Norwegian kroner. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Hedging Programs

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates, and in response to these, puts in place hedging contracts from time to time. The Company may in the future find it appropriate to enter into additional derivative financial instruments and physical delivery contracts to reduce such exposure. The terms of these instruments or contracts may limit the benefit of commodity price increases and changes in interest rates and currency value, which are otherwise favourable to Talisman and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with the contracts.

Talisman Energy 2006 Annual Financial Report 29

Dependence on Management and Other Personnel

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability. Numerous competing large-scale oil and gas development projects have significantly increased the demand for industry-specific personnel. In addition, a significant percentage of the workforce will be eligible for retirement in the next few years.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company's Chief Executive Officer and Chief Financial Officer believe the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Advisories

Forward-Looking Statements

This MD&A contains statements that constitute forward-looking statements or forward-looking information (collectively, forward-looking statements) within the meaning of applicable securities legislation. Forward-looking statements are included throughout this MD&A, including, among other places, under the headings 2007 Outlook Summary, Outlook for 2007, 2007 Geographic Outlook, Approximate Impact in 2007 and Risk Factors. These statements include, among others, statements regarding:

  •
  estimates of production and operations or financial performance;

  •
  estimates and prices of future sales;

  •
  business plans for drilling, exploration and development;

  •
  the estimated amounts and timing of capital expenditures;

  •
  the estimated timing and results of production, including new production;

  •
  estimates of unit operating costs;

  •
  business strategy and plans or budgets;

  •
  the anticipated schedule for commissioning of pipelines;

  •
  royalty rates and exchange rates;

  •
  funding for maturities of debentures and notes;

  •
  planned asset dispositions and acquisitions and their timing;

  •
  use of proceeds from asset dispositions;

  •
  the merits or anticipated outcome of pending litigation; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Often, but not always, forward-looking statements use words or phrases such as 'expects', 'does not expect' or 'is expected', 'anticipates' or 'does not anticipate', 'plans' or 'planned', 'estimates' or 'estimated', 'projects' or 'projected', 'forecasts' or 'forecasted', 'believes', 'intends', 'likely', 'possible', 'probable', 'scheduled', 'positioned', 'goal', 'objective' or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will' be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this MD&A. Statements that discuss business plans for drilling, exploration and development in 2007 assume that the extraction of crude oil, natural gas and natural gas liquids remains economic. For the purposes of preparing this MD&A, Talisman assumed a US$65/bbl WTI oil price, a US$7.50/mmbtu NYMEX natural gas price, a US$/C$ exchange rate of $0.90 and a C$/UK£ exchange rate of $2.05 in 2007.

This MD&A also discusses cash provided by operating activities for 2007. The material assumptions used in determining estimates of cash provided by operating activities are the anticipated production volumes described in the 2007 Outlook Summary, Outlook for 2007, 2007 Geographic Outlook and Risk Factors sections of this MD&A; estimates of realized sales prices, which are, in turn, driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; anticipated cash payments made by the Company upon surrender of outstanding stock options using the cash payment feature, which, in turn, are dependent on the trading level of the Company's common shares and the number of stock options surrendered or exercised; and the anticipated amount of cash income tax and PRT.

30 Talisman Energy 2006 Annual Financial Report

Forecast production volumes are based on the midpoint of the estimated production range. Statements regarding estimated future production and production growth, as well as estimated financial results that are derived from or depend upon future production estimates (such as cash provided by operating activities), incorporate the estimated impact of the sale of the Company's indirect Syncrude interest which was completed on January 2, 2007, the anticipated completion of the UK Brae asset sale and the non-core asset disposition program in Canada. The completion of any contemplated asset dispositions is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions. The amount of taxes and cash payments made upon surrender of existing stock options is inherently difficult to predict.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risk factors include:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand, including unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserves estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

  •
  the outcome and effects of completed acquisitions, as well as any future acquisitions and dispositions;

  •
  the ability of the Company to integrate any assets it has acquired or may acquire or the performance of those assets;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing and changes in capital markets;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  competitive actions of other companies, including increased competition from other oil and gas companies providing alternative sources of energy;

  •
  changes in general economic and business conditions;

  •
  the effect of acts of, or actions against, international terrorism;

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

  •
  results of the Company's risk mitigation strategies, including insurance and any hedging programs; and

  •
  the Company's ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors that could affect the Company's operations or financial results are included: (1) under the heading Risk Factors in the Company's Annual Information Form; and (2) under the heading Risks Factors and elsewhere in this MD&A. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the US Securities and Exchange Commission (SEC). Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also voluntary discloses, have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included herein do not meet the SEC's standards for inclusion in documents filed with the SEC. Talisman's estimates of proved reserves and probable reserves are based on the same assumptions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading Note Regarding Reserves Data and Other Oil and Gas Information in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this MD&A reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

Talisman Energy 2006 Annual Financial Report 31

Report of Management

The Board of Directors is responsible for the Consolidated Financial Statements but has delegated responsibility for their preparation to management.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the Annual Financial Report and ensured that it is consistent with information in the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as of December 31, 2006, the end of the Company's fiscal year, management concludes that the Company's internal control over financial reporting is effective.

Management reviewed the results of management's assessment with the Audit Committee of the Company's Board of Directors. The Company's independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of The Public Company Accounting Oversight Board (United States) which is an exhibit to the Company's Annual Report on Form 40-F.

/s/ JAMES W. BUCKEE	/s/ PHILIP D. DOLAN
James W. Buckee President and Chief Executive Officer	Philip D. Dolan Vice-President, Finance and Chief Financial Officer

March 13, 2007

32 Talisman Energy 2006 Annual Financial Report

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Talisman Energy Inc.

We have audited management's assessment, included in this annual report, that Talisman Energy Inc. (the "Company") maintained effective internal control over financial reporting as at December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Talisman Energy Inc. as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Accountants

March 1, 2007
Calgary, Canada

Talisman Energy 2006 Annual Financial Report 33

Independent Auditors' Report on Financial Statements

To the Shareholders of Talisman Energy Inc.

We have audited the consolidated balance sheets of Talisman Energy Inc. (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Talisman Energy Inc. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Accountants

March 1, 2007
Calgary, Canada

34 Talisman Energy 2006 Annual Financial Report

Consolidated Balance Sheets

December 31 (millions of C$)	2006	2005

		(restated) (note 2)
Assets

Current

Cash and cash equivalents	103	145

Accounts receivable (note 11)	1,136	1,219

Inventories (note 4)	368	170

Prepaid expenses	25	20

Assets of discontinued operations (note 2)	443	793

	2,075	2,347

Accrued employee pension benefit asset (note 18)	50	57

Other assets	102	74

Goodwill (note 3)	1,543	1,434

Property, plant and equipment (note 5)	17,691	14,196

Assets of discontinued operations (note 2)	–	246

	19,386	16,007

Total assets	21,461	18,354

Liabilities

Current
Bank indebtedness	39	15

Accounts payable and accrued liabilities (notes 6, 8 and 9)	2,477	2,336

Income and other taxes payable	412	649

Liabilities of discontinued operations (note 2)	235	238

	3,163	3,238

Deferred credits (note 11)	59	74

Asset retirement obligations (note 6)	1,865	1,223

Other long-term obligations (notes 8 and 9)	157	216

Long-term debt (note 7)	4,560	4,263

Future income taxes (note 15)	4,350	3,367

Liabilities of discontinued operations (note 2)	–	178

	10,991	9,321

Non-controlling interest	–	66

Contingencies and commitments (notes 11 and 12)

Shareholders' equity

Common shares (note 8)	2,533	2,609

Contributed surplus (note 8)	67	69

Cumulative foreign currency translation (note 10)	122	(265)

Retained earnings	4,585	3,316

	7,307	5,729

Total liabilities and shareholders' equity	21,461	18,354

See accompanying notes

On behalf of the Board

/s/ DOUGLAS D. BALDWIN	/s/ ROBERT G. WELTY
Douglas D. Baldwin	Robert G. Welty
Chairman of the Board	Director

Talisman Energy 2006 Annual Financial Report 35

Consolidated Statements of Income

Years ended December 31 (millions of C$ unless otherwise stated)	2006	2005	2004

		(restated) (note 2)	(restated) (note 2)
Revenue

Gross sales	9,362	8,888	6,299

Hedging (gain) loss	(66)	77	480

Gross sales, net of hedging	9,428	8,811	5,819

Less royalties	1,603	1,516	1,059

Net sales	7,825	7,295	4,760

Other (note 13)	119	112	80

Total revenue	7,944	7,407	4,840

Expenses

Operating	1,651	1,338	1,091

Transportation	207	185	174

General and administrative	233	201	183

Depreciation, depletion and amortization	2,005	1,689	1,479

Dry hole	296	241	311

Exploration	318	275	238

Interest on long-term debt	166	163	173

Stock-based compensation (note 8)	51	633	171

Other (note 14)	(29)	39	89

Total expenses	4,898	4,764	3,909

Income from continuing operations before taxes	3,046	2,643	931

Taxes (note 15)

Current income tax	752	978	427

Future income tax (recovery)	552	127	(143)

Petroleum revenue tax	290	184	128

	1,594	1,289	412

Net income from continuing operations	1,452	1,354	519

Net income from discontinued operations (note 2)	553	207	135

Net income	2,005	1,561	654

Per common share (C$) (note 17)

Net income from continuing operations	1.33	1.23	0.45

Diluted net income from continuing operations	1.29	1.20	0.44

Net income from discontinued operations	0.51	0.18	0.12

Diluted net income from discontinued operations	0.50	0.18	0.12

Net income	1.84	1.41	0.57

Diluted net income	1.79	1.38	0.56

Average number of common shares outstanding (millions)	1,092	1,104	1,149

Diluted number of common shares outstanding (millions)	1,122	1,131	1,170

See accompanying notes

Consolidated Statements of Retained Earnings

Years ended December 31 (millions of C$)	2006	2005	2004

Retained earnings, beginning of year	3,316	2,170	1,852

Net income	2,005	1,561	654

Common share dividends	(163)	(125)	(114)

Purchase of common shares (note 8)	(573)	(290)	(222)

Retained earnings, end of year	4,585	3,316	2,170

See accompanying notes

36 Talisman Energy 2006 Annual Financial Report

Consolidated Statements of Cash Flows

Years ended December 31 (millions of C$)	2006	2005	2004

		(restated) (note 2)	(restated) (note 2)
Operating

Net income from continuing operations	1,452	1,354	519

Items not involving cash (note 16)	2,690	2,631	1,820

Exploration	318	275	238

	4,460	4,260	2,577

Changes in non-cash working capital (note 16)	(374)	199	203

Cash provided by continuing operations	4,086	4,459	2,780

Cash provided by discontinued operations	288	412	339

Cash provided by operating activities	4,374	4,871	3,119

Investing

Corporate acquisitions (note 3)	(66)	(2,549)	–

Capital expenditures

Exploration, development and corporate	(4,576)	(3,159)	(2,498)

Acquisitions (note 3)	(201)	(260)	(317)

Proceeds of resource property dispositions	112	17	75

Changes in non-cash working capital	246	138	50

Discontinued operations	715	(331)	(67)

Cash used in investing activities	(3,770)	(6,144)	(2,757)

Financing

Long-term debt repaid	(4,570)	(1,294)	(1,069)

Long-term debt issued	4,786	3,129	912

Common shares purchased (note 8)	(656)	(352)	(284)

Common share dividends	(163)	(125)	(114)

Deferred credits and other	(77)	(9)	164

Changes in non-cash working capital	–	(3)	(10)

Cash (used in) provided by financing activities	(680)	1,346	(401)

Effect of translation on foreign currency cash and cash equivalents	10	19	(21)

Net increase (decrease) in cash and cash equivalents	(66)	92	(60)

Cash and cash equivalents net of bank indebtedness, beginning of year	130	38	98

Cash and cash equivalents net of bank indebtedness, end of year	64	130	38

Cash and cash equivalents	103	145	38

Bank indebtedness	39	15	–

	64	130	38

See accompanying notes

Talisman Energy 2006 Annual Financial Report 37

Notes to the Consolidated Financial Statements

(tabular amounts in millions of C$, except as noted)

1.  Significant Accounting Policies

The Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States (US) is contained in note 20 to these statements.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

a)  Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b)  Inventories

Product inventories are valued at the lower of average cost and market value. Materials and supplies are valued at the lower of average cost and net realizable value.

c)  Property, Plant and Equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred. Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved and probable reserves.

d)  Depreciation, Depletion and Amortization

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs; costs not associated with producing fields are amortized over a period not exceeding the remaining lease term.

Costs associated with significant development projects are not depleted until commercial production commences. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term until properties are determined to be productive or impaired. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 7% and 4% to 33%, respectively. Gas plants and pipelines in the UK and Scandinavia are depreciated using the unit of production method based on the related fields.

e)  Asset Retirement Obligations

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion and amortization of the underlying assets. Subsequent changes in the estimated fair value of the asset retirement obligations (ARO) are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

Actual expenditures incurred are charged against the accumulated obligation with the resulting difference recognized in income as a gain or loss.

38 Talisman Energy 2006 Annual Financial Report

f)  Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

g)  Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government stakes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

h)  Petroleum Revenue Tax

United Kingdom (UK) Petroleum Revenue Tax (PRT) is accounted for using the life of the field method whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

i)  Foreign Currency Translation

The Company's functional currency is the US$. The Company's financial results have been reported in C$ as explained below.

The Company's self-sustaining operations, which include the Canadian, the UK and Norway operations, are translated into US$ using the current rate method, whereby assets and liabilities are translated at period end exchange rates while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as cumulative foreign currency translation.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$ with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ are included in the cumulative foreign currency translation account.

j)  Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss greater than 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations, and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

k)  Derivative Financial Instruments and Commodity Contracts

The Company may enter into derivative financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on derivative financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction and are recorded in the Consolidated Statements of Income and Cash Flows in the line item associated with the hedged transaction. For example, gains and losses on commodity hedges are included in revenues.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred and recognized concurrently with the anticipated transaction. If it is no longer probable that the anticipated transaction will occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized immediately. Subsequent changes in the value of the derivative financial instrument are reflected in income. Any derivative financial instrument that is not designated as part of a hedging relationship is recorded at fair value with any resulting gain or loss reflected in income. The financial derivative contracts outstanding at December 31, 2006 are disclosed in note 11 to the Consolidated Financial Statements.

All of the Company's commodity derivative financial instruments outstanding as at December 31, 2006 met the hedging requirements under Canadian GAAP. The hedging requirements as amended by Accounting Guideline 13 (AcG 13) require the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective

Talisman Energy 2006 Annual Financial Report 39

throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

The Company enters into physical commodity contracts in the normal course of business including contracts with fixed terms. The contracts outstanding at December 31, 2006 are disclosed in note 12 to the Consolidated Financial Statements. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

l)  Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

m)  Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For our international operations generally, our customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities and recorded as revenue when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

n)  Stock-Based Compensation

Talisman has tandem stock option and stock appreciation rights, cash unit plans and deferred share units for employees and directors, which are described in note 8. As all plans may be settled for cash at the option of the holder, plans are classified as liability instruments and measured at their intrinsic value, less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense, except for the change related to deferred share units which is included in general and administrative expense.

o)  Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill has been allocated to reporting units, which are comprised of one or more components of the Company's geographic segments. Goodwill is not amortized but is subject to ongoing annual impairment reviews, or more frequently as economic events dictate, based on the fair value of the reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

p)  Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of options. This method assumes that any proceeds from the exercise of options would be used to purchase common shares at the average market price during the period.

q)  Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

40 Talisman Energy 2006 Annual Financial Report

r)  Measurement Uncertainty

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of pension costs charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to material measurement uncertainty.

s)  Changes to Reporting Segments

During 2006, Talisman made changes to its reporting segments. Reclassifications have been made for all corresponding reported periods. See note 19.

t)  Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

2.  Discontinued Operations

United Kingdom

During the second quarter of 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in the UK for proceeds of $392 million. Operating results are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. A gain on disposition of assets of $209 million, net of tax ($nil), has been recorded in net income from discontinued operations.

During the fourth quarter of 2006, Talisman entered into an agreement to dispose of additional non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. Completion is expected in the fourth quarter of 2007. The proceeds of sale will be adjusted for net cash flow from the properties from January 1, 2007 until closing. The proceeds and gain on sale will be impacted by the timing of closing, foreign exchange rate movements, closing costs, interest on the sales proceeds, oil and gas prices and production volumes, together with operating results during the period to closing.

North America

During 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. Operating results are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. A gain on disposition of assets of $147 million, net of tax ($61 million), has been recorded in net income from discontinued operations.

Also during 2006, Talisman announced its intention to sell all of its oil sands assets, comprised of a 1.25% indirect interest in Syncrude Canada and interests in undeveloped leases. Operating results from the Syncrude interest are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. The sale of Talisman's indirect interest in Syncrude closed subsequent to year-end for total proceeds of $477 million, consisting of cash of $234 million, net of adjustments and 8,189,655 units of Canadian Oil Sands Trust. The resulting gain of approximately $236 million, net of tax ($73 million), will be recorded in 2007 as part of discontinued operations. The Company is required to hold the Canadian Oil Sands Trust units for a minimum of four months from closing.

During the fourth quarter of 2006, Talisman announced plans to sell additional oil and gas producing assets in Western Canada. These assets are not included in the results of discontinued operations as at December 31, 2006 but are expected to be reclassified in 2007.

During 2006, the Company completed the sale of a royalty interest in an undeveloped lease for a gain of $76 million, net of tax ($32 million), which has been recorded in continuing operations.

Talisman Energy 2006 Annual Financial Report 41

Comparative periods for both North America and UK segments have been restated.

	For the 12 months ended December 31
	North America			United Kingdom						Total
	2006	2005	2004	2006		2005		2004		2006	2005	2004

Revenue

Gross sales	156	218	196	570	[1]	499	[1]	384	[1]	726	717	580

Royalties	26	33	32	42		45		33		68	78	65

Revenues, net of royalties	130	185	164	528		454		351		658	639	515

Expenses

Operating, marketing and general	48	55	50	85		86		74		133	141	124

Interest[2]	7	1	–	11		2		–		18	3	–

Depreciation, depletion and amortization	20	38	44	101		116		127		121	154	171

Income from discontinued operations before income taxes	55	91	70	331		250		150		386	341	220

Taxes	16	31	24	173		103		61		189	134	85

Gain on disposition, net of tax	147	–	–	209		–		–		356	–	–

Net income from discontinued operations	186	60	46	367		147		89		553	207	135

1
Includes $58 million, $51 million and $5 million for 2006, 2005 and 2004, respectively of other revenue related to tariff and pipeline income (see note 13).
2
Interest has been allocated to discontinued operations calculated on the portion of the Acquisition Credit Facility (see note 7) that was required to be repaid with proceeds from property dispositions.

	As at December 31, 2006			As at December 31, 2005
	North America	United Kingdom	Total	North America	United Kingdom	Total

Assets
Current assets	7	30	37	22	70	92

Property, plant and equipment, net	150	213	363	324	553	877

Goodwill	14	29	43	21	49	70

Total assets[1]	171	272	443	367	672	1,039

Liabilities

Current liabilities	2	53	55	5	42	47

Asset retirement obligations	1	78	79	17	80	97

Future income taxes	–	22	22	–	166	166

Other long-term obligations	1	78	79	1	105	106

Total liabilities[1]	4	231	235	23	393	416

Net assets of discontinued operations	167	41	208	344	279	623

1
In 2005, assets of $246 million and liabilities of $178 million have been classified as long term as the sale of the properties related to these assets and liabilities is expected to close later in 2007.

3.  Acquisitions

The following acquisitions have been accounted for using the purchase method and the results have been included in the Consolidated Financial Statements from the dates of acquisition.

Corporate Acquisitions

In November 2005, Talisman acquired control (73%) of Paladin Resources plc (Paladin), an oil and gas exploration and development company. An additional 25% of the shares were acquired prior to year-end, resulting in a 98% ownership interest in Paladin at December 31, 2005. The 98% of Paladin was acquired for $2,560 million in cash and $74 million in long-term debt, net of cash acquired ($11 million). The acquisition has been

42 Talisman Energy 2006 Annual Financial Report

accounted for using the purchase method and the Paladin results have been included in the Consolidated Financial Statements of the Company from the date of acquisition. The remaining 2% of Paladin was acquired in January 2006.

Fair value of net assets acquired	United Kingdom	Scandinavia	Southeast Asia	Other	Combined

Property, plant and equipment	1,956	1,000	324	14	3,294

Net non-cash working capital	(9)	–	–	–	(9)

Goodwill	417	474	26	4	921

Fair value of derivatives	(147)	–	–	–	(147)

Future income tax	(622)	(516)	(48)	(5)	(1,191)

Asset retirement obligations	(89)	(66)	(13)	–	(168)

Non-controlling interest	(66)	–	–	–	(66)

	1,440	892	289	13	2,634

Other Acquisitions

During 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million, net of working capital assumed of ($4 million). These acquisitions included oil and gas properties in North America, $17 million; the United Kingdom, $184 million; and Scandinavia, $3 million. The fair value of the net assets acquired has been assigned to property plant and equipment, $510 million; asset retirement obligation, ($278 million); and future income tax, ($28 million). Three transactions in the UK accounted for the majority of the acquisitions and were acquired for a total cost of $181 million as shown below.

Fair value of net assets acquired	United Kingdom

Property, plant and equipment	487

Goodwill	–

Asset retirement obligations	(278)

Future income tax	(28)

181

During 2005, Talisman completed a number of oil and gas property and corporate acquisitions for a total cost of $536 million, comprised of $544 million in cash, assumed working capital ($12 million) and $4 million of properties exchanged. Four transactions accounted for the majority of the acquisitions and were acquired for a total cost of $515 million. These acquisitions included oil and gas properties in North America, the UK and Scandinavia.

Fair value of net assets acquired	North America	United Kingdom	Scandinavia	Combined

Property, plant and equipment	218	131	355	704

Goodwill	–	–	177	177

Asset retirement obligations	–	(7)	(74)	(81)

Future income tax	(70)	(33)	(182)	(285)

	148	91	276	515

During 2004, Talisman completed a number of oil and gas property and corporate acquisitions for a total cost of $330 million, comprised of $317 million in cash, ($1 million) of assumed working capital and $14 million of properties exchanged. Three of the transactions account for the majority of the acquisitions and were acquired for a total cost of $288 million. These three acquisitions included oil and gas properties in North America and the UK.

Fair value of net assets acquired	North America	United Kingdom	Combined

Property, plant and equipment	93	374	467

Asset retirement obligations	–	(101)	(101)

Future income tax	–	(78)	(78)

	93	195	288

Talisman Energy 2006 Annual Financial Report 43

Goodwill Continuity

	2006	2005

Opening balance at January 1[1]	1,434	441

Acquired during year	–	1,052

Foreign currency translation effect[2]	109	(59)

Closing balance at December 31[1]	1,543	1,434

1
$43 million (December 31, 2005 – $70 million; January 1, 2005 – $25 million) has been reclassified to assets of discontinued operations.
2
Effect of discontinued operations on foreign currency translation in 2006 is a decrease of $9 million (2005 – $1 million increase).

Goodwill has no tax basis.

4.  Inventories

December 31	2006	2005

Materials and supplies	227	99

Product	141	71

	368	170

5.  Property, Plant and Equipment

	Accumulated
December 31, 2006	Cost	DD&A	Net book value

Oil and gas assets[1]	25,779	8,190	17,589

Corporate assets	364	262	102

	26,143	8,452	17,691

	Accumulated
December 31, 2005	Cost	DD&A	Net book value

Oil and gas assets[1]	20,888	6,823	14,065

Corporate assets	342	211	131

	21,230	7,034	14,196

1
Net book value of $363 million (2005 – $877 million) has been reclassified to assets of discontinued operations.

In the year ended December 31, 2006, interest costs of $73 million (2005 – $19 million; 2004 – $13 million) were capitalized.

Included in property, plant and equipment are the following costs that were not subject to depreciation, depletion or amortization (DD&A) as at December 31:

Non-depleted capital at December 31	2006	2005

Acquired unproved reserve costs[1]

North America – associated with producing fields	10	35

United Kingdom – associated with producing fields	774	587

Scandinavia – associated with producing fields	241	236

Southeast Asia – associated with producing fields	63	63

North America – not associated with producing fields	–	34

United Kingdom – not associated with producing fields	381	353

Scandinavia – not associated with producing fields	29	112

Other – not associated with producing fields	9	129

Exploration costs[2]	769	450

Development Projects[3]

North America	44	30

United Kingdom	1,481	733

Scandinavia	371	93

Southeast Asia	612	369

Other	116	–

	4,900	3,224

1
Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.
2
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves, approval of development plans or commencement of production.
3
Development projects are not depleted pending initial production.

44 Talisman Energy 2006 Annual Financial Report

Summary of exploration costs	Total	Less than 1 year	1 to 3 years	Greater than 3 years

North America	503	424	77	2

United Kingdom	135	98	37	–

Scandinavia	36	36	–	–

Southeast Asia	33	33	–	–

Other	62	12	29	21

	769	603	143	23

In North America, the non-depleted exploration costs increased by $175 million, as $167 million was reclassified to depletable capital, $82 million expensed to dry hole, and $424 million spent during the year was added to non-depleted exploration capital. Costs of $79 million relating to 14 wells drilled prior to 2006 continue to be capitalized, as management's ongoing assessment includes further development activity planned for 2007.

In the UK, the non-depleted exploration costs increased by $133 million, as a result of $98 million in 2006 expenditures and $35 million reclassified from prior years. Costs of $37 million relating to two wells drilled prior to 2006 continue to be capitalized, as management's ongoing assessment includes further development activity planned for 2007.

In Scandinavia, the non-depleted exploration costs increased by $22 million, as $11 million was reclassified to depletable capital, $3 million expensed to dry hole, and $36 million spent during the year was added to non-depleted exploration capital.

In Southeast Asia, the non-depleted exploration costs increased by $23 million as $10 million was reclassified to depletable capital and $33 million spent during the year was added to non-depleted exploration capital.

In other exploration areas, the non-depleted exploration costs decreased by $34 million as $11 million was reclassified to depletable capital, $36 million was expensed to dry hole and $13 million spent during the year was added to non-depleted exploration capital. Costs of $29 million relating to 4 wells drilled in 2004 and 2005 continue to be capitalized, as management's ongoing assessment includes potential development activity planned for 2007. Of the $21 million of costs drilled prior to 2004, $10 million relates to one well in Trinidad as management continues to evaluate the prospect for inclusion of the field in the potential gas development. The remaining $11 million relates to two wells in Algeria that are part of the ongoing EMK development. In 2006 six appraisal wells were drilled to delineate the EMK field. The Company expects to book proved reserves once this development is sanctioned, which is expected in 2007.

6.  Asset Retirement Obligations

Total accretion for year ended December 31, 2006 of $74 million (2005 – $70 million; 2004 – $63 million) has been included in depreciation, depletion and amortization. At December 31, 2006, the estimated total undiscounted asset retirement obligations were $4.6 billion (2005 – $3.1 billion). These obligations will be settled based on the estimated useful lives of the underlying assets, the majority of which are expected to be settled within the next 30 years. The ARO has been discounted using credit-adjusted risk free rates of 5.5% in the UK and Scandinavia, and 6.4% in North America and rest of world. No amount of market risk premium has been included in the estimate of the Company's ARO liability as management does not believe there to be sufficient evidence in the oil and gas industry to estimate any such market premium.

During the years, the Company's asset retirement obligations changed as follows:

	2006	2005

ARO liability at January 1	1,251	1,182

Liabilities incurred during the year	324	275

Liabilities settled during the year	(51)	(32)

Accretion expense	74	70

Revisions in estimated cash flows	171	(97)

Foreign currency translation[2]	127	(147)

ARO liability at December 31[1,3]	1,896	1,251

1
$79 million (December 31, 2005 – $97 million; January 1, 2005 – $113 million) has been reclassified to liabilities of discontinued operations.
2
Effect of discontinued operations on foreign currency translation in 2006 is a decrease of $11 million (2005 – $12 million increase).
3
Included in December 31, 2006 and December 31, 2005 liabilities are $31 million and $28 million, respectively, of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,865 million and $1,223 million, respectively.

Talisman Energy 2006 Annual Financial Report 45

7.  Long-Term Debt

December 31	2006	2005

Bank Credit Facilities

5.07% Bank Credit Facilities[1,2]	494	43

5.29% Acquisition Credit Facility[2]	–	1,848

Debentures and Notes (Unsecured)[3]

6.89% notes (US$40 million), Series B, due 2010[2,4]	47	58

5.80% medium term notes, due 2007[2]	385	385

7.125% debentures (US$175 million), due 2007[2]	204	204

6.68% notes (US$100 million), due 2008	117	117

8.06% medium term notes, due 2009	174	174

4.44% medium term notes (C$350 million, swapped to US$304 million), due 2011	354	–

5.125% notes (US$375 million), due 2015[5]	437	437

6.625% notes (£250 million), due 2017	570	501

7.25% debentures (US$300 million), due 2027	350	350

5.75% notes (US$125 million), due 2035	146	146

5.85% notes (US$500 million), due 2037	583	–

6.25% notes (US$600 million), due 2038	699	–

	4,560	4,263

1
Rate reflects the weighted average interest rate of instruments outstanding at December 31, 2006. Rate is floating rate-based and varies with changes in short-term market interest rates.
2
The amounts outstanding at December 31 have been classified as long term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.
3
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes (£250 million) which is payable annually and the 6.68% notes (US$100 million), which is paid quarterly.
4
Repayable in four US$10 million annual instalments ending in 2010.
5
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month Libor plus 0.433% (5.8068% at December 31, 2006). See note 11 to the Consolidated Financial Statements.

Bank Credit Facilities

At December 31, 2006, Talisman had unsecured credit facilities totaling $2,018 million, consisting of facilities of $1,395 million (Facility No. 1), $75 million (Facility No. 2), $200 million (Facility No. 3), $150 million (Facility No. 4) and $198 million (Facility No. 5). The maturity date of Facility No. 1 is June 30, 2011 and September 30, 2011 for Facilities 2, 3, 4 and 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion except for Facility No. 5. The term date of Facility No. 5 is September 30, 2008. Until the term date, the Company may borrow, repay and reborrow at its discretion; this date can also be extended from time to time upon agreement between the Company and the lender. All facilities must be repaid on their maturity dates.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $698 million are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 3 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, C$ or US$ banker's acceptances, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. See note 12 for a summary of letters of credit.

Acquisition Credit Facility

In connection with the funding of the acquisition of Paladin, the Company arranged a $2,605 million (£1,300 million), unsecured non-revolving acquisition credit facility maturing in October 2006. At December 31, 2005, $1,848 million was drawn on this facility. The balance was repaid and the facility cancelled during 2006.

Paladin Credit Facility

During 2006, borrowings under the Paladin US$600 million senior credit facility ($43 million at December 31, 2005) were repaid and the facility was cancelled.

Notes Payable

In the first quarter of 2006, Talisman completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011. Interest on both notes is paid semi-annually. The $350 million offering was immediately swapped into US$304 million 5.054% debt. The proceeds from these note offerings were used to repay a portion of the then outstanding acquisition credit facility.

46 Talisman Energy 2006 Annual Financial Report

In the fourth quarter of 2006, Talisman completed a US$600 million offering of 6.25% notes due February 1, 2038. Interest on the note is paid semi-annually.

Repayment Schedule

The Company's contractual minimum repayments of long-term debt are as follows:

Year

2007[1]	601

2008	128

2009	186

2010	12

2011	848

Subsequent to 2011	2,785

Total	4,560

1
The portion of long-term debt payable in 2007 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

8.  Share Capital

In May 2006, the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share, diluted net income per share, weighted average number of common shares outstanding, common shares issued and outstanding and options and cash units granted, exercised and forfeited have been retroactively restated to reflect the impact of the Company's three-for-one share split.

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

	2006		2005		2004

Continuity of common shares	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,098,783,945	2,609	1,125,555,870	2,666	1,151,988,552	2,725

Issued on exercise of options	438,860	8	495,375	8	548,700	5

Purchased during year	(35,294,400)	(84)	(27,267,300)	(65)	(26,962,200)	(64)

Cancelled pursuant to terms of plans of arrangement	–	–	–	–	(19,182)	–

Balance, end of year	1,063,928,405	2,533	1,098,783,945	2,609	1,125,555,870	2,666

During the year ended December 31, 2006, Talisman repurchased 35,294,400 common shares of the Company pursuant to a Normal Course Issuer Bid (NCIB) for a total of $659 million (2005 – 27,267,300 for $355 million; 2004 – 26,962,200 for $286 million). The cost to repurchase common shares in excess of their average book value has been charged to retained earnings and contributed surplus.

In December 2006, Talisman amended its current NCIB. The amendment increases the maximum number of common shares that Talisman may purchase over the 12-month period of the NCIB ending March 27, 2007 to the maximum permitted by the TSX, being 10% of the public float on March 22, 2006. The amended maximum is 109,767,000 common shares. Subsequent to year-end, Talisman repurchased 15,513,400 shares for a total of $299 million, leaving a maximum of 58,959,200 shares available for repurchase prior to the expiry of the NCIB. In addition, 103,300 stock options were exercised for shares, resulting in 1,048,518,305 common shares outstanding as at March 1, 2007.

In 2006, Talisman did not cancel any common shares of the Company (2005 – nil shares; 2004 – 19,182 shares) pursuant to the terms of the offering agreements of certain past corporate acquisitions.

a)  Stock Option Plan

Talisman has stock option plans (ESOP) that grants options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Options granted prior to 2006 are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006,

Talisman Energy 2006 Annual Financial Report 47

options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

	2006		2005		2004
Continuity of stock options	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	64,485,717	8.71	62,365,125	6.53	70,798,788	5.85

Granted	10,496,690	19.67	17,763,390	14.05	11,086,740	8.56

Exercised for common shares	(438,860)	6.55	(495,375)	5.52	(548,700)	4.25

Exercised for cash payment	(9,439,024)	6.12	(14,496,327)	5.89	(18,069,723)	5.16

Forfeited	(1,183,375)	15.04	(651,096)	10.29	(901,980)	7.04

Outstanding at December 31	63,921,148	10.79	64,485,717	8.71	62,365,125	6.53

Exercisable at December 31	27,606,033	6.45	17,621,862	5.79	23,194,434	5.24

Options available for future grants pursuant to the Company's Stock
Option Plans	47,501,367		47,375,658		49,991,625

The range of exercise prices of the Company's outstanding stock options is as follows:

	Outstanding Options			Exercisable Options
December 31, 2006 Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

2.86 – 4.99	4,414,560	3.90	2	4,414,560	3.90

5.00 – 9.99	32,537,058	7.28	6	22,579,743	6.72

10.00 – 14.99	16,594,260	14.00	8	504,930	14.02

15.00 – 20.70	10,375,270	19.62	9	106,800	19.69

2.86 – 20.70	63,921,148	10.79	7	27,606,033	6.45

The mark-to-market liability for the stock option plans as at December 31, 2006 was $542 million (2005 – $657 million).

Subsequent to December 31, 2006, 2,792,409 options were exercised for cash, 103,300 options were exercised for shares, 94,855 options were granted and 26,915 were cancelled, with 61,093,379 options outstanding at March 1, 2007.

b)  Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under the cash unit plan. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

	2006		2005		2004
Continuity of stock options	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	7,351,065	9.90	4,579,920	7.11	3,460,545	6.61

Granted	2,107,215	19.67	2,991,930	14.07	1,197,225	8.54

Exercised	(1,006,652)	6.61	(29,700)	6.60	–	–

Forfeited	(99,300)	16.44	(191,085)	9.21	(77,850)	6.60

Outstanding at December 31	8,352,328	12.68	7,351,065	9.90	4,579,920	7.11

Exercisable at December 31	2,411,293	6.93	–	–	–	–

48 Talisman Energy 2006 Annual Financial Report

The range of exercise prices of the Company's cash units is as follows:

	Outstanding Units			Exercisable Units
December 31, 2006 Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 – 9.99	3,397,318	7.26	7	2,335,543	6.67

10.00 – 14.99	2,849,370	14.00	8	67,050	14.02

15.00 – 20.41	2,105,640	19.63	9	8,700	19.69

6.60 – 20.41	8,352,328	12.68	8	2,411,293	6.93

The mark-to-market liability for the cash unit plans as at December 31, 2006 was $54 million (2005 – $56 million).

Subsequent to December 31, 2006, 49,250 cash units were exercised, 40,050 cash units were granted and 2,775 were cancelled, with 8,340,353 cash units outstanding at March 1, 2007.

c)  Deferred Share Units

Talisman also issues deferred share units to directors in lieu of cash compensation. Each deferred share unit (DSU) represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. As at December 31, 2006, there were 261,390 (2005 – 202,332) units outstanding. The mark-to-market liability of $5 million (2005 – $4 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

d)  Stock-Based Compensation

For the year ended December 31, 2006, the Company recorded stock-based compensation expense of $51 million (2005 – $633 million; 2004 – $171 million) relating to its stock option and cash unit plan. The Company paid cash of $159 million (2005 – $153 million; 2004 – $82 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company recovered capitalized stock-based compensation expense of $3 million in 2006 (2005 – $15 million capitalized; 2004 – nil).

Years ended December 31	2006	2005	2004

Average exercise price ($)	21.42	16.41	9.69

Average grant price	6.17	5.89	5.16

Average gain per exercise ($)	15.25	10.52	4.53

Number of options and cash units exercised	10,445,676	14,526,027	18,069,723

Cash payments ($ millions)	159	153	82

Of the combined mark-to-market liability for the stock option and cash unit plans of $596 million as at December 31, 2006 (2005 – $713 million), $554 million (2005 – $630 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

9.  Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	2006	2005

Pensions and other post-retirement benefits[1]	51	39

Mark-to-market liability for stock-based compensation	42	83

Fair value of commodity price derivatives acquired[2]	(3)	47

Discounted obligations on capital leases[3]	37	40

Other	30	7

Closing balance at December 31	157	216

1
$1 million (December 31, 2005 – $1 million) has been reclassified to liabilities of discontinued operations.
2
As a result of the acquisition of Paladin, Talisman acquired commodity price derivative contracts, which extend to the end of 2008. The mark-to-market liability recorded on acquisition will be amortized to revenue over the remaining life of the underlying derivative contracts. Of the total amount outstanding at December 31, 2006, $42 million (2005 – $84 million) is included in accounts payable and accrued liabilities.
3
During 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a floating storage and offloading vessel (FSO) for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$23 million for the remainder of the lease. The imputed rate of interest on the lease is 6% and the lease expires in 2016. Of the total discounted liability of $43 million (2005 – $46 million), $6 million (2005 – $6 million) is included in accounts payable and accrued liabilities.

Talisman Energy 2006 Annual Financial Report 49

10.  Cumulative Foreign Currency Translation

In accordance with the Company's foreign exchange translation accounting policy, as disclosed in note 1(i), foreign exchange gains or losses on translation of self-sustaining foreign operations and the translation of the Company's financial results into C$ for reporting purposes are included in shareholders' equity in the cumulative foreign currency translation account.

The following components give rise to the exchange gains or (losses) included in the cumulative foreign currency translation account as at December 31:

	2006	2005

Property, plant and equipment	(401)	(1,218)

Future tax liabilities (including PRT)	(103)	202

Asset retirement obligations	22	160

Long-term debt	551	634

Working capital	27	49

Goodwill	26	(92)

	122	(265)

11.  Financial Instruments

Commodity Price Derivative Contracts

The Company enters into crude oil and natural gas price derivative contracts to reduce the volatility of the Company's cash flows associated with anticipated sales of these commodities. The majority of the Company's outstanding commodity price derivative contracts at the end of 2006 have been designated as hedges of the Company's anticipated future commodity sales and, as such, gains and losses on these contracts are realized in income over the terms of the contracts. The Company had the following commodity price derivative contracts outstanding at December 31, 2006:

Crude Oil Derivatives

Fixed price swaps	Hedge type	Term	bbls/d	$/bbl

Fixed price swaps (Dated B rent index)	cash flow	2007 Jan-Jun	5,801	41.02

Fixed price swaps (Dated B rent index)	cash flow	2007 Jul-Dec	5,707	40.31

Fixed price swaps (Dated B rent index)	cash flow	2008 Jan-Jun	2,473	59.63

Fixed price swaps (Dated B rent index)	cash flow	2008 Jul-Dec	815	60.00

Two-way collars	Hedge type	Term	bbls/d	Floor $/bbl	Ceiling $/bbl

Two-way collars (WTI)	cash flow	2007 Jan-Dec	20,000	70.00	90.84

Natural Gas Derivatives

Fixed price swaps	Hedge type	Term	mcf/d	$/mcf

Fixed price swaps (AECO index)	cash flow	2007 Apr-Oct	32,110	7.64

Two-way collars	Hedge type	Term	mcf/d	Floor $/mcf	Ceiling $/mcf

Two-way collars (AECO index)	cash flow	2007 Jan-Dec	59,633	8.18	12.21

Two-way collars (AECO index)	cash flow	2007 Apr-Oct	41,284	8.81	11.53

During the first quarter of 2006, the Company settled fixed price oil swaps for a notional 820 bbls/d covering the period April 1, 2006 to December 31, 2007 for a loss of $5 million. These contracts were designated as a hedge of anticipated future oil sales and, consequently, the loss has been deferred and will be recognized over the period ending December 31, 2007.

During the third quarter of 2006, the Company entered into derivative contracts in the form of two-way collars, hedging production of 20,000 bbls/day of crude oil and 59,633 mcf/day of natural gas for the 2007 calendar year. These contracts have been designated as hedges of the Company's anticipated future commodity sales.

During the fourth quarter of 2006, the Company entered into derivative contracts in the form of fixed price swaps hedging production of 32,110 mcf/d of gas for the period covering April to October 2007. These contracts have been designated as hedges of the Company's anticipated future commodity sales.

Also during the fourth quarter of 2006, the Company settled its two-way AECO collars covering the period November 1, 2006 to March 31, 2007 and a notional volume of 59,633 mcf/d for a gain of $32 million. These contracts were designated as a hedge of anticipated future gas sales and, consequently, the gain will be recognized over the period ending March 31, 2007.

Subsequent to year-end, the Company entered into natural gas derivative contracts priced at AECO in the form of two-way collars covering the period April 1, 2007 to October 31, 2007 for notional volume of 27,523 mcf/d of natural gas with a ceiling of $7.97 and a floor of $7.00. The Company also

50 Talisman Energy 2006 Annual Financial Report

entered into AECO fixed-price swaps covering the period April 1, 2007 to October 31, 2007 for a notional volume of 36,697 mcf/d with a fixed price of $7.58. In addition, the Company entered into fixed-price swaps of the UK (IPE) natural gas price covering the period from October 1, 2008 to June 30, 2011, for notional volume of 260,000 Therms/d declining over the period to a final notional volume of 180,000 Therms/d in the second quarter of 2011 with an average fixed price of $0.83/therm. These contracts have not been designated as hedges of the Company's anticipated future commodity sales, and as such are expected to increase the volatility of net income as changes in the fair value of these derivative instruments will be charged through net income.

Also subsequent to year-end, the Company settled a portion of its 2007, ($90.84/$70.00) WTI costless collars covering a notional volume of 10,000 bbls/d for a gain of $40 million which will be deferred and amortized over the period ending December 31, 2007, the term of the original hedge.

Interest Rate and Foreign Exchange Derivative Contracts

During 2005, in order to hedge a portion of the fair value risk associated with the US$375 million 5.125% notes due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ Libor plus 0.433% while receiving payments of 5.125% semi-annually. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes issued in May 2005.

Effective January 1, 2004, certain US$ cross currency swap contracts and interest rate swap contracts were no longer designated as hedges of the Eurobond and the Company recorded a deferred gain of $17 million, which is being amortized over the period to 2009, the original term of the contracts. The contracts were subsequently terminated in 2004 and the Company continues to amortize the deferred gain.

The Company's operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK pounds sterling (UK£) and C$, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.

The Eurobond debt denominated in UK£ and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as cumulative foreign currency translation.

Carrying Amounts and Estimated Fair Values of Financial Instruments

Asset (liability) at December 31	2006			2005
	Carrying Value	Fair Value	Unrecognized	Carrying Value	Fair Value	Unrecognized

Long-term debt	(4,560)	(4,436)	124	(4,263)	(4,423)	(160)

Cross currency and interest rate swaps	–	(14)	(14)	(1)	(7)	(6)

Natural gas derivatives	–	55	55	(4)	9	13

Crude oil derivatives	(39)	10	49	(126)	(163)	(37)

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at December 31 for instruments having the same term and risk characteristics. Fair values for interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at December 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on forward pricing curves as at December 31.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values.

Interest Rate Risk

Drawings under the Company's bank credit facilities are at floating interest rates and expose the Company to interest rate risk. The Company is also exposed to interest rate risk on maturity and refinancing of its fixed rate debt.

Credit Risk

A significant portion of the Company's accounts receivable is due from entities in the oil and gas industry. Concentration of credit risk is mitigated by having a broad domestic and international customer base, which includes a significant number of companies engaged in joint operations with Talisman. The Company routinely assesses the financial strength of its joint participants and customers, including parties involved in marketing or other commodity arrangements. At December 31, 2006, the Company's largest credit exposure to a single party was approximately $112 million.

The Company is exposed to credit risk associated with possible non-performance by derivative instrument counterparties. The Company actively limits the total exposure to individual counterparties.

Talisman Energy 2006 Annual Financial Report 51

12.  Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed the Court's decision granting Talisman's Motion for Summary Judgment and all prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Talisman's estimated total undiscounted future ARO at December 31, 2006 was $4.6 billion (2005 – $3.1 billion), approximately 68% of which is denominated in UK£. At December 31, 2006, Talisman had accrued $1,975 million (2005 – $1,348 million) of this liability. The Company has provided letters of credit, effective January 1, 2007 in an amount of $809 million, of which the majority were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK ($674 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangement as described in note 9 to the Consolidated Financial Statements, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels. The term of the Ross Floating Production, Storage and Offloading vessel (FPSO) lease depends on the expected life of the Ross/Blake fields.

Estimated Future Minimum Commitments1

	2007	2008	2009	2010	2011	Subsequent to 2011	Total

Office leases	34	29	27	25	25	74	214

Vessel leases[2]	190	103	102	55	9	27	486

Transportation and processing commitments[3]	168	96	93	91	90	576	1,114

Minimum work commitments	280	127	54	35	6	–	502

Abandonment obligations	52	31	35	19	20	4,443	4,600

Other service contracts[4]	897	690	548	207	24	24	2,390

Total	1,621	1,076	859	432	174	5,144	9,306

1
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2006 exchange rate.
2
Includes the future minimum lease payments of assets under capital lease.
3
Certain of the Company's transportation commitments are tied to firm gas sales contracts.
4
Other service contracts consist primarily of drilling rig commitments to meet a portion of the Company's future drilling requirements.

During 2004, the Company signed a long-term contract to sell 810 bcf of Corridor natural gas to West Java, over a 17-year period with gas sales commencing in 2007, at a price of US$1.91/mcf, with no associated transportation costs. The Company anticipates having sufficient production to meet all future delivery commitments.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

The Company has also entered into sales contracts for a portion of its future North American natural gas production. The following are the average volumes under contract and the weighted average contract price in each of the years shown. The Company has sufficient future production to meet these fixed price sales contracts as the volumes represent less than 2% of the anticipated future North American production.

52 Talisman Energy 2006 Annual Financial Report

Natural Gas (North America)

Fixed price sales	2007	2008	2009	2010	2011

Volumes (mcf/d)	12,800	3,552	3,552	3,552	3,552

Weighted average price ($/mcf)	3.93	3.31	3.41	3.50	3.61

Talisman is in negotiations for the construction and long term lease of an offshore production and storage facility for the Talisman operated (70% WI) Yme field in Norway. Upon completion and delivery of the facility in 2009, the joint venture would lease the facility for an initial five year period, however this term can be extended by up to an additional 17 years. Talisman's share of the minimum lease payments over the initial five year period is expected to be approximately $64 million per year, which has not been included in the Estimated Future Minimum Commitments table above. This agreement is currently expected to be signed in late March 2007.

13.  Other Revenue

Years ended December 31	2006	2005	2004

Pipeline and custom treating tariffs[1]	103	88	68

Investment income	13	14	9

Marketing income	3	10	3

	119	112	80

1
$58 million (2005 – $51 million; 2004 – $5 million) has been reclassified to income from discontinued operations.

14.  Other Expenses

Years ended December 31	2006	2005	2004

Net (gain) loss on asset disposals	(106)	(3)	30

Foreign exchange (gain) loss	24	(7)	30

Property impairments	–	31	31

Gain on derivatives settlement	–	–	(15)

Wind farm	22	–	–

Miscellaneous interest	21	6	3

Other expense	10	12	10

	(29)	39	89

15.  Taxes

Income Taxes

The current and future income taxes related to continuing operations for each of the three years ended December 31 are as follows:

	2006	2005	2004

Current income taxes

North America	31	95	43

United Kingdom	67	242	201

Scandinavia	215	236	14

Southeast Asia	334	291	134

Other	105	114	35

	752	978	427

Future income taxes (recovery)

North America	(107)	129	(88)

United Kingdom	705	126	(17)

Scandinavia	(16)	(72)	(19)

Southeast Asia	(5)	(34)	9

Other	(25)	(22)	(28)

	552	127	(143)

Income taxes	1,304	1,105	284

Talisman Energy 2006 Annual Financial Report 53

The components of the net future tax liability related to continuing operations at December 31 are as follows:

	2006	2005

Future tax liabilities

Property, plant and equipment	5,106	3,839

Pension assets	15	19

Other	250	169

	5,371	4,027

Future tax assets

Provision for asset retirement obligations	912	538

Other	109	122

	1,021	660

Net future tax liability	4,350	3,367

Future distribution taxes associated with operations in the UK have not been recorded because, based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material amounts of tax expense. Unremitted earnings in other foreign jurisdictions are not material.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.37% for the year ended December 31, 2006 (2005 – 34.13%; 2004 – 34.13%) to income from continuing operations before taxes as follows:

Years ended December 31	2006	2005	2004

Income taxes calculated at the Canadian statutory rate	894	902	323

Increase (decrease) in income taxes resulting from:

Non-deductible royalties, mineral taxes and expenses	17	84	104

Resource allowances	(14)	(63)	(84)

Change in statutory tax rates	113	–	(50)

Non-taxable expense (income)	(24)	19	33

Deductible PRT expense	(82)	(27)	(43)

Higher foreign tax rates	422	160	18

Provincial rebates and credits	(1)	(7)	1

Federal tax on large corporations	–	9	9

Other	(21)	28	(27)

Income taxes	1,304	1,105	284

Petroleum Revenue Taxes

PRT expense primarily relates to the UK and is comprised of current tax expense of $256 million (2005 – $147 million; 2004 – $124 million) and deferred tax expense of $34 million (2005 – $37 million; 2004 – $4 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

16.  Supplemental Cash Flow Information

Years ended December 31	2006	2005	2004

Items not involving cash

Depreciation, depletion and amortization	2,005	1,689	1,479

Property impairments	–	31	31

Dry hole	296	241	311

Net (gain) loss on asset disposals	(106)	(3)	30

Stock-based compensation	(108)	480	89

Future taxes and deferred PRT (recovery)	586	165	(139)

Other	17	28	19

	2,690	2,631	1,820

Cash interest paid (net of capitalized interest)	184	171	165

Cash income taxes paid	1,173	757	289

54 Talisman Energy 2006 Annual Financial Report

Changes in operating non-cash working capital consisted of the following:

Years ended December 31	2006	2005	2004

Accounts receivable	197	(175)	(72)

Inventories	(182)	(64)	19

Prepaid expenses	(9)	(2)	–

Asset retirement obligations expenditures	(50)	(32)	(29)

Accounts payable and accrued liabilities	(93)	254	103

Income and other taxes payable	(237)	218	182

Net source (use) of cash	(374)	199	203

17.  Weighted Average Shares and Fully Diluted Shares Outstanding

	2006	2005	2004

Weighted average number of common shares outstanding (millions) – basic	1,092	1,104	1,149

Dilution effect of stock options (millions)	30	27	21

Weighted average number of commons shares outstanding (millions) – diluted	1,122	1,131	1,170

Outstanding stock options are the only instruments that are currently dilutive to earnings per share. For 2006, 2,548,433 stock options that were antidilutive have been excluded from the computation of diluted earnings per share (2005 – 5,389,872; 2004 – 87,300).

18.  Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 41% of the accrued benefit obligation as at December 31, 2006, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on the remainder of its defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation.

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date for the majority of its defined benefit pension plans. The most recent actuarial valuation of the benefit plans for funding purposes was as of December 31, 2005, with the next valuation as of December 31, 2006, planned for the second quarter of 2007. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2006	2005	2004

Accrued benefit obligation

Discount rate (%)	5.1	4.9	5.6

Rate of compensation increase (%)	4.5	4.3	4.3

Benefit expense

Discount rate (%)	4.9	5.6	5.9

Expected long-term rate of return on plan assets (%)	6.8	7.0	7.0

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2018	2018	2018

Talisman Energy 2006 Annual Financial Report 55

The Company's net benefit plan expense is as follows:

	2006	2005	2004

Current service cost – defined benefit	12	10	10

Current service cost – defined contribution	11	8	8

Interest cost	10	10	10

Plan amendments	–	–	3

Actual return on plan assets	(31)	(16)	(17)

Actuarial loss on accrued benefit obligation	35	19	6

Costs arising in the period	37	31	20

Differences between costs arising in the period and net benefit plan expense
Return on plan assets	19	4	6

Plan amendments	–	–	(3)

Actuarial (gain) loss	(31)	(14)	7

Amortization of net transitional asset	–	(2)	(2)

Net benefit plan expense	25	19	28

Information about the Company's defined pension benefit plans is as follows:

	2006		2005
	Pension plans grouped by funded status		Pension plans grouped by funded status
	Surplus	Deficit[1]	Surplus	Deficit[1]

Accrued benefit obligation

Accrued benefit obligation, beginning of year	67	142	95	80

Current service cost	1	11	6	4

Interest cost	3	7	5	5

Actuarial losses (gains)	(1)	36	10	9

Plan participants' contributions	–	1	1	–

Benefits paid	(3)	(2)	(3)	(2)

Plan amendments	–	–	–	–

Other	–	2	–	(1)

Accrued benefit obligation, end of year	67	197	114	95

Plan assets

Fair value of plan assets, beginning of year	111	81	152	29

Actual gain on plan assets	15	17	16	1

Employer contributions	–	12	6	4

Plan participants' contributions	–	1	1	–

Surplus applied to defined contribution plan	(11)	–	(8)	–

Benefits paid	(3)	(2)	(3)	(2)

Expenses	(1)	–	(1)	–

Other	–	–	–	(3)

Fair value of plan assets, end of year	111	109	163	29

Funded status – surplus (deficit)[2]	44	(88)	49	(66)

Unamortized net actuarial losses	11	46	14	30

Unamortized prior service cost	–	4	–	3

Unamortized net transitional (asset) obligation	(5)	3	(6)	3

Net accrued benefit asset (liability)	50	(35)	57	(30)

1
The net accrued benefit liability for pension plans with a deficit funding status is included in other long-term obligations on the Consolidated Balance Sheets.
2
The funding deficit on the retirement compensation agreement is secured by letters of credit.

The net benefit plan expense of $25 million for the year ended December 31, 2006 (2005 – $19 million; 2004 – $28 million) is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(j).

56 Talisman Energy 2006 Annual Financial Report

The composition of the plan assets as a percentage of fair value is as follows:

	2006	2005	2004

Equity securities (%)	79	76	76

Fixed income (%)	20	24	23

Cash (%)	1	–	1

	100	100	100

The approximate target allocation percentage for the Canadian employee and executive plans that account for 53% of total plan assets is 70% equities, 30% bonds and expected return on assets is 7.9% for equities and 4.5% for bonds. The Company's plan assets do not include any common shares of Talisman.

The projected future benefit payments are as follows:

2007	2008	2009	2010	2011	2012 - 2016

7	8	8	9	10	66

At December 31, 2006, the actuarial net present value of the accrued benefit obligation for other post-retirement benefit plans was $12 million (2005 – $13 million; 2004 – $12 million). The other post-retirement benefit plans provide medical, dental and life benefits for active and retired employees. The effect of a one-percentage point change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

19.  Segmented Information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. North America includes operations in Canada and the US. The UK segment includes operations in the UK and the Netherlands. Scandinavia includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international areas. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

In 2006, Talisman redefined its reporting segments to those described above. In 2005, the UK and Scandinavia were reported in aggregate as the North Sea, Alaska was included in the Other reporting segment and excluded from the North America segment, and operations in North Africa (Algeria, Tunisia) and Trinidad and Tobago were reported as separate segments. All prior periods have been restated to conform to the current presentation including results of discontinued operations.

Talisman Energy 2006 Annual Financial Report 57

	North America[1]			United Kingdom[2]			Scandinavia[3]
(millions of C$)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Revenue

Gross sales					–

Oil and liquids	1,003	972	784	2,380	2,184	1,846	864	600	106

Natural gas	2,326	2,929	2,128	96	74	51	26	14	3

Synthetic oil	–	–	–	–	–	–	–	–	–

Sulphur	3	10	7	–	–	–	–	–	–

Total gross sales	3,332	3,911	2,919	2,476	2,258	1,897	890	614	109

Hedging (gain) loss	(86)	78	151	20	(1)	329	–	–	–

Royalties	632	783	567	5	10	3	4	–	1

Net sales	2,786	3,050	2,201	2,451	2,249	1,565	886	614	108

Other	78	76	62	28	35	19	11	–	(1)

Total revenue	2,864	3,126	2,263	2,479	2,284	1,584	897	614	107

Segmented expenses

Operating

Oil and liquids	150	132	124	616	589	533	259	180	55

Natural gas	347	284	240	7	10	6	–	–	–

Synthetic oil	–	–	–	–	–	–	–	–	–

Pipeline	8	6	6	67	15	12	–	–	–

Total operating expenses	505	422	370	690	614	551	259	180	55

Transportation	73	75	75	54	43	47	27	15	1

DD&A	1,024	908	741	440	397	489	248	157	45

Dry hole	135	122	147	26	38	109	11	15	–

Exploration	168	143	132	25	29	24	30	24	4

Other	(108)	(14)	19	33	54	28	–	–	2

Total segmented expenses	1,797	1,656	1,484	1,268	1,175	1,248	575	391	107

Segmented income before taxes	1,067	1,470	779	1,211	1,109	336	322	223	–

Non-segmented expenses

General and administrative	–	–	–	–	–	–	–	–	–

Interest	–	–	–	–	–	–	–	–	–

Stock-based compensation	–	–	–	–	–	–	–	–	–

Currency translation	–	–	–	–	–	–	–	–	–

Total non-segmented expenses	–	–	–	–	–	–	–	–	–

Income from continuing operations before taxes	–	–	–	–	–	–	–	–	–

Capital expenditures

Exploration	1,080	707	650	138	129	146	102	36	4

Development	1,166	844	766	1,070	746	241	230	109	104

Midstream	174	72	41	–	–	–	–	–	–

Exploration and development	2,420	1,623	1,457	1,208	875	387	332	145	108

Property acquisitions	–	–	–	–	–	–	–	–	–

Midstream acquisitions	–	–	–	–	–	–	–	–	–

Proceeds on dispositions	–	–	–	–	–	–	–	–	–

Other non-segmented	–	–	–	–	–	–	–	–	–

Net capital expenditures[6]	–	–	–	–	–	–	–	–	–

Property, plant and equipment	7,957	6,730	5,926	6,131	4,112	2,477	1,558	1,407	175

Goodwill	270	270	270	449	394	38	697	643	33

Other	694	652	402	479	384	274	139	169	25

Discontinued operations	171	367	362	272	672	474	–	–	–

Segmented assets	9,092	8,019	6,960	7,331	5,562	3,263	2,394	2,219	233

Non-segmented assets

Total assets

1	North America	2006	2005	2004	2	United Kingdom	2006	2005	2004	3	Scandinavia	2006	2005	2004

	Canada	2,611	2,780	2,035		United Kingdom	2,406	2,228	1,548		Norway	819	604	107
	US	253	346	228		Netherlands	73	56	36		Denmark	78	10	–

	Total revenue	2,864	3,126	2,263		Total revenue	2,479	2,284	1,584		Total revenue	897	614	107

	Canada	7,510	6,227	5,414		United Kingdom	6,081	4,067	2,436		Norway	1,321	1,149	175
	US	447	503	512		Netherlands	50	45	41		Denmark	237	258	–

	Property, plant and equipment	7,957	6,730	5,926		Property, plant and equipment	6,131	4,112	2,477		Property, plant and equipment	1,558	1,407	175

58 Talisman Energy 2006 Annual Financial Report

	Southeast Asia[4]			Other[5]			Total
(millions of C$)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Revenue

Gross sales

Oil and liquids	1,385	865	669	537	578	254	6,169	5,199	3,659

Natural gas	740	662	451	2	–	–	3,190	3,679	2,633

Synthetic oil	–	–	–	–	–	–	–	–	–

Sulphur	–	–	–	–	–	–	3	10	7

Total gross sales	2,125	1,527	1,120	539	578	254	9,362	8,888	6,299

Hedging (gain) loss	–	–	–	–	–	–	(66)	77	480

Royalties	797	553	391	165	170	97	1,603	1,516	1,059

Net sales	1,328	974	729	374	408	157	7,825	7,295	4,760

Other	2	1	–	–	–	–	119	112	80

Total revenue	1,330	975	729	374	408	157	7,944	7,407	4,840

Segmented expenses

Operating

Oil and liquids	122	56	73	36	35	17	1,183	992	802

Natural gas	39	31	25	–	–	–	393	325	271

Synthetic oil	–	–	–	–	–	–	–	–	–

Pipeline	–	–	–	–	–	–	75	21	18

Total operating expenses	161	87	98	36	35	17	1,651	1,338	1,091

Transportation	46	43	42	7	9	9	207	185	174

DD&A	224	144	174	69	83	30	2,005	1,689	1,479

Dry hole	15	11	25	109	55	30	296	241	311

Exploration	22	40	20	73	39	58	318	275	238

Other	9	1	(9)	12	5	19	(54)	46	59

Total segmented expenses	477	326	350	306	226	163	4,423	3,774	3,352

Segmented income before taxes	853	649	379	68	182	(6)	3,521	3,633	1,488

Non-segmented expenses

General and administrative	–	–	–	–	–	–	233	201	183

Interest	–	–	–	–	–	–	166	163	173

Stock-based compensation	–	–	–	–	–	–	51	633	171

Currency translation	–	–	–	–	–	–	25	(7)	30

Total non-segmented expenses	–	–	–	–	–	–	475	990	557

Income from continuing operations before taxes	–	–	–	–	–	–	3,046	2,643	931

Capital expenditures

Exploration	72	74	54	161	138	98	1,553	1,084	952

Development	259	231	201	88	46	166	2,813	1,976	1,478

Midstream	–	–	–	–	–	–	174	72	41

Exploration and development	331	305	255	249	184	264	4,540	3,132	2,471

Property acquisitions	–	–	–	–	–	–	204	536	330

Midstream acquisitions	–	–	–	–	–	–	–	–	–

Proceeds on dispositions	–	–	–	–	–	–	(119)	(22)	(88)

Other non-segmented	–	–	–	–	–	–	36	28	26

Net capital expenditures[6]	–	–	–	–	–	–	4,661	3,674	2,739

Property, plant and equipment	1,561	1,465	1,050	484	482	473	17,691	14,196	10,101

Goodwill	123	123	100	4	4	–	1,543	1,434	441

Other	351	348	221	71	75	47	1,734	1,628	969

Discontinued operations	–	–	–	–	–	–	443	1,039	836

Segmented assets	2,035	1,936	1,371	559	561	520	21,411	18,297	12,347

Non-segmented assets	–	–	–	–	–	–	50	57	61

Total assets	–	–	–	–	–	–	21,461	18,354	12,408

4	Southeast Asia	2006	2005	2004	5	Other	2006	2005	2004	6	Excluding corporate acquisitions

	Indonesia	558	408	346		Trinidad and Tobago	186	194	–
	Malaysia	551	539	363		Algeria	174	212	157
	Vietnam	30	28	20		Tunisia	14	2	–
	Australia	191	–	–

	Total revenue	1,330	975	729		Total revenue	374	408	157

	Indonesia	417	371	327		Trinidad and Tobago	246	275	182
	Malaysia	879	818	701		Algeria	199	162	178
	Vietnam	54	23	22		Tunisia	15	15	–
	Australia	211	253	–		Other	24	30	113

	Property, plant and equipment	1,561	1,465	1,050		Property, plant and equipment	484	482	473

Talisman Energy 2006 Annual Financial Report 59

20.  Information Regarding United States GAAP Differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Significant differences between Canadian and US GAAP are as follows:

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2006	2005	2004

Net income from continuing operations – Canadian GAAP		1,452	1,354	519

Depreciation, depletion and amortization	1,2,3	(35)	(41)	(35)

(Loss) gain on derivative instruments	4	(13)	(19)	85

Deferred income taxes	2	12	(6)	(16)

Stock-based compensation	10	(37)	–	–

Interest on long-term debt	4	(3)	1	6

		(76)	(65)	40

Net income from continuing operations		1,376	1,289	559

Net income from discontinued operations	7	553	207	135

Net income before cumulative effect of changes in accounting principles		1,929	1,496	694

Cumulative effect of changes in accounting principles, net of tax	10	(9)	–	–

Net income – US GAAP		1,920	1,496	694

Per common share amounts (C$)[2]

Basic

Income from continuing operations		1.26	1.18	0.48

Income from discontinued operations		0.51	0.18	0.12

Income before cumulative effect of changes in accounting principles		1.77	1.36	0.60

Cumulative effect of changes in accounting principles, net of tax		(0.01)	–	–

Net income		1.76	1.36	0.60

Diluted

Income from continuing operations		1.22	1.14	0.47

Income from discontinued operations		0.50	0.18	0.12

Income before cumulative effect of changes in accounting principles		1.72	1.32	0.59

Cumulative effect of changes in accounting principles, net of tax		(0.01)	–	–

Net income		1.71	1.32	0.59

1
Prior years have been restated to present the effect of discontinued operations. See note 2 and 20.7 for details.
2
Prior years have been restated to reflect the impact of the Company's three-for-one share split in May 2006. See note 8 for details.

60 Talisman Energy 2006 Annual Financial Report

Comprehensive Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2006	2005	2004

Net income – US GAAP		1,920	1,496	694

Other comprehensive income

Unrealized foreign exchange gain on translation of self-sustaining operations	6	179	40	288

Minimum pension liability, net of tax	9	–	(8)	–

Unrealized change in fair value of financial instruments, net of tax	4	92	(20)	(40)

Comprehensive income – US GAAP		2,191	1,508	942

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2006	2005	2004

Operating

Cash provided by operating activities	8	4,056	4,596	2,881

Investing

Cash used in investing activities	8	(3,452)	(5,869)	(2,519)

Financing

Cash provided by (used in) financing activities		(680)	1,346	(401)

Effect of translation on foreign currency cash		10	19	(21)

Net increase (decrease) in cash and cash equivalents		(66)	92	(60)

Cash and cash equivalents, net of bank indebtedness beginning of year		130	38	98

Cash and cash equivalents, net of bank indebtedness end of year		64	130	38

Cash and cash equivalents, end of year		103	145	38

Bank indebtedness, end of year		39	15	–

Balance Sheet items in Accordance with US GAAP

December 31 (millions of C$)	Notes	2006		2005

		Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

				(restated)[1]	(restated)[1]
Current assets		2,075	2,075	2,347	2,347

Property, plant and equipment	1-3	17,691	17,926	14,196	14,466

Other non-current assets	4,9	1,695	1,727	1,811	1,738

		21,461	21,728	18,354	18,551

Current liabilities	10	3,163	3,185	3,238	3,238

Long-term debt		4,560	4,560	4,263	4,263

Future income taxes	2	4,350	4,295	3,367	3,303

Other non-current liabilities	4,9,10	2,081	2,151	1,691	1,696

		14,154	14,191	12,559	12,500

Non-controlling interest		–	–	66	66

Shareholders' equity

Common shares		2,533	2,533	2,609	2,609

Contributed surplus	5	67	84	69	86

Cumulative foreign currency translation	4,6	122	(1,189)	(265)	(1,397)

Accumulative other comprehensive income	4,6,9	–	1,359	–	1,121

Retained earnings	1-7,9,10	4,585	4,750	3,316	3,566

Total liabilities and shareholders' equity		21,461	21,728	18,354	18,551

1
Prior years have been restated to present the effect of discontinued operations. See note 2 for details.

20.1    Gains on Property Exchanges:    In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the

Talisman Energy 2006 Annual Financial Report 61

definition of significant cash consideration under Canadian GAAP, have created differences in the carrying value of these properties and result in differences in depreciation, depletion and amortization expense in subsequent years.

20.2    Income Taxes and Depreciation, Depletion and Amortization Expense:    In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP, however, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in depreciation, depletion and amortization expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

20.3    Impairments:    In 2004, the Company adopted a new Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP as disclosed in note 1(c), if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in depreciation, depletion and amortization expense in subsequent years.

20.4    Forward Foreign Exchange Contracts and Other Financial Instruments:    The Company has designated, for Canadian GAAP purposes, the majority of its derivative financial instruments as hedges, as described in note 11. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the Consolidated Financial Statements.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheets at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management had not designated any of the currently held derivative instruments as hedges for US GAAP purposes and, accordingly, these derivatives were recognized on the balance sheets at their fair value with the change in their fair value recognized in earnings. Subsequent to January 1, 2004, management has designated its commodity derivative financial instruments as cash flow hedges for US GAAP purposes and, accordingly, the changes in their fair value are now recognized in other comprehensive income (OCI) with any ineffective portion recognized in net income. The ineffective portion was a loss of $10 million in 2006 (2005 – $nil; 2004 – $1 million). In 2006, the change in the fair value of derivative financial instruments increased OCI by $92 million, net of income tax of $38 million. For fair value hedges, such as cross currency and interest rate swaps, the derivative instrument is recognized on the balance sheets at their fair value. The change in fair value of both is reflected in net income.

Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, differences in future periods are expected to be minor.

20.5    Appropriation of Contributed Surplus:    In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

20.6    Foreign Exchange Gains and Losses on Translation of Self-Sustaining Foreign Operations:    Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are recorded in other comprehensive income. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative foreign currency translation. Effective January 1, 2007 the Company adopted the new Canadian standards that effectively harmonize with US GAAP and consequently the Company does not expect GAAP differences in future periods.

20.7    Discontinued Operations:    In 2004, the Company adopted a new Canadian standard that eliminated a US GAAP reconciling item in respect to the reporting of discontinued operations. Prior to 2004, discontinued operations reporting was required for US GAAP, but not for Canadian GAAP. The impact of this difference in prior periods was limited to the classification of the discontinued operations, and consequently there are no remaining GAAP differences in the reported results.

20.8    Cash Provided by Operating Activities Presentation:    Under US GAAP, exploration expense is treated as an operating item.

20.9    Employee future benefits:    In 2006, the Company adopted FASB Statement 158 for US GAAP purposes. This statement requires the recognition of the net funded status of pension and other post retirement plans on the balance sheet. Deferred actuarial losses, past service costs and transitional assets are now presented on the balance sheet in accumulated other comprehensive income and charged to net income in a manner consistent with the provisions of Statements 87 and 106. Adoption of this Statement under US GAAP resulted in a decrease to other assets of $12 million, an increase to other long-term liabilities of $35 million and a reduction to future tax liabilities of $14 million. As required on adoption of this standard, the net adjustment of $33 million has been reported as a reduction to the ending balance of accumulated other comprehensive income. Under this statement a company is required to measure defined benefit plan assets and obligations as of the balance sheet date. This is consistent with Talisman's current practice and has not resulted in a GAAP difference.

62 Talisman Energy 2006 Annual Financial Report

Prior to the adoption of Statement 158 in 2006, the Company had recognized the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets as an additional minimum liability. In addition, an intangible asset was recognized equal to the lesser of the additional minimum liability and the unrecognized prior service costs, with the excess of the additional minimum liability over the unrecognized prior service costs reported in comprehensive income, net of tax.

December 31, 2006	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Transitional asset (obligation)	5	(3)	2

Past service costs	–	(4)	(4)

Net actuarial loss	(11)	(46)	(57)

Future tax assets	1	17	18

Included in accumulated other comprehensive income	(5)	(36)	(41)

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows; net transitional asset and obligation $1 million, net actuarial gains and losses $3 million, past service costs $nil. See note 18 for additional information.

20.10    Stock-based compensation:    Effective January 1, 2006 the Company adopted FASB Statement 123R for US GAAP purposes on a prospective basis. All of the Company's stock-based compensation plans are classified as liability instruments. Prior to adoption of Statement 123R there was no GAAP difference and our stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under Statement 123R, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value at each reporting date with the change in the obligation charged as stock-based compensation. Upon adoption of Statement 123R the Company recorded a loss of $9 million, net of tax of $4 million as a cumulative effect of change in accounting principle. A description of the Company's stock-based compensation plans and additional information is available in note 8.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2006	2005

Expected volatility	30%	30%

Risk free interest rate	4.0%	3.9%

Expected term (years)	5.4	5.4

Expected forfeiture rate	7.5%	7.3%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of our common shares over a historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and accordingly are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and our expectation for future payments.

For the year ended December 31, 2006 the total stock-based compensation expense was $88 million (2005 – $633 million, 2004 – $171 million). The stock-based compensation expense net of tax was $58 million (2005 – $447 million, 2004 – $119 million). At December 31, 2006 there was unrecognized compensation expense of $95 million which we expect to realize over a weighted average period of 1.8 years. The total number of options and cash units expected to vest as at December 31, 2006 was 68.7 million with a weighted average remaining contractual life of 6.9 years, a weighted average exercise price of $10.71 and an aggregate intrinsic value of $624 million.

20.11    Additional Information:    The Company has implemented a financing structure whereby a subsidiary has US$471 million drawn on a bank facility that has been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to set-off these amounts at maturity.

Newly Issued US Accounting Standards

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions.

Talisman Energy 2006 Annual Financial Report 63

FIN 48 is effective for fiscal years beginning after December 15, 2006, and will be effective for Talisman's 2007 year end reporting. Talisman is currently evaluating the impact of FIN 48 on our Consolidated Financial Statements.

Fair Value Measurements

In September 2006, the FASB issued Statement 157, "Fair Value Measurements". This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various US standards. This standard clarifies that fair value is a market measure and not an entity specific measure. Among other attributes, fair value assumes the highest and best use for the asset or liability being measured and is based on the exit price for the holder of the asset or liability. This standard also establishes a fair value hierarchy as follows: Level 1 is fair value based on observable market inputs that reflect quoted prices in a market accessible to the entity. Level 2 is fair value based on observable market inputs that do not reflect quoted prices in a market accessible to the entity, for example quoted prices for similar assets or identical assets in inactive markets, or inputs derived through interpolation of other observable market data. Level 3 fair value is based on unobservable market inputs, for example inputs derived through interpolation that cannot be corroborated by observable market data. The total fair value of assets and liabilities that are re-measured each reporting date must be grouped by hierarchy level for disclosure purposes, and in addition a continuity of the changes in the Level 3 measurements must be disclosed. This statement is effective for fiscal years beginning on or after November 15, 2007 and will be effective for Talisman in fiscal 2008. Talisman is currently evaluating the impact that Statement 157 on our Consolidated Financial Statements.

Summary US Dollar Information

Unless otherwise noted, all amounts in the Consolidated Financial Statements, including Accounting Principles Generally Accepted in the United States above, are reported in millions of C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

US$ million (except as noted)	2006	2005[1]	2004[1]

Total revenue[1]	7,007	6,117	3,720

Net income	1,694	1,235	533

Basic net income per common share (US$/share)	1.55	1.12	0.46

Average exchange rate (US$/C$)	0.8820	0.8258	0.7686

1
Total revenue excludes results of discontinued operations, prior periods have been restated accordingly.

64 Talisman Energy 2006 Annual Financial Report

Supplementary Oil and Gas Information

(unaudited)

The supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB's SFAS No. 69: Disclosures About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production, including synthetic oil operations, are excluded from all aspects of this supplementary oil and gas information.

Supplementary oil and gas information reflects activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes. See note 2 to the Consolidated Financial Statements for details.

Results of Operations from Oil and Gas Producing Activities

Years ended December 31 (millions of C$)	North America[2]	United Kingdom[3]	Scandinavia[3]	Southeast Asia	Other[4]	Total

2006

Net oil and gas revenue derived from proved reserves[1]	2,836	2,923	886	1,329	374	8,348

Less: Production costs	511	740	259	161	36	1,707

Transportation	73	72	27	46	7	225

Exploration and dry hole expense	302	51	42	38	182	615

Depreciation, depletion and amortization	997	532	248	224	69	2,070

Tax expense (recovery)	286	876	235	405	69	1,871

Results of operations	667	652	75	455	11	1,860

2005

Net oil and gas revenue derived from proved reserves[1]	3,160	2,651	614	974	408	7,807

Less: Production costs	442	665	180	87	35	1,409

Transportation	74	64	15	43	9	205

Exploration and dry hole expense	265	67	39	50	94	515

Depreciation, depletion and amortization	906	552	157	144	83	1,842

Tax expense (recovery)	543	651	175	270	93	1,732

Results of operations	930	652	48	380	94	2,104

2004

Net oil and gas revenue derived from proved reserves[1]	2,304	1,927	111	729	156	5,227

Less: Production costs	392	602	60	98	17	1,169

Transportation	75	66	–	42	9	192

Exploration and dry hole expense	280	134	4	45	86	549

Depreciation, depletion and amortization	729	644	45	174	30	1,622

Tax expense (recovery)	209	286	2	152	8	657

Results of operations	619	195	–	218	6	1,038

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.
2
During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
3
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
4
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods. The segment also includes exploration interests in other countries.

Talisman Energy 2006 Annual Financial Report 65

Capitalized Costs Related to Oil and Gas Activities

As at December 31 (millions of C$)	North America[1]	United Kingdom[2]	Scandinavia[2]	Southeast Asia	Other[3]	Total

2006

Proved properties	9,915	9,808	1,701	2,346	609	24,379

Unproved properties	351	1,280	291	66	71	2,059

Incomplete wells and facilities	162	10	15	30	2	219

	10,428	11,098	2,007	2,442	682	26,657

Less: Accumulated depreciation, depletion and amortization	3,060	4,764	449	911	197	9,381

Net capitalized costs	7,368	6,334	1,558	1,531	485	17,276

2005

Proved properties	10,125	7,577	1,221	1,877	396	21,196

Unproved properties	312	924	373	90	170	1,869

Incomplete wells and facilities	117	2	4	41	36	200

	10,554	8,503	1,598	2,008	602	23,265

Less: Accumulated depreciation, depletion and amortization	4,069	3,871	191	586	123	8,840

Net capitalized costs	6,485	4,632	1,407	1,422	479	14,425

2004

Proved properties	8,680	6,789	220	1,487	431	17,607

Unproved properties	224	48	6	16	41	335

Incomplete wells and facilities	49	3	–	46	47	145

	8,953	6,840	226	1,549	519	18,087

Less: Accumulated depreciation, depletion and amortization	3,195	3,954	52	501	42	7,744

Net capitalized costs	5,758	2,886	174	1,048	477	10,343

1
During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
2
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
3
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods. The segment also includes exploration interests in other countries.

66 Talisman Energy 2006 Annual Financial Report

Costs Incurred in Oil and Gas Activities

Years ended December 31 (millions of C$)	North America[1]	United Kingdom[2]	Scandinavia[2]	Southeast Asia	Other[3]	Total

2006

Property acquisition costs

Proved	17	29	3	–	–	49

Unproved	322	183	–	3	–	508

Exploration costs	758	138	102	68	161	1,227

Development costs	1,179	1,086	230	259	88	2,842

Asset retirement costs	60	434	1	15	3	513

Total costs incurred	2,336	1,870	336	345	252	5,139

2005

Property acquisition costs

Proved	222	1,032	955	220	15	2,444

Unproved	130	919	350	64	–	1,463

Exploration costs	589	126	39	73	137	964

Development costs	853	738	129	231	46	1,997

Asset retirement costs	90	(97)	142	29	5	169

Total costs incurred	1,884	2,718	1,615	617	203	7,037

2004

Property acquisition costs

Proved	77	234	(1)	–	–	310

Unproved	204	65	6	–	–	275

Exploration costs	483	146	4	54	96	783

Development costs	785	319	38	201	166	1,509

Asset retirement costs	36	42	9	3	7	97

Total costs incurred	1,585	806	56	258	269	2,974

1
During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
2
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
3
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods. The segment also includes exploration interests in other countries.

Talisman Energy 2006 Annual Financial Report 67

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the respective year end prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

  •
  production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

  •
  future prices and economic conditions will differ from those at year end. For example, changes in prices decreased the discounted future net cash flows by $4 billion in 2006;

  •
  future production and development costs will be determined by future events and will differ from those at year end; and

  •
  estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2006	2005	2004

Crude oil and liquids ($/bbl)

North America[1,2]	55.04	50.95	34.27

United Kingdom[3]	67.72	66.31	46.59

Scandinavia[3]	68.50	68.38	48.48

Southeast Asia	68.32	65.88	44.01

Other[4]	69.22	67.49	47.30

	65.22	62.83	42.66

Natural Gas ($/mcf)

North America[1]	6.72	10.87	7.32

United Kingdom[3]	7.68	10.90	6.20

Scandinavia[3]	7.73	3.69	7.14

Southeast Asia	4.99	4.87	3.54

Other[4]	2.79	2.17	1.81

	5.93	8.03	5.47

1
During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
2
The price for Talisman's crude oil in North America is lower than other oil prices as it is a heavier grade.
3
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
4
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods.

68 Talisman Energy 2006 Annual Financial Report

Discounted Future Net Cash Flows from Proved Reserves

As at December 31 (millions of C$)	North America[2]	United Kingdom[3]	Scandinavia[3]	Southeast Asia	Other[4]	Total

2006

Future Cash Inflows[1]	23,058	26,963	4,821	10,875	2,959	68,676

Future Costs
Transportation	(640)	(879)	(254)	(617)	(78)	(2,468)

Production	(6,225)	(13,442)	(1,996)	(1,849)	(448)	(23,960)

Development and asset retirement	(2,670)	(6,175)	(1,332)	(1,293)	(244)	(11,714)

Future net inflows before income taxes	13,523	6,467	1,239	7,116	2,189	30,534

Future income and production revenue taxes	(3,231)	(3,118)	(406)	(2,953)	(866)	(10,574)

Future net cash flows	10,292	3,349	833	4,163	1,323	19,960

10% discount factor	(4,279)	(51)	(273)	(1,832)	(506)	(6,941)

Discounted future net cash flows	6,013	3,298	560	2,331	817	13,019

2005

Future Cash Inflows[1]	30,776	25,891	3,084	11,039	2,627	73,417

Future Costs
Transportation	(649)	(659)	(105)	(661)	(70)	(2,144)

Production	(5,148)	(9,499)	(1,077)	(1,645)	(412)	(17,781)

Development and asset retirement	(2,601)	(3,483)	(470)	(980)	(196)	(7,730)

Future net inflows before income taxes	22,378	12,250	1,432	7,753	1,949	45,762

Future income and production revenue taxes	(6,793)	(5,719)	(778)	(3,282)	(737)	(17,309)

Future net cash flows	15,585	6,531	654	4,471	1,212	28,453

10% discount factor	(6,330)	(1,477)	(102)	(1,899)	(452)	(10,260)

Discounted future net cash flows	9,255	5,054	552	2,572	760	18,193

2004

Future Cash Inflows[1]	20,825	14,406	510	7,525	1,925	45,191

Future Costs
Transportation	(501)	(442)	(52)	(655)	(61)	(1,711)

Production	(4,847)	(6,856)	(172)	(1,235)	(276)	(13,386)

Development and asset retirement	(2,138)	(3,107)	(107)	(770)	(143)	(6,265)

Future net inflows before income taxes	13,339	4,001	179	4,865	1,445	23,829

Future income and production revenue taxes	(3,650)	(1,658)	(66)	(1,959)	(507)	(7,840)

Future net cash flows	9,689	2,343	113	2,906	938	15,989

10% discount factor	(3,845)	(295)	(7)	(1,402)	(280)	(5,829)

Discounted future net cash flows	5,844	2,048	106	1,504	658	10,160

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.
2
During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the Other reporting segment. Reclassifications have been made for all corresponding reported periods.
3
The reporting segments entitled United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005 and 2004, are now reported separately in 2006. Reclassifications have been made for all corresponding reported periods.
4
The reporting segment entitled Other for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005 and 2004. Reclassifications have been made for all corresponding reported periods.

Talisman Energy 2006 Annual Financial Report 69

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of C$)	2006	2005	2004

Sales of oil and gas produced, net of production costs	(6,416)	(6,193)	(3,866)

Net change in prices	(4,021)	12,824	3,506

Net change in transportation costs	51	68	(954)

Net change in production costs	(3,255)	(1,163)	410

Net change in future development and asset retirement	(2,208)	(426)	(638)

Development costs incurred during the year	1,864	1,256	623

Extensions, discoveries and improved recovery	2,340	3,267	2,386

Revisions of previous reserve estimates	676	802	(615)

Net purchases and sales of reserves in place	(478)	3,250	150

Accretion of disco unt	2,869	1,522	1,263

Net change in taxes	2,965	(6,934)	(598)

Other	439	(240)	257

Net change	(5,174)	8,033	1,924

Balance, beginning of year	18,193	10,160	8,236

Balance, end of year	13,019	18,193	10,160

70 Talisman Energy 2006 Annual Financial Report

Continuity of Net Proved Reserves1

	North America[2]	United Kingdom	Scandinavia[3]	Southeast Asia[4]	Other[5]	Total

Crude Oil and Liquids (mmbbls)

Total proved

Proved reserves at December 31, 2003	158.4	240.8	14.2	52.5	34.7	500.6

Discoveries, additions and extensions	14.0	29.7	–	2.0	8.1	53.8

Purchase of reserves	0.2	34.0	–	0.9	–	35.1

Sale of reserves	(2.1)	(3.3)	–	–	–	(5.4)

Net revisions and transfers	(2.5)	26.8	(2.8)	(1.3)	(6.9)	13.3

2004 Production	(15.8)	(42.1)	(2.2)	(7.9)	(3.1)	(71.1)

Proved reserves at December 31, 2004	152.2	285.9	9.2	46.2	32.8	526.3

Discoveries, additions and extensions	10.6	42.3	2.1	16.4	3.8	75.2

Purchase of reserves	0.1	32.8	41.9	17.0	0.7	92.5

Sale of reserves	–	–	(0.9)	–	–	(0.9)

Net revisions and transfers	(5.2)	30.1	1.6	(16.0)	1.1	11.6

2005 Production	(15.5)	(38.6)	(9.3)	(7.7)	(6.6)	(77.7)

Proved Reserves at December 31, 2005	142.2	352.5	44.6	55.9	31.8	627.0

Discoveries, additions and extensions	8.4	28.7	28.6	(2.9)	7.3	70.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(7.3)	(6.8)	–	–	–	(14.1)

Net revisions and transfers	9.3	14.3	0.4	11.6	(0.3)	35.3

2006 Production	(14.3)	(37.1)	(11.8)	(10.7)	(5.4)	(79.3)

Proved Reserves at December 31, 2006	138.3	377.8	61.8	53.9	33.4	665.2

Proved Developed

December 31, 2003	155.4	207.9	3.9	18.6	14.6	400.4

December 31, 2004	142.6	247.6	4.7	19.2	27.0	441.1

December 31, 2005	132.0	274.2	34.8	35.8	22.3	499.1

December 31, 2006	130.1	252.9	25.6	36.9	25.8	471.3

Natural Gas (bcf)

Total proved

Proved reserves at December 31, 2003	2,080.7	222.2	13.4	986.7	211.0	3,514.0

Discoveries, additions and extensions	370.6	8.0	–	521.9	–	900.5

Purchase of reserves	19.1	0.1	–	–	–	19.2

Sale of reserves	(57.1)	(0.5)	–	–	–	(57.6)

Net revisions and transfers	(19.2)	(23.2)	(3.2)	93.5	5.5	53.4

2004 Production	(260.6)	(38.3)	(1.2)	(47.3)	–	(347.4)

Proved reserves at December 31, 2004	2,133.5	168.3	9.0	1,554.8	216.5	4,082.1

Discoveries, additions and extensions	274.9	23.1	0.3	81.7	–	380.0

Purchase of reserves	11.7	56.9	4.4	30.8	1.2	105.0

Sale of reserves	(1.1)	–	–	–	–	(1.1)

Net revisions and transfers	2.5	15.8	(2.3)	(94.0)	(2.9)	(80.9)

2005 Production	(265.6)	(33.0)	(3.2)	(73.1)	–	(374.9)

Proved reserves at December 31, 2005	2,155.9	231.1	8.2	1,500.2	214.8	4,110.2

Discoveries, additions and extensions	356.8	33.1	65.9	(18.9)	14.8	451.7

Purchase of reserves	2.9	–	–	–	–	2.9

Sale of reserves	(35.8)	(20.5)	–	–	–	(56.3)

Net revisions and transfers	51.1	(28.1)	7.4	47.7	(0.2)	77.9

2006 Production	(253.3)	(37.5)	(5.2)	(78.3)	(0.1)	(374.4)

Proved reserves at December 31, 2006	2,277.6	178.1	76.3	1,450.7	229.3	4,212.0

Proved Developed

December 31, 2003	1,890.4	199.5	1.2	593.9	–	2,685.0

December 31, 2004	1,788.2	148.0	2.0	624.0	–	2,562.2

December 31, 2005	1,771.8	174.9	6.2	548.8	0.8	2,502.5

December 31, 2006	1,860.9	123.2	8.6	895.5	0.5	2,888.7

1
For definitions of reserves, see the notes found on page 31 of this Annual Financial Report.
2
North America net proved reserves exclude synthetic crude oil reserves: 2004 – 35.2 mmbbls; 2005 – 34.3 mmbbls; and 2006 – 32.0 mmbbls.
3
Scandinavia for 2003 and 2004 includes Norway, but excludes Denmark.
4
Southeast Asia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.
5
Other includes Algeria, Tunisia and Trinidad and Tobago, but excludes Tunisia in 2003 and 2004.

Talisman Energy 2006 Annual Financial Report 71

Additional Information

Historical Financial Summary

Years ended December 31 (millions of C$ unless otherwise stated)	2006[1]	2005[1,2]	2004[1,2]	2003	2002	2001	2000	1999	1998	1997	1996

Balance sheets

Current assets	2,075	2,347	970	975	917	799	1,042	730	272	471	362

Other assets	152	377	896	139	169	98	91	105	100	88	63

Goodwill	1,543	1,434	441	473	469	467	–	–	–	–	–

Property, plant and equipment	17,691	14,196	10,101	10,193	10,465	9,870	7,904	7,363	5,184	4,636	3,536

Total assets	21,461	18,354	12,408	11,780	12,020	11,234	9,037	8,198	5,556	5,195	3,961

Current liabilities	3,163	3,238	1,643	1,218	989	1,204	1,311	1,060	576	497	338

Deferred credits and other liabilities	6,431	5,058	3,477	3,343	3,448	3,043	2,363	1,345	781	795	633

Long-term debt	4,560	4,263	2,457	2,595	3,473	3,274	2,156	2,593	2,071	1,739	899

Minority interest	–	66	–	–	–	–	–	–	–	–	–

Shareholders' equity	7,307	5,729	4,831	4,624	4,110	3,713	3,207	3,200	2,128	2,164	2,091

Total liabilities and shareholders' equity	21,461	18,354	12,408	11,780	12,020	11,234	9,037	8,198	5,556	5,195	3,961

Income statements

Revenue

Gross sales	9,362	8,888	6,299	5,610	5,351	5,039	5,213	2,424	1,551	1,729	1,427

Less hedging loss (gain)	(66)	77	480	194	(75)	(8)	377	106	17	29	20

Gross sales, net of hedging	9,428	8,811	5,819	5,416	5,426	5,047	4,836	2,318	1,534	1,700	1,407

Less royalties	1,603	1,516	1,059	894	927	989	946	389	214	312	224

Net sales	7,825	7,295	4,760	4,522	4,499	4,058	3,890	1,929	1,320	1,388	1,183

Other	119	112	80	76	80	82	99	46	51	42	30

Total revenue	7,944	7,407	4,840	4,598	4,579	4,140	3,989	1,975	1,371	1,430	1,213

Expenses

Operating	1,651	1,338	1,091	1,039	1,048	946	827	604	581	480	300

Transportation	207	185	174	181	194	–	–	–	–	–	–

General and administrative	233	201	183	152	138	108	95	70	59	57	56

Depreciation, depletion and amortization	2,005	1,689	1,479	1,435	1,462	1,283	1,103	729	597	532	425

Dry hole	296	241	311	251	174	113	77	51	91	42	65

Exploration	318	275	238	213	185	147	100	79	102	92	63

Interest on long-term debt	166	163	173	178	209	184	179	146	91	51	69

Stock-based compensation	51	633	171	185	–	–	–	–	–	–	–

Other	(29)	39	89	16	113	105	81	(150)	230	(15)	(25)

Total expenses	4,898	4,764	3,909	3,650	3,523	2,886	2,462	1,529	1,751	1,239	953

Gain on sale of Sudan operations	–	–	–	296	–	–	–	–	–	–	–

Income (loss) before taxes	3,046	2,643	931	1,244	1,056	1,254	1,527	446	(380)	191	260

Taxes

Current income tax	752	978	427	229	258	342	334	49	15	38	51

Future income tax (recovery)	552	127	(143)	(53)	157	60	194	107	(93)	64	82

Petroleum revenue tax	290	184	128	92	124	149	150	31	20	32	35

	1,594	1,289	412	268	539	551	678	187	(58)	134	168

Net income (loss) from continuing operations	1,452	1,354	519	976	517	703	849	259	(322)	57	92

Income from discontinued operations	553	207	135	–	–	–	–	–	–	–	–

Net income (loss)	2,005	1,561	654	976	517	703	849	259	(322)	57	92

1
Adjusted for discontinued operations.
2
Restated to reflect reclassification of bank indebtedness.

72 Talisman Energy 2006 Annual Financial Report

Consolidated Financial Ratios

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12-month period ended December 31, 2006.

(unaudited)

Interest coverage (times)

Income[1]	14.51

Interest coverage (times)

Income from continuing operations[2]	12.23

1
Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.
2
Net income from continuing operations plus income taxes and interest expense from continuing operations, divided by the sum of interest expense and capitalized interest from continuing operations.

Ratios and Key Indicators

Years ended December 31 (millions of C$ unless otherwise stated)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

Net income (loss)	2,005	1,561	654	976	517	703	849	259	(322)	57	92

Cash flow[1]	4,748	4,672	2,916	2,691	2,603	2,425	2,356	1,098	631	797	697

Exploration and development spending	4,578	3,179	2,538	2,180	1,848	1,882	1,179	996	1,145	951	557

Acquisitions	204	3,170	330	768	276	1,624	431	1,692	343	731	552

Dispositions	872	22	88	1,112	72	162	81	133	157	71	58

Debt/debt + equity (%)	38	43	34	36	46	48	41	45	50	45	30

Debt/cash flow (times)	1.0	0.9	0.8	1.0	1.3	1.4	1.0	2.4	3.3	2.2	1.3

Per common share[5]

Net income (loss) ($)	1.84	1.41	0.57	0.84	0.43	0.58	0.68	0.23	(0.32)	0.06	0.10

Cash flow ($)	4.35	4.23	2.54	2.32	2.16	2.00	1.90	0.98	0.63	0.81	0.75

Production (boe)	0.162	0.155	0.139	0.125	0.135	0.126	0.121	0.101	0.098	0.089	0.081

Proved gross reserves (at year-end) (boe)	1.57	1.49	1.32	1.18	1.26	1.24	0.97	0.88	0.83	0.75	0.62

Average royalty rate (%)	17	17	16	16	17	20	18	16	14	18	16

Unit operating costs ($/boe)	9.98	8.41	7.26	6.98	6.14	5.79	5.19	5.14	5.61	5.24	3.78

Unit depreciation, depletion and amortization ($/boe)	12.09	10.88	10.29	9.87	8.99	8.39	7.37	7.54	6.03	6.08	5.60

Return on capital employed (%)[2]	19.3	19.1	10.5	15.2	8.6	13.0	17.1	7.0	(6.1)	2.2	4.4

Return on active capital employed (%)[3]	30.7	25.7	12.2	17.7	10.3	16.0	20.2	8.6	(8.4)	2.8	5.3

Return on equity (%)[4]	30.8	29.6	13.8	22.3	13.2	20.3	26.5	9.7	(15.0)	2.7	4.9

1
Non-GAAP measure. See advisory on page 87.
2
Net income plus tax effected interest/(average shareholders' equity + average debt).
3
Net income plus tax effected interest/(average shareholders' equity + average debt – average non-depleted capital).
4
Net income/average shareholders' equity.
5
Prior years have been restated to reflect the Company's three-for-one share split in May 2006.

Talisman Energy 2006 Annual Financial Report 73

Historical Operations Summary

Years ended December 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

Daily average production

Crude oil (bbls/d)

North America	36,280	39,494	41,775	44,456	46,287	50,424	51,005	44,806	45,103	40,627	34,169

United Kingdom	99,500	104,982	114,019	108,207	124,965	108,163	109,096	57,267	54,988	48,065	30,675

Scandinavia	31,346	24,947	5,483	2,406	–	–	–	–	–	–	–

Southeast Asia	49,872	33,842	34,050	23,159	21,925	20,326	19,627	28,286	31,684	28,458	22,621

Other	21,559	25,488	13,537	19,633	60,109	53,257	45,869	11,726	–	–	–

Natural gas liquids (bbls/d)

North America	13,566	14,117	12,618	12,473	13,521	12,851	12,829	10,918	9,818	8,054	7,598

United Kingdom	3,242	2,038	1,980	2,157	2,521	2,665	2,806	1,989	2,492	2,437	2,363

Scandinavia	1,128	749	379	305	–	–	–	–	–	–	–

Southeast Asia	1,710	1,634	1,594	1,271	544	547	579	566	–	–	–

Synthetic oil (Canada) (bbls/d)	3,431	2,693	2,999	2,649	2,868	2,781	2,540	2,765	2,664	2,536	2,534

Total oil and liquids	261,634	249,984	228,434	216,716	272,740	251,014	244,351	158,323	146,749	130,177	99,960

Natural gas (mmcf/d)

North America	910	915	885	864	820	809	755	681	631	558	557

United Kingdom	126	111	111	108	122	108	122	115	104	100	90

Scandinavia	14	9	3	1	–	–	–	–	–	–	–

Southeast Asia	292	284	260	117	94	93	111	108	13	–	–

Total natural gas	1,342	1,319	1,259	1,090	1,036	1,010	988	904	748	658	647

Total (mboe/d)	485	470	438	398	445	419	409	309	271	240	208

WTI (US$/bbl)	66.25	56.70	41.40	30.99	26.15	25.92	30.26	19.30	14.37	20.61	22.02

NYMEX gas (US$/mmbtu)	7.26	8.55	6.09	5.44	3.25	4.38	4.30	2.27	2.08	2.48	2.67

US$/C$ exchange rate (year-end)	0.8581	0.8577	0.8308	0.7738	0.6331	0.6279	0.6666	0.6887	0.6511	0.6987	0.7298

74 Talisman Energy 2006 Annual Financial Report

Product Netbacks (Gross)1

The following table provides information on product netbacks on a gross basis in C$ on a quarterly basis for the periods indicated.

	2006					2005					2004
		Three months ended					Three months ended
C$ Gross	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year

North America

Oil and liquids ($/bbl)

Sales price	56.73	50.90	63.29	63.34	49.58	52.62	54.84	60.92	48.16	46.50	42.11

Hedging loss	–	–	–	–	–	3.99	4.28	4.89	3.68	3.10	5.95

Royalties	11.91	10.20	13.29	13.56	10.60	10.79	10.69	12.83	9.77	9.87	8.59

Transportation	0.57	0.58	0.56	0.56	0.59	0.50	0.51	0.50	0.54	0.45	0.49

Operating costs	8.57	9.33	8.64	8.64	7.76	7.24	8.33	7.22	7.18	6.32	6.75

	35.68	30.79	40.80	40.58	30.63	30.10	31.03	35.48	26.99	26.76	20.33

Natural gas ($/mcf)

Sales price	7.12	6.94	6.30	6.52	8.79	9.05	12.25	9.15	7.72	7.07	6.83

Hedging (gain) loss	(0.26)	(0.28)	(0.30)	(0.29)	(0.16)	–	–	–	–	–	0.10

Royalties	1.30	1.20	0.99	1.21	1.81	1.80	2.46	1.82	1.53	1.39	1.31

Transportation	0.19	0.17	0.18	0.18	0.23	0.19	0.23	0.19	0.18	0.17	0.20

Operating costs	1.07	1.05	1.06	1.16	1.02	0.90	0.95	0.96	0.88	0.79	0.79

	4.82	4.80	4.37	4.26	5.89	6.16	8.61	6.18	5.13	4.72	4.43

United Kingdom[2]

Oil and liquids ($/bbl)

Sales price	72.11	67.40	74.87	75.97	71.01	64.07	66.24	73.75	59.74	56.69	48.21

Hedging (gain) loss	0.52	0.12	0.95	0.95	0.21	(0.03)	(0.09)	–	–	–	7.74

Royalties	0.74	0.50	0.76	1.05	0.69	0.87	1.07	0.95	0.96	0.50	0.46

Transportation	1.52	1.58	1.65	1.52	1.38	1.21	1.26	1.16	1.14	1.24	1.17

Operating costs	19.83	21.38	21.08	22.01	15.86	16.67	16.38	17.58	18.11	14.93	12.64

	49.50	43.82	50.43	50.44	52.87	45.35	47.62	54.06	39.53	40.02	26.20

Natural gas ($/mcf)

Sales price	8.50	7.52	7.53	8.61	10.11	7.30	8.76	6.25	6.37	7.14	5.57

Royalties	0.46	0.07	0.63	0.41	0.67	0.53	0.52	0.52	0.56	0.50	0.43

Transportation	0.33	0.37	0.34	0.24	0.36	0.42	0.40	0.37	0.49	0.41	0.28

Operating costs	0.71	0.84	0.59	0.63	0.78	0.91	1.11	0.77	0.73	0.93	0.57

	7.00	6.24	5.97	7.33	8.30	5.44	6.73	4.59	4.59	5.30	4.29

Scandinavia[2]

Oil and liquids ($/bbl)

Sales price	73.79	69.14	76.11	77.25	73.42	67.72	67.43	76.76	62.32	61.59	49.92

Royalties	0.33	0.24	0.48	0.31	0.32	0.05	0.14	–	–	–	–

Transportation	1.80	1.82	2.32	1.60	1.55	1.11	1.28	1.33	1.00	0.45	0.60

Operating costs	22.42	21.34	23.17	28.06	18.51	18.98	19.28	16.23	22.13	18.05	25.73

	49.24	45.74	50.14	47.28	53.04	47.58	46.73	59.20	39.19	43.09	23.59

Natural gas ($/mcf)

Sales price	4.92	4.60	6.53	5.54	3.51	4.30	3.80	4.13	4.82	4.82	4.93

Transportation	1.10	1.14	1.52	(0.48)	2.04	1.48	0.43	1.59	2.30	2.33	2.39

	3.82	3.46	5.01	6.02	1.47	2.82	3.37	2.54	2.52	2.49	2.54

Talisman Energy 2006 Annual Financial Report 75

Product Netbacks (Gross)1 (continued)

	2006					2005					2004
		Three months ended					Three months ended
C$ Gross	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year	Dec 31	Sep 30	Jun 30	Mar 31	Total Year

Southeast Asia

Oil and liquids ($/bbl)

Sales price	74.62	67.21	79.01	78.92	73.49	68.79	68.30	76.86	67.60	60.35	51.29

Royalties	32.36	25.02	33.41	40.90	29.97	27.28	27.27	28.73	27.46	25.27	21.24

Transportation	0.27	0.35	0.31	0.20	0.22	0.09	(0.12)	0.27	0.25	0.08	0.23

Operating costs	6.63	6.19	7.71	7.41	5.22	4.48	5.04	4.14	4.34	4.08	5.57

	35.36	35.65	37.58	30.41	38.08	36.94	36.11	43.72	35.55	30.92	24.25

Natural gas ($/mcf)

Sales price	6.95	5.75	7.37	7.57	7.08	6.40	6.72	6.98	6.36	5.44	4.74

Royalties	1.86	1.30	1.84	2.17	2.12	1.95	1.98	2.14	1.88	1.75	1.19

Transportation	0.38	0.35	0.43	0.37	0.38	0.41	0.43	0.42	0.24	0.55	0.41

Operating costs	0.36	0.43	0.36	0.31	0.34	0.30	0.30	0.29	0.31	0.28	0.27

	4.35	3.67	4.74	4.72	4.24	3.74	4.01	4.13	3.93	2.86	2.87

Other[3]

Oil ($/bbl)

Sales price	71.65	66.78	72.46	78.60	70.43	65.40	66.26	71.94	62.72	59.81	51.17

Royalties	22.41	23.93	23.58	23.03	20.08	19.41	19.05	20.88	19.31	18.18	19.65

Transportation	0.94	1.09	0.86	0.84	0.93	1.00	0.96	0.97	0.99	1.08	1.76

Operating costs	4.99	7.44	4.32	5.35	3.44	3.89	3.97	3.68	3.08	5.07	3.51

	43.31	34.32	43.70	49.38	45.98	41.10	42.28	46.41	39.34	35.48	26.25

Total Company

Oil and liquids ($/bbl)

Sales price	69.82	64.48	73.27	74.39	67.85	62.78	64.62	71.51	58.58	55.40	47.45

Hedging loss	0.21	0.05	0.36	0.37	0.09	0.85	0.77	1.08	0.86	0.72	5.42

Royalties	10.97	9.18	12.17	13.57	9.39	8.64	8.81	9.89	8.32	7.41	6.84

Transportation	1.07	1.14	1.15	1.01	1.01	0.86	0.86	0.88	0.86	0.84	0.88

Operating costs	14.11	14.91	14.49	15.74	11.71	11.81	12.25	11.60	12.49	10.85	10.32

	43.46	39.20	45.10	43.70	45.65	40.62	41.93	48.06	36.05	35.58	23.99

Natural gas ($/mcf)

Sales price	7.20	6.72	6.65	6.94	8.52	8.30	10.63	8.43	7.31	6.73	6.28

Hedging (gain) loss	(0.17)	(0.19)	(0.20)	(0.19)	(0.10)	–	–	–	–	–	0.07

Royalties	1.33	1.11	1.13	1.36	1.73	1.71	2.14	1.79	1.53	1.37	1.21

Transportation	0.25	0.24	0.26	0.22	0.30	0.27	0.29	0.26	0.22	0.28	0.26

Operating costs	0.87	0.89	0.86	0.90	0.84	0.76	0.82	0.79	0.74	0.69	0.66

	4.92	4.67	4.60	4.65	5.75	5.56	7.38	5.59	4.82	4.39	4.08

1
Unit operating costs include pipeline costs for the UK. Netbacks do not include synthetic oil.
2
In 2004 and 2005, the UK and Scandinavia were reported in aggregate.
3
North Africa, Trinidad and Tobago as well as other international areas have been reclassified as Other.

76 Talisman Energy 2006 Annual Financial Report

Net Production (After royalties)

Information on Net Production and Product Netbacks after royalties in US$ is provided for US readers.

	2006	2005	2004	2003	2002

Crude Oil and Liquids (bbls/d)

North America	39,382	42,613	43,303	45,035	47,182

United Kingdom	101,682	105,582	114,906	110,580	122,231

Scandinavia	32,327	25,676	5,862	2,711	–

Southeast Asia	29,211	21,406	20,884	14,853	14,025

Other	14,816	17,994	8,338	10,348	36,346

Total oil and liquids	217,418	213,271	193,293	183,527	219,784

Natural Gas (mmcf/d)

North America	744	733	715	678	665

United Kingdom	119	103	102	102	107

Scandinavia	14	9	3	1	–

Southeast Asia	214	198	194	110	89

Total natural gas	1,091	1,043	1,014	891	861

Total conventional (mboe/d)	399	387	362	332	363

Synthetic Oil (Canada)(mboe/d)	3.0	2.6	2.9	2.5	2.8

Total (mboe)	402	390	365	335	366

Product Netbacks (Net of royalties)1,2

Net of Royalties – US$		2006	2005	2004

North America	Oil and liquids (US$/bbl)

	Sales price	50.06	43.55	32.44

	Hedging loss	–	4.16	5.81

	Transportation	0.64	0.52	0.48

	Operating costs	9.57	7.54	6.55

		39.85	31.33	19.60

	Natural gas (US$/mcf)

	Sales price	6.27	7.51	5.26

	Hedging (gain) loss	(0.28)	–	0.10

	Transportation	0.20	0.20	0.19

	Operating costs	1.15	0.93	0.76

		5.20	6.38	4.21

United Kingdom	Oil and liquids (US$/bbl)

	Sales price	63.48	53.10	37.17

	Hedging (gain) loss	0.47	(0.02)	6.06

	Transportation	1.35	1.01	0.91

	Operating costs	17.66	13.99	9.80

		44.00	38.12	20.40

	Natural gas (US$/mcf)

	Sales price	7.47	6.06	4.29

	Transportation	0.31	0.37	0.24

	Operating costs	0.66	0.82	0.48

		6.50	4.87	3.57

Talisman Energy 2006 Annual Financial Report 77

Product Netbacks (Net of royalties)1,2 (continued)

Net of Royalties – US$		2006	2005	2004

Scandinavia[3]	Oil and liquids (US$/bbl)

	Sales price	64.94	56.41	38.36

	Transportation	1.59	0.93	0.46

	Operating costs	19.86	15.78	19.77

		43.49	39.70	18.13

	Natural gas (US$/mcf)

	Sales price	4.34	3.57	4.35

	Transportation	0.97	1.21	2.11

		3.37	2.36	2.24

Southeast Asia[4]	Oil and liquids (US$/bbl)

	Sales price	65.84	57.24	39.49

	Transportation	0.42	0.12	0.30

	Operating costs	10.33	6.18	7.32

		55.09	50.94	31.87

	Natural gas (US$/mcf)

	Sales price	6.13	5.29	3.65

	Transportation	0.46	0.49	0.42

	Operating costs	0.44	0.35	0.27

		5.23	4.45	2.96

Other[5]	Oil (US$/bbl)

	Sales price	62.94	54.10	39.48

	Transportation	1.20	1.17	2.20

	Operating costs	6.37	4.58	4.41

		55.37	48.35	32.87

Total Company	Oil and liquids (US$/bbl)

	Sales price	61.50	52.07	36.57

	Hedging loss	0.22	0.82	4.90

	Transportation	1.12	0.83	0.79

	Operating costs	14.77	11.36	9.25

		45.39	39.06	21.63

	Natural gas (US$/mcf)

	Sales price	6.33	6.89	4.84

	Hedging (gain) loss	(0.19)	–	0.07

	Transportation	0.27	0.28	0.25

	Operating costs	0.94	0.80	0.63

		5.31	5.81	3.89

1
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.
2
Unit operating costs include pipeline costs for the UK. Netbacks do not include synthetic oil.
3
Scandinavia for 2004 excludes Denmark.
4
Southeast Asia for 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.
5
Other for 2004 includes Algeria, but excludes Trinidad and Tobago and Tunisia.

78 Talisman Energy 2006 Annual Financial Report

Historical Gross Proved Reserves1

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996

Crude Oil and Liquids (mmbbls)

Opening Balance	736.1	617.7	579.2	716.9	737.6	631.8	557.1	416.5	300.3	225.9	167.9

Discoveries, additions and extensions	80.0	77.7	74.0	53.3	90.2	143.9	72.5	62.0	83.3	68.7	33.8

Dispositions and acquisitions	10.6	97.1	29.7	(139.0)	1.5	36.7	57.2	111.3	67.3	29.0	35.6

Net revisions and transfers	34.0	33.8	17.3	26.3	(13.9)	15.8	33.5	24.1	18.2	23.2	24.3

Production	(94.2)	(90.2)	(82.5)	(78.3)	(98.5)	(90.6)	(88.5)	(56.8)	(52.6)	(46.5)	(35.7)

Closing Balance	766.5	736.1	617.7	579.2	716.9	737.6	631.8	557.1	416.5	300.3	225.9

Natural Gas (bcf)

Opening Balance	5,416.6	5,223.2	4,695.5	4,607.3	4,496.5	3,272.3	3,221.0	2,834.4	2,663.5	2,301.7	1,901.8

Discoveries, additions and extensions	564.1	514.1	1,251.8	459.5	632.8	1,045.8	472.3	301.0	396.0	407.6	263.9

Dispositions and acquisitions	(61.0)	117.2	(50.3)	107.2	3.2	537.4	(53.9)	368.6	(51.7)	289.6	34.2

Net revisions and transfers	(33.8)	38.0	(212.1)	(80.1)	(146.0)	10.0	(5.0)	47.4	100.2	(95.2)	338.7

Production	(483.0)	(475.9)	(461.7)	(398.4)	(379.2)	(369.0)	(362.1)	(330.4)	(273.6)	(240.2)	(236.9)

Closing Balance	5,402.9	5,416.6	5,223.2	4,695.5	4,607.3	4,496.5	3,272.3	3,221.0	2,834.4	2,663.5	2,301.7

BOE (mmboe)[2]

Opening Balance	1,638.8	1,488.3	1,361.9	1,484.7	1,487.0	1,177.2	1,094.0	888.8	744.2	609.5	485.0

Discoveries, additions and extensions	174.1	163.3	282.6	129.8	195.7	318.2	151.1	112.0	149.2	136.6	77.7

Dispositions and acquisitions	0.4	116.7	21.4	(121.1)	2.1	126.2	48.1	172.8	58.7	77.3	41.3

Net revisions and transfers	28.4	40.1	(18.2)	13.2	(38.4)	17.5	32.8	32.2	34.9	7.4	80.7

Production	(174.7)	(169.6)	(159.4)	(144.7)	(161.7)	(152.1)	(148.8)	(111.8)	(98.2)	(86.6)	(75.2)

Closing Balance (gross)	1,667.0	1,638.8	1,488.3	1,361.9	1,484.7	1,487.0	1,177.2	1,094.0	888.8	744.2	609.5

1
See oil and gas advisory on page 31.
2
Six mcf of natural gas equals one boe.

Probable Reserves1

	North America	United Kingdom	Scandinavia	Southeast Asia	Other	Total

Crude Oil and Liquids (mmbbls)

Probable reserves at December 31, 2005	70.9	217.1	86.8	65.6	52.1	492.5

Discoveries, additions and extensions	(0.4)	12.6	(28.1)	14.6	3.1	1.8

Dispositions and acquisitions	(2.4)	46.9	–	–	–	44.5

Net revisions and transfers	(3.3)	(7.6)	16.1	1.8	(1.8)	5.2

Probable reserves at December 31, 2006	64.8	269.0	74.8	82.0	53.4	544.0

Natural Gas (bcf)

Probable reserves at December 31, 2005	1,335.7	152.5	109.8	1,028.2	77.6	2,703.8

Discoveries, additions and extensions	117.0	35.2	(41.8)	(53.0)	(6.7)	50.7

Dispositions and acquisitions	(6.1)	(10.8)	–	–	–	(16.9)

Net revisions and transfers	(132.5)	14.6	0.8	28.6	0.9	(87.6)

Probable reserves at December 31, 2006	1,314.1	191.5	68.8	1,003.8	71.8	2,650.0

BOE (mmboe)[2]

Probable reserves at December 31, 2005	293.5	242.5	105.2	237.0	65.0	943.2

Discoveries, additions and extensions	19.1	18.4	(35.1)	5.8	3.2	11.4

Dispositions and acquisitions	(3.4)	45.1	–	–	–	41.7

Net revisions and transfers	(25.3)	(5.0)	16.1	6.5	(2.8)	(10.5)

Probable reserves at December 31, 2006	283.9	301.0	86.2	249.3	65.4	985.8

1
Gross probable reserves, excluding sulphur and synthetic oil. See oil and gas advisory on page 31.
2
Six mcf of natural gas equals one boe.

Talisman Energy 2006 Annual Financial Report 79

Continuity of Gross Proved Reserves1

	North America[2]	United Kingdom	Scandinavia[3]	Southeast Asia[4]	Other[5]	Total

Crude Oil and Liquids (mmbbls)

Total proved

Proved reserves at December 31, 2003[6]	190.2	242.3	14.1	84.4	48.2	579.2

Discoveries, additions and extensions	17.3	29.8	–	13.0	13.9	74.0

Purchase of reserves	0.2	34.1	–	1.3	–	35.6

Sale of reserves	(2.6)	(3.3)	–	–	–	(5.9)

Net revisions and transfers	(2.2)	27.5	(2.9)	3.4	(8.5)	17.3

2004 Production	(19.9)	(42.5)	(2.1)	(13.0)	(5.0)	(82.5)

Proved reserves at December 31, 2004[6]	183.0	287.9	9.1	89.1	48.6	617.7

Discoveries, additions, and extensions	12.6	41.9	2.0	12.7	8.5	77.7

Purchase of reserves	0.2	32.8	42.1	22.1	0.8	98.0

Sale of reserves	–	–	(0.9)	–	–	(0.9)

Net revisions and transfers	(2.8)	32.5	1.8	(1.3)	3.6	33.8

2005 Production	(19.6)	(39.1)	(9.3)	(12.9)	(9.3)	(90.2)

Proved Reserves at December 31, 2005[6]	173.4	356.0	44.8	109.7	52.2	736.1

Discoveries, additions and extensions	10.4	28.8	28.6	(0.9)	13.2	80.1

Purchase of reserves	–	26.2	–	–	–	26.2

Sale of reserves	(8.8)	(6.8)	–	–	–	(15.6)

Net revisions and transfers	9.8	14.1	0.3	8.3	1.4	33.9

2006 Production	(18.2)	(37.5)	(11.8)	(18.8)	(7.9)	(94.2)

Proved reserves at December 31, 2006[6]	166.6	380.8	61.9	98.3	58.9	766.5

Proved Developed

December 31, 2003	186.4	209.2	3.8	29.5	25.5	454.4

December 31, 2004	171.0	249.3	4.7	39.9	38.9	503.8

December 31, 2005	161.0	277.4	34.9	67.7	34.7	575.7

December 31, 2006	156.4	255.7	25.7	70.2	43.3	551.3

Natural Gas (bcf)

Total proved

Proved reserves at December 31, 2003[6]	2,644.9	241.6	13.5	1,572.0	223.5	4,695.5

Discoveries, additions and extensions	478.5	8.0	–	765.3	–	1,251.8

Purchase of reserves	22.8	0.1	–	–	–	22.9

Sale of reserves	(72.7)	(0.5)	–	–	–	(73.2)

Net revisions and transfers	(113.2)	(30.0)	(3.2)	(58.7)	(7.0)	(212.1)

2004 Production	(324.9)	(40.3)	(1.3)	(95.2)	–	(461.7)

Proved reserves at December 31, 2004[6]	2,635.4	178.9	9.0	2,183.4	216.5	5,223.2

Discoveries, additions and extensions	361.0	23.7	0.3	129.1	–	514.1

Purchase of reserves	16.8	56.9	4.4	38.9	1.4	118.4

Sale of reserves	(1.2)	–	–	–	–	(1.2)

Net revisions and transfers	28.6	16.3	(2.2)	(3.4)	(1.3)	38.0

2005 Production	(333.8)	(35.2)	(3.3)	(103.6)	–	(475.9)

Proved reserves at December 31, 2005[6]	2,706.8	240.6	8.2	2,244.4	216.6	5,416.6

Discoveries, additions and extensions	457.8	34.6	65.9	(9.1)	14.9	564.1

Purchase of reserves	3.7	–	–	–	–	3.7

Sale of reserves	(44.2)	(20.5)	–	–	–	(64.7)

Net revisions and transfers	13.0	(32.7)	7.4	(20.0)	(1.5)	(33.8)

2006 Production	(332.0)	(39.2)	(5.2)	(106.5)	(0.1)	(483.0)

Proved reserves at December 31, 2006[6]	2,805.1	182.8	76.3	2,108.8	229.9	5,402.9

Proved Developed

December 31, 2003	2,404.0	218.8	1.3	920.9	–	3,545.0

December 31, 2004	2,207.3	158.6	2.0	858.2	–	3,226.1

December 31, 2005	2,226.5	183.5	6.2	793.2	0.9	3,210.3

December 31, 2006	2,295.0	126.4	8.6	1,307.8	0.5	3,738.3

1
See oil and gas advisory on page 31 of this Annual Financial Report.
2
North American gross proved reserves exclude synthetic crude oil reserves: 2004 – 41.2 mmbbls; 2005 – 40.2 mmbbls and 2006 – 38.9 mmbbls.
3
Scandinavia for 2003 and 2004 includes Norway, but excludes Denmark.
4
Southeast Asia for 2003 and 2004 includes Indonesia and Malaysia/Vietnam, but excludes Australia.
5
Other includes Algeria, Tunisia and Trinidad and Tobago, but excludes Tunisia in 2003 and 2004.
6
North America includes proved reserves in Canada of 190.2, 183.0, 173.4 and 166.6 mmbbls of crude oil and liquids as at December 31, 2003, 2004, 2005 and 2006, respectively, and 2,535.8, 2,482.3, 2,561.1 and 2,661.3 bcf of nautral gas as at December 31, 2003, 2004, 2005 and 2006 respectively.

80 Talisman Energy 2006 Annual Financial Report

Landholdings and Drilling

2006 Landholdings

(thousand acres)	Developed		Undeveloped		Total

	Gross	Net	Gross	Net	Gross	Net

North America

Canada	3,374.6	1,753.4	9,085.6	4,771.9	12,460.2	6,525.3

United States	37.2	32.9	2,212.8	1,857.9	2,250.0	1,890.8

Frontiers[1]	–	–	1,905.9	1,208.8	1,905.9	1,208.8

Total North America	3,411.8	1,786.3	13,204.3	7,838.6	16,616.1	9,624.9

United Kingdom

United Kingdom	296.6	198.6	2,134.4	1,107.5	2,431.0	1,306.1

Netherlands	217.1	26.4	128.0	64.0	345.1	90.4

Germany	–	–	1,536.0	768.0	1,536.0	768.0

Total United Kingdom	513.7	225.0	3,798.4	1,939.5	4,312.1	2,164.5

Scandinavia

Norway	174.5	85.0	4,072.8	1,773.0	4,247.3	1,858.0

Denmark	10.4	3.1	130.2	36.8	140.6	39.9

Total Scandinavia	184.9	88.1	4,203.0	1,809.8	4,387.9	1,897.9

Southeast Asia

Indonesia	511.6	107.9	5,663.0	833.6	6,174.6	941.5

Malaysia and Vietnam	268.3	118.8	3,475.3	1,976.0	3,743.6	2,094.8

Papua New Guinea	9.2	3.6	488.9	140.9	498.1	144.5

Australia	–	–	858.2	325.1	858.2	325.1

Total Southeast Asia	789.1	230.3	10,485.4	3,275.6	11,274.5	3,505.9

Other

Algeria	76.8	5.2	–	–	76.8	5.2

Tunisia	3.9	0.2	804.7	79.4	808.6	79.6

Trinidad and Tobago	23.5	5.9	271.2	113.1	294.7	119.0

Other[2]	–	–	6,397.9	3,830.4	6,397.9	3,830.4

Total Other	104.2	11.3	7,473.8	4,022.9	7,578.0	4,034.2

Total International	1,591.9	554.7	25,960.6	11,047.8	27,552.5	11,602.5

Total Worldwide	5,003.7	2,341.0	39,164.9	18,886,4	44,168.6	21,227.4

Synthetic Oil	13.8	2.2	437.5	84.4	451.3	86.6

1
Frontiers includes Alaska and Northwest Territories.
2
Includes Colombia, Peru, Qatar and Scotian Slope.

Talisman Energy 2006 Annual Financial Report 81

2006 Drilling

The following table sets forth the number of wells1 Talisman has drilled and tested or participated in drilling and testing, and the net2 interest of Talisman in such wells. The number of wells drilled refers to the number of wells completed at any time during the fiscal year, regardless of when drilling was initiated. The term 'completion' refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency.

		Exploration				Development				Total
Year Ended December 31, 2006		Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total	Oil[3]	Gas[3]	Dry[4]	Total

North America

Canada	Gross	8	110	3	121	186	353	7	546	194	463	10	667

	Net	4.2	75.7	1.6	81.5	91.8	235.2	7.0	334.0	96.0	310.9	8.6	415.5

United States	Gross	–	33	1	34	–	–	–	–	–	33	1	34

	Net	–	27.1	1.0	28.1	–	–	–	–	–	27.1	1.0	28.1

United Kingdom

United Kingdom	Gross	1	–	2	3	20	–	–	20.0	21	–	2	23

	Net	0.9	–	0.3	1.2	7.3	–	–	7.3	8.2	–	0.3	8.5

Netherlands	Gross	–	1	–	1	–	4	–	4	–	5	–	5

	Net	–	0.1	–	0.1	–	0.2	–	0.2	–	0.3	–	0.3

Germany	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.5	0.5	–	–	–	–	–	–	0.5	0.5

Scandinavia

Norway	Gross	1	–	1	2	5	–	–	5	6	–	1	7

	Net	0.6	–	0.4	1.0	2.1	–	–	2.1	2.7	–	0.4	3.1

Southeast Asia

Indonesia	Gross	2	–	–	2	10	9	3	22	12	9	3	24

	Net	0.1	–	–	0.1	0.2	1.5	0.2	1.9	0.3	1.5	0.2	2.0

Malaysia/Vietnam	Gross	–	1	–	1	7	2	1	10	7	3	1	11

	Net	–	0.4	–	0.4	3.3	0.8	0.4	4.5	3.3	1.2	0.4	4.9

Australia	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.3	0.3	–	–	–	–	–	–	0.3	0.3

Other

Algeria	Gross	5	–	1	6	7	–	–	7	12	–	1	13

	Net	0.5	–	0.1	0.6	1.1	–	–	1.1	1.6	–	0.1	1.7

Tunisia	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.1	–	–	0.1	0.1	–	–	0.1

Trinidad and Tobago	Gross	2	–	2	4	3	1	–	4	5	1	2	8

	Net	0.5	–	1.3	1.8	0.8	0.3	–	1.1	1.3	0.3	1.3	2.9

Other[5]	Gross	–	–	4	4	–	–	–	–	–	–	4	4

	Net	–	–	1.7	1.7	–	–	–	–	–	–	1.7	1.7

Total	Gross	19	145	16	180	240	369	11	620	259	514	27	800

	Net	6.8	103.3	7.2	117.3	106.7	238.0	7.6	352.3	113.5	341.3	14.8	469.6

1
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.
2
Net wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.
3
A productive oil or gas well is an exploratory or development well that is not a dry well.
4
A dry well (hole) is an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
5
Other includes Qatar, Colombia and Gabon.

Five Year Drilling Results

	2006	2005	2004	2003	2002		2006	2005	2004	2003	2002

North America						International

Total oil wells	194	171	137	204	146	Total oil wells	65	51	57	51	55

Total gas wells	496	495	444	378	223	Total gas wells	18	5	3	18	7

Drilling success (%)	98	97	94	93	87	Drilling success (%)	84	81	77	90	77

82 Talisman Energy 2006 Annual Financial Report

Directors and Executives
Board of Directors

Douglas D. Baldwin2,3,4,[6]
Chairman, Talisman Energy Inc.
Alberta, Canada

 James W. Buckee2,[5]
President and Chief Executive Officer
Talisman Energy Inc.
Alberta, Canada

 William R.P. Dalton1,[5]
Corporate Director
Arizona, United States

 Kevin S. Dunne3,5,[6]
Corporate Director
British Virgin Islands

 Lawrence G. Tapp1,[4]
Chairman, ATS Automation Tooling Systems Inc.
British Columbia, Canada

 Stella M. Thompson2,4,[5]
Principal, Governance West Inc.
President, Stellar Energy Ltd.
Alberta, Canada

 Robert G. Welty1,[3]
Chairman and Director
Sterling Resources Ltd.
Alberta, Canada

 Charles R. Williamson3,[4]
Corporate Director
California, United States

 Charles W. Wilson1,[2],6
Corporate Director
Colorado, United States

 Executives

James W. Buckee
President and Chief Executive Officer

 A. Paul Blakeley
Executive Vice-President, International Operations (East)

 Philip D. Dolan
Vice-President, Finance and Chief Financial Officer

 Ronald J. Eckhardt
Executive Vice-President, North American Operations

 T. Nigel D. Hares
Executive Vice-President, International Operations (West)

 Robert M. Redgate
Executive Vice-President, Corporate Services

 M. Jacqueline Sheppard
Executive Vice-President, Corporate and Legal,
and Corporate Secretary

 John 't Hart
Executive Vice-President, Exploration

 1  Member of Audit Committee
2  Member of Executive Committee
3  Member of Governance and Nominating Committee
4  Member of Management Succession and Compensation Committee
5  Member of Pension Funds Committee
6  Member of Reserves Committee

Talisman Energy 2006 Annual Financial Report 83

Corporate Information
Executive Office

Talisman Energy Inc. 3400, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234 Facsimile: (403) 237-1902
 www.talisman-energy.com E-mail: tlm@talisman-energy.com

 Select Field Offices

Talisman Energy (UK) Limited Talisman House, 163 Holburn Street,
Aberdeen, Scotland, United Kingdom AB10 6BZ
Telephone: 44 (1224) 352-500 Facsimile: 44 (1224) 354-300

 Talisman Energy Norge A.S. Verven 4, 4 Etasje, Norway,
Telephone: 47 (5200) 2000 Facsimile: 47 (5200) 1500

 Goal Petroleum (Netherlands) B.V. Atrium Bldg c/o Regus Centre,
Strawinskylaan 3159, Amsterdam, The Netherlands 1077ZX
Telephone: 31 (20) 540-8840 Facsimile: 31 (20) 540-8854

 Talisman Energy (Qatar) Inc. Box 22630, Suite 2-1,
Al Jaber Tower, Museum Street, Doha, Qatar
Telephone: (974) 435-1815 Facsimile: (974) 435-0980

 Talisman (Asia) Limited Setiabudi Atrium Office, Suite 402,
Jl. HR Rasuna Said kav. 62-Kuningan, Jakarta 12920, Indonesia
Telephone: 62 (21) 521-0650 Facsimile: 62 (21) 521-0660

 Talisman Malaysia Limited Level 31, Menara Citibank,
165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Telephone: (603) 2055-2888 Facsimile: (603) 2162-6972

 Talisman Vietnam Limited Landmark Building, Unit 703,
5B Ton Duc Thang St, Dist. 3, Ho Chi Minh City, Vietnam
Telephone: (848) 823-8232 Facsimile: (848) 823-8237

 Fortuna Energy Inc. 203 Colonial Drive, Suite 101,
Horseheads, New York USA 14845
Telephone: (607) 795-1040 Facsimile: (607) 795-1041

 Fortuna Exploration, 3601 C Street, Suite 370,
Anchorage, Alaska USA 33503
Telephone: (907) 644-4429 Facsimile: (907) 644-4892

 Talisman (Trinidad) Petroleum Ltd., 9th Floor, Albion Plaza Energy Centre
22-24 Victoria Avenue, Port of Spain, Trinidad, West Indies
Telephone: (868) 625-1515 Facsimile: (868) 624-7999

 Investor Relations Contacts

M. Jacqueline Sheppard
Executive Vice-President, Corporate and Legal,
and Corporate Secretary
(403) 237-1183

 David W. Mann
Senior Manager, Corporate and
Investor Communications
(403) 237-1196

 Christopher LeGallais
Senior Manager, Investor Relations
(403) 237-1957

84 Talisman Energy 2006 Annual Financial Report

Investor Information

Common Shares	Private Debt

Transfer agent
Computershare Investor Services Inc.
Calgary, Toronto, Montreal, Vancouver

 Co-transfer agent
Computershare Trust Company N.A.

 Authorized
Unlimited number of common shares and unlimited
number of first and second preferred shares

 Issued
1,063,928,405 common shares at December 31, 2006

 Stock Exchange Listings

Common shares
Symbol:    TLM
Canada:    Toronto Stock Exchange
United States:    New York Stock Exchange

 Public Debt

Trustee
Computershare Trust Company of Canada
7.125% (US$) unsecured debentures
7.25% (US$) unsecured debentures
8.06% unsecured medium term notes
4.44% unsecured medium term notes

 Trustee
JP Morgan Chase, London Branch
6.625% (UK£) unsecured notes

 Trustee
Bank of Nova Scotia Trust Company of New York
5.125% (US$) unsecured notes
5.75% (US$) unsecured notes
5.85% (US$) unsecured notes
6.25% (US$) unsecured notes

Talisman is currently rated as
DBRS – BBB (high) (Stable)
Moody's – Baa2 (Stable)
S&P – BBB+ (negative outlook)

6.89% (US$) unsecured notes, Series B
6.68% (US$) unsecured notes

 Dividends

In 2006, the Company paid dividends on Talisman's common shares totaling $0.15 per share. The dividends were paid on June 30 and December 29, 2006. Talisman's dividend policy is subject to review semi-annually by the Board of Directors.

Talisman confirms that all dividends paid to shareholders in 2006 are 'eligible dividends' pursuant to recently enacted provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2007 and subsequent years will be eligible dividends for such purposes.

Over the last three-year period, Talisman paid semi-annual dividends on its common shares[1] totaling $0.10/share in 2004, $0.11/share in 2005 and $0.15/share in 2006.

 1  All per share amounts have been adjusted to reflect the Company's three-for-one share splits, which were effected in May 2004 and May 2006.

 Annual Meeting

The annual meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, May 9, 2007 in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by the Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

Talisman Energy 2006 Annual Financial Report 85

Market Information

		2006		2005		2004

COMMON SHARES[1]		TSX	NYSE	TSX	NYSE	TSX	NYSE

		(C$)	(US$)	(C$)	(US$)	(C$)	(US$)
Share price ($)	High	24.84	21.62	20.83	18.08	11.70	9.55

	Low	16.12	14.21	10.50	8.36	7.84	5.88

	Close	19.80	16.99	20.53	17.63	10.78	8.99

Shares traded (millions)	First quarter	304.9	247.4	298.2	107.7	258.6	70.2

	Second quarter	291.4	211.9	270.6	118.2	245.7	82.2

	Third quarter	300.7	146.9	278.1	125.7	243.9	57.6

	Fourth quarter	290.6	174.1	300.3	153.6	299.7	62.1

	Year	1,187.6	780.3	1,147.2	505.2	1,047.9	272.1

Year-end shares outstanding (millions)		1,064		1,099		1,126

Weighted average shares outstanding (millions)		1,092		1,104		1,149

Year-end stock options outstanding (millions)		63.9		64.5		62.4

1
Prior years' per common share numbers have been adjusted to reflect the three-for-one share split in May 2006.

86 Talisman Energy 2006 Annual Financial Report

Advisories

Non-GAAP Financial Measures

Included in this Annual Financial Report are references to financial measures commonly used in the oil and gas industry such as cash flow and earnings from operations. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and against peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Year ended December 31 ($ millions)	2006	2005	2004

Cash provided by operating activities	4,374	4,871	3,119

Changes in non-cash working capital	374	(199)	(203)

Cash flow	4,748	4,672	2,916

Reserves Data and Other Oil and Gas Information

Please see the advisory in the MD&A on page 31 of this Annual Financial Report.

Talisman Energy 2006 Annual Financial Report 87

Abbreviations and Definitions

bbl bbls bbls/d bcf boe boe/d C$ DBRS FPSO Gj LIBOR mbbls/d mboe mboe/d mcf mcf/d mmbbls mmbbls/d mmboe mmbtu mmcf mmcf/d Moody's NYMEX NYSE OECD OPEC PRT PSC S&P tcf TSX UK US US$ WTI £

barrel
barrels
barrels per day
billion cubic feet
barrels of oil equivalent
barrels of oil equivalent per day
Canadian dollars
Dominion Bond Rating Service
Floating Production, Storage and Offloading Vessel
gigajoule
London Interbank Offered Rate
thousand barrels per day
thousand barrels of oil equivalent
thousand barrels of oil equivalent per day
thousand cubic feet
thousand cubic feet per day
million barrels
million barrels per day
million barrels of oil equivalent
million British thermal units
million cubic feet
million cubic feet per day
Moody's Investors Service
New York Mercantile Exchange
New York Stock Exchange
Organization for Economic Cooperation and Development
Organization of Petroleum Exporting Countries
Petroleum Revenue Tax
Production Sharing Contract
Standard & Poor's Corp.
trillion cubic feet
Toronto Stock Exchange
United Kingdom
United States of America
United States dollar
West Texas Intermediate
Pound sterling

Natural gas is converted to oil equivalent at the ratio of six mcf to one boe. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests, royalty interests and net profits interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and Equivalency Factors
		Imperial		Metric

		1 ton	=	0.907 tonnes
		1 acre	=	0.40 hectares
		1 barrel	=	0.159 cubic metres
		1 cubic foot	=	0.0282 cubic metres

88 Talisman Energy 2006 Annual Financial Report

Talisman has produced a separate Annual Report Summary, Corporate Responsibility Report and Corporate Responsibility Summary. These reports are available by contacting the Company and can also be viewed or downloaded at **www.talisman-energy.com**

"risky business"

TALISMAN
ENERGY

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Management's Discussion and Analysis
Talisman's Performance Highlights in 2006
Report of Management
Management Report on Internal Control over Financial Reporting
Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)
Independent Auditors' Report on Financial Statements
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Retained Earnings
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Supplementary Oil and Gas Information
Additional Information
Landholdings and Drilling
Investor Information
Market Information
Abbreviations and Definitions